07021665

AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

ABN 74 115 ...

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

MAIL PROCESSING SECTION RECEIVED MAR - 8 2007 WASH. D.C. 199

5 March 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

SUPPL

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
File No. 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

PROCESSED
MAR 13 2007 E
THOMSON
FINANCIAL

Dew 3/12

Issues Raised and Reported to the ASX

Period 01 February 2007 – 28 February 2007 (inclusive)

01/02/2007	Lapse of Conditional Obligation to take PNG Gas
01/02/2007	Sun Gas acquisition completed
05/02/2007	AGL welcomes merger talks with Origin Energy proceeding
19/02/2007	Trading Halt
19/02/2007	Request for Trading Halt
19/02/2007	Half Yearly Report & Half Year Accounts
19/02/2007	AGL Energy posts inaugural profit result
19/02/2007	Acquisition of Powerdirect
19/02/2007	Investor Presentation
21/02/2007	AGL completes institutional share placement
21/02/2007	ASX Statement re Prospectus
21/02/2007	AGL Energy Prospectus
23/02/2007	Appendix 3B
23/02/2007	AGL disappointed with Origins decision
23/02/2007	Supplementary Prospectus
26/02/2007	Amended Initial Director's Interest Notice x 2 (18/10/06)
28/02/2007	Further Information re Origin Merger of Equals Proposal
28/02/2007	Change of Director's Interest Notice

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/02/2007

TIME: 10:43:29

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Lapse of Conditional Obligation to take PNG Gas

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

1 February 2007

AGL announces lapse of conditional obligation to take PNG gas

AGL announced today that the conditional gas supply agreement it had entered into with Esso Highlands Limited and other PNG Gas Project participants to take PNG gas has lapsed.

Notice of such lapse was received today as a result of the PNG pipeline project not proceeding. At the same time ExxonMobil, the operator of the PNG Gas Project, has advised participants that the cooperative heads of agreement between the parties has also lapsed.

AGL still believes that the PNG Gas Project remains potentially viable in view of eastern Australia's long term demand for natural gas. AGL will be working closely with all parties in the project to extract maximum value from its gas reserves which it acquired for a very modest consideration. The future developments will include a range of other gas project concepts including LNG and petrochemicals and we expect to make a decision on these projects later this year.

AGL's equity gas interests in PNG are 11.9% of PDL 2 (Kutubu field) and 66.7% of PDL 4 (Gobe field). AGL's equity oil reserves and production interests in PNG are unaffected by these developments.

Further enquiries:

Media

Deane Russell, General Manager External Affairs
Direct: + 61 2 9921 2336
Mobile: + 61 (0) 402 060 528
e-mail: drussell@agl.com.au

Investors & Analysts

Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/02/2007

TIME: 12:38:04

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sun Gas acquisition completed

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx release

1 February 2007

Sun Gas acquisition completed

AGL Energy Limited (AGL) has today completed the $75 million acquisition of the Queensland Government's Sun Gas retail business which includes approximately 70,800 residential and industrial and commercial customers.

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 05/02/2007

TIME: 12:41:18

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL welcomes merger talks with Origin Energy proceeding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

5 February 2007

AGL welcomes merger talks with Origin Energy proceeding.

AGL Energy welcomes Origin Energy's decision to enter into discussions regarding a potential merger of equals between the two companies.

The market will be kept informed of any material developments.

Ends

Further enquiries:

Susan Cato
Direct: +61 2 9360 6606
Mobile: +61 (0)419 282 319
Email: cato@catocounsel.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/02/2007

TIME: 08:43:23

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Fax: 02 9921 2552

ABN 74 115 061 375

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

19 February 2007

Johnathon Matthews
Issuers Adviser (Sydney)
Market Supervision
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Mr Matthews,

Re: Request for Trading Halt

As discussed, AGL Energy Limited hereby requests a trading halt, within the meaning of LR 17.1, effective immediately.

The reason for the trading halt is the pending announcement of the acquisition of Powerdirect Australia and associated capital raising. The trading halt is requested until market opens on Wednesday 21 February 2007.

AGL Energy Limited is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Paul McWilliams

Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2007

TIME: 09:03:33

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Request for Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ABN 74 115 061 375
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx statement

19 February 2007

Attached is a copy of a letter from the company requesting a trading halt.

AGL Energy Limited also advises that its financial results for the six months to 31 December 2006 will be released today and not on 22 February 2007 as previously advised.

Paul McWilliams
Company Secretary

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

AGL Energy Limited
ABN 74 115 061 375

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

19 February 2007

Johnathon Matthews
Issuers Adviser (Sydney)
Market Supervision
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Mr Matthews,

Re: Request for Trading Halt

As discussed, AGL Energy Limited hereby requests a trading halt, within the meaning of LR 17.1, effective immediately.

The reason for the trading halt is the pending announcement of the acquisition of Powerdirect Australia and associated capital raising. The trading halt is requested until market opens on Wednesday 21 February 2007.

AGL Energy Limited is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Paul McWilliams

Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2007

TIME: 09:10:28

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 4D

AGL Energy Limited

ABN 74 115 061 375

Half Year Report

Results for announcement to the market for the half year ended 31 December 2006

Extracts from this report for announcement to the market $A Million

Revenue	**Up**	**15,914%**	To	**1,313.2**
Profit after income tax attributable to Shareholders of the Parent Entity	**Down**	**55.3%**	To	**3.4**

Dividends	Amount per ordinary share	Franked amount per ordinary share
Interim dividend	**9.5¢**	**9.5¢**
Prior interim dividend	**nil ¢**	**nil ¢**

Record date for determining entitlements to the dividends:

Interim dividend 9 March 2007 to be paid on 22 March 2007

Brief explanation of revenues, profit after income tax and dividends:

A detailed analysis of these results is found in the Directors' Report of the half year report attached to this announcement.

Profit after income tax includes significant profits and losses after income tax as detailed in Note 5.

The interim dividend in respect of ordinary shares for the half year ended 31 December 2006 has not been recognised in the half year report as it was declared subsequent to 31 December 2006.

The controlled entities of AGL Energy Limited as at 31 December 2006 were acquired by the Company at various dates prior to completion of the demerger transaction on 25 October 2006. Therefore, neither the results of the current period nor the prior year comparative are representative of what the reported results would have been if the controlled entities had been held by AGL Energy Limited for the entirety of both periods.

AGL Energy Limited and Subsidiaries
ABN 74 115 061 375

Directors' Report for the Half Year Ended 31 December 2006

(Incorporating the commentary by Directors and dividend announcement made to the Australian Stock Exchange Limited on 19 February 2007)

The Directors' report on AGL Energy Limited consolidated entity for the half year ended 31 December 2006 in accordance with Section 306 of the Corporations Act 2001.

Results

Underlying profit after income tax attributable to Shareholders (excluding significant items) was $60.9 million resulting in basic earnings per share from continuing operations of 44.6 cents.

The result for the half year included the following one-off significant items after tax as detailed in Note 5:

	$m
Merger / Demerger costs	48.6
Redundancy / Restructure costs	8.9
Total significant items after income tax	57.5

	Excluding Significant items		Including Significant items	
	31 Dec 2006 $m	31 Dec 2005 $m	**31 Dec 2006 $m**	31 Dec 2005 $m
Profit before finance costs, depreciation and amortisation and income tax (EBITDA)	**233.5**	12.8	**151.3**	12.8
Depreciation and amortisation	**(79.3)**	(1.8)	**(79.3)**	(1.8)
Profit before finance costs and income tax (EBIT)	**154.2**	11.0	**72.0**	11.0
Finance costs	**(63.4)**	(0.1)	**(63.4)**	(0.1)
Profit before income tax (PBT)	**90.8**	10.9	**8.6**	10.9
Income tax	**(29.9)**	(3.3)	**(5.2)**	(3.3)
Profit after income tax attributable to Shareholders of the Parent Entity	**60.9**	7.6	**3.4**	7.6

The controlled entities of AGL Energy Limited as at 31 December 2006 were acquired by the Company at various dates prior to completion of the demerger transaction on 25 October 2006. Therefore, neither the results of the current period nor the prior year comparative are representative of what the reported results would have been if the controlled entities had been held by AGL Energy Limited for the entirety of both periods.

This program has already seen a significant reduction of full-time equivalent employees, with FTEs down from 1,331 at the end of December 2005 to 1,102 at December 2006, representing a reduction of 229 FTEs or 17%.

Dual Fuel Strategy

In the face of increasingly competitive markets, Retail Energy continued to grow its dual fuel customer accounts over the 6 months to 31 December 2006 and now has 1.3 million accounts (including ActewAGL) where AGL supplies both gas and electricity. Strong growth in electricity accounts in New South Wales and gas accounts in South Australia have driven improvement in dual fuel penetration.

Merchant Energy EBIT $90.2 million (2005 $11.0 million)

AGL's merchant energy activities involve power generation, electricity trading and hedging, upstream gas and oil production, gas trading, managing a portfolio of gas supply and transmission contracts as well as providing services to major and commercial customers.

For the half-year to 31 December 2006, Merchant Energy's contribution to profit before finance costs and income tax increased from $11.0 million to $90.2 million. The significant increase in profit contribution is due to the purchase of new businesses during or since the prior half year and the acquisition of existing businesses from The Australian Gas Light Company in preparation for the demerger of AGL Energy Limited.

Wholesale Energy and Power Generation EBIT $17.5 million (2005 $10.8 million)

The Wholesale Energy and Power Generation business comprises an integrated portfolio of generation, contracting and hedging activities whose primary objective is to effectively manage AGL's energy costs.

Wholesale Gas

The Wholesale Gas division is responsible for sourcing and managing AGL's gas supply and transportation portfolio to maximise wholesale price effectiveness for the Retail businesses. Wholesale Gas also supplies other retailers and internal and third party gas fired generators.

Energy Services

Energy Services division is tasked with maximising customer specific opportunities to make businesses more sustainable and energy efficient. The Energy Services business continues to build upon its centres of excellence including program maintenance, gas combustion, customer energy infrastructure, customer based asset development and energy efficiency related carbon benefits. Projects include renewable generation from landfill gas, sewerage treatment works and co-generation and compressed natural gas.

The business continues to add value to customer relationships with the most recent example being the successful commissioning of over 4.5MW gas turbine co-generation project at Symex in Melbourne, Victoria. As part of this 15 year arrangement Energy Services will build, own and operate the asset as well as secure a 15 year gas supply and co-generation agreement. Energy Services now has a portfolio of 20 significant projects with a further 4 projects under development.

Power Generation and Trading

AGL's power generation portfolio included the gas fired peaking generators, Somerton in Victoria and Hallett in South Australia, AGL's 32.5% investment in Loy Yang Power and AGL Hydro (formerly Southern Hydro).

AGL now has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, wind, landfill gas and biogas).

Power Generation's contribution for the half-year to 31 December 2006 included a $20.5m development fee from the sale of the Hallett Wind Farm development, $4.0 million from the Loy Yang investment and a higher contribution from AGLHydro. Excluding AGLHydro, there was no contribution from the Power Generation assets or Loy Yang investment in the prior year. The substantial growth in AGL's power generation portfolio, which underpins AGL's strategy of growing its interests in upstream assets, delivered additional revenue as well as efficiency gains in relation to operating costs delivered through the increased scale and integration of the generation portfolio.

PNG Upstream Investment

AGL holds interests of 11.9% in the PDL2 joint venture, which has been producing oil since 1991, and a 66.7% interest in the PDL4 joint venture, which has been producing oil since 1996. AGL has substantially hedged its oil price exposure against its share of forecast production over the next three years with a mixture of futures and options.

AGL's share of oil production for the half year was 1.26 million barrels, while oil liftings totalled 1.40 million barrels at a realised sales price of US$69.26 per barrel after taking into account the impact of settled hedges. Gross oil sales totalled $127.5 million comprising revenue of $121.2 million and a $6.3 million gain on settled oil futures and options. The EBIT contribution for the half year was $67.4 million, comprising underlying EBIT of $61.9 million and a gain of $5.5 million in respect of the portfolio of oil hedge contracts. There was no prior period contribution from this investment.

AGL previously held a 10% interest in the upstream PNG Gas Project joint venture. However on 1 February 2007 AGL announced that the cooperative heads of agreement between the joint venture participants had lapsed. Consequently, AGL has no ongoing obligations to fund this venture, nor has it any further obligations to the vendor of its original interest (Oil Search Limited) for additional acquisition payments for gas. AGL's interests over the gas reserves have now reverted to its licence joint venture interests listed at the beginning of this section.

AGL believes that the upstream PNG Gas Project remains potentially viable in view of eastern Australia's long-term demand for natural gas. AGL will be working closely with all parties in the project to extract maximum value from its gas reserves. The future developments will include a range of other gas project concepts including liquefied natural gas (LNG) and petrochemicals and we expect to make a decision on these projects later this year.

Camden Gas Project and Other Sydney Basin Joint Ventures
AGL's 50% petroleum interests in the Sydney Basin allow it to participate in the exploration, development and production of CSM in the Camden, Sydney and Hunter Valley regions. Exploration activities continued during the half year aimed at defining and assessing the potential of additional CSM resources.

AGL's share of gas sales from the Camden Gas Project for the half year was 1.1 PJ. Current monthly sales at Camden on an annualised basis are approximately 4.5 PJ, with AGL's share being 2.25 PJ. Half year sales revenue totalled $3.5 million and EBIT contribution from all the Sydney Basin joint ventures was $0.2 million, after depreciation and amortisation of $1.9 million.

Moranbah Gas Project Joint Ventures
On 22 August 2006 AGL announced it had completed the acquisition of BHP Billiton's 50% interest in the Moranbah Gas Project for US$68.7 million (approximately $93 million). The assets acquired are operated by Arrow Energy NL, and also include a 99% interest in the ATP 364P exploration joint venture (although Arrow has sole exploration rights) and all BHP Billiton's rights including a 5% override royalty under a 50-year agreement (that began in 2000).

AGL's share of gas sales since acquisition was 2.7 PJ. The operator recently reported Moranbah production at 45 TJ per day, with AGL's share being 22.5 TJ per day. Sales revenue since acquisition totalled $5.5 million and EBIT contribution was $0.2 million, after depreciation and amortisation of $3.9 million.

QGC Share Investment
On 5 December 2006 AGL announced it had reached agreement with QGC to take a cornerstone investment of 27.5% for up to $292 million. As part of the transaction AGL will also enter into a 540 PJ, 20-year gas supply agreement with QGC, with an option to take an additional 200 PJ. Both agreements are subject to approval by QGC shareholders.

Directors in Office

The names of Directors of the Parent Entity who held office during or since the end of the half year are:

	First Appointed
Mark Roderick Granger Johnson – Chairman	17 February 2006
Paul Anthony – Managing Director	23 May 2006
David Charles Keith Allen AO	17 February 2006
Carolyn Judith Hewson	17 February 2006
Maxwell Gilbert Ould	17 February 2006
Graham John Reaney	5 July 2006
Jeremy Charles Roy Maycock	9 October 2006
Sandra Veronica McPhee	9 October 2006
David Paul Craig	17 February 2006 (resigned 9 October 2006)

Auditor's Independence Declaration

The auditors independence declaration is set out on page 32.

Rounding of Amounts to Nearest $0.1 Million

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and this Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Mark Johnson
Chairman

AGL

AGL Energy Limited and Subsidiaries
Consolidated Balance Sheet
As at 31 December 2006

	31 Dec 2006 $m	30 June 2006 $m
Current assets		
Cash and cash equivalents	**146.6**	58.5
Trade and other receivables	**829.9**	209.0
Inventories	**21.8**	21.6
Other financial assets	**378.4**	415.8
Other assets	**10.0**	3.4
Total current assets	**1,386.7**	708.3
Non-current assets		
Trade and other receivables	**0.4**	0.1
Investments accounted for using the equity method	**341.2**	-
Exploration and evaluation assets	**65.9**	51.5
Oil and gas assets	**552.8**	498.4
Property, plant and equipment	**1,133.4**	845.4
Intangible assets	**2,114.7**	847.0
Other financial assets	**424.0**	38.8
Other assets	**21.5**	4.2
Total non-current assets	**4,653.9**	2,285.4
Total assets	**6,040.6**	2,993.7
Current liabilities		
Trade and other payables	**485.7**	59.1
Borrowings	**317.4**	2,272.7
Provisions	**24.8**	9.9
Current tax liabilities	**32.6**	-
Other financial liabilities	**372.3**	154.8
Other liabilities	**0.8**	0.9
Total current liabilities	**1,233.6**	2,497.4
Non-current liabilities		
Borrowings	**1,403.1**	223.0
Provisions	**27.0**	13.5
Other financial liabilities	**40.1**	91.7
Deferred tax liabilities	**180.5**	36.8
Other liabilities	**21.0**	1.3
Total non-current liabilities	**1,671.7**	366.3
Total liabilities	**2,905.3**	2,863.7
Net assets	**3,135.3**	130.0
Equity		
Issued capital	**2,924.0**	-
Other contributed equity	**-**	123.9
Reserves	**46.9**	(17.3)
Retained earnings	**164.4**	23.4
Total equity	**3,135.3**	130.0

AGL

AGL Energy Limited and Subsidiaries
Consolidated Statement of Recognised Income and Expense
For the half year ended 31 December 2006

	31 Dec 2006 $m	31 Dec 2005 $m
Cash flow hedges:		
Gain taken to equity	**3.5**	-
Transferred to profit or loss for the period	**(12.3)**	-
Net gain on hedge of net investment in foreign operations	**34.0**	
Translation of foreign operations	**(25.7)**	-
Actuarial gain on defined benefit superannuation plans	**4.5**	-
Share of decrements in reserves and retained earnings attributable to associates and joint venture entities	**(12.0)**	-
Income tax on items taken directly to or transferred from equity	**(20.7)**	-
Other	**1.8**	-
Net income/(expenses) recognised directly in equity	**(26.9)**	-
Profit for the period	**3.4**	7.6
Total recognised income and expense for the period attributable to Shareholders of the Parent Entity	**(23.5)**	7.6

Reconciliation of Consolidated Statement of Recognised Income and Expense to equity movements

	31 Dec 2006	
	Reserves $m	**Retained earnings $m**
Opening balance at 30 June 2006	**(17.3)**	**23.4**
Hedge reserve acquired on acquisition of subsidiaries	**90.4**	-
Retained earnings adjustment on acquisition of subsidiaries	-	**137.6**
Current period adjustments	**(26.9)**	-
Movement in reserves and retained earnings not reflected in statement of recognised income and expense above:		
Share base payments expense	**0.7**	-
Profit for the period	-	**3.4**
Closing balance at 31 December 2006	**46.9**	**164.4**

Note 1 – Summary of significant accounting policies (continued)

(d) Trade and other receivables

Trade receivables, loans and other receivables are recorded at amortised cost less impairment.

An allowance for doubtful debts is raised when the collection of the full amount of the debt is no longer probable. Bad debts are written off when identified.

Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the half year.

(e) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(f) Investments

Investments in associates and jointly controlled entities are shown at cost plus the consolidated entity's share of the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for by using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment.

(g) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of subsidiaries.

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the financial year the asset is derecognised.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated on a straight line basis at rates based upon the expected useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

The following estimated useful lives are used in the calculation of depreciation:

Freehold buildings	- 50 years;
Leasehold improvements	- lesser of lease period or 20 years; and
Plant and equipment	- 3 to 25 years.

Leased assets

Leases are classified as finance leases when the consolidated entity assumes substantially all the risks and rewards of ownership.

Note 1 – Summary of significant accounting policies (continued)

(j) Intangible assets (continued)

Licences

Licences are carried at cost less any accumulated impairment losses. Licences are considered to have indefinite useful lives as they were either granted in perpetuity or there is evidence that the licences will be renewed beyond the initial term and the cost of renewal is not significant. Licences with indefinite useful lives are not amortised, but are tested for impairment annually and whenever there is an indication that the licences may be impaired. Any impairment is recognised immediately in profit or loss.

(k) Impairment

At each reporting date, the consolidated entity reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than the carrying amount of the asset or cash-generating unit, it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset or cash-generating unit but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(l) Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition and the sale of the asset or disposal group is expected to be completed within one year from the date of classification.

(m) Trade and other payables

Trade and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services.

(n) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

Note 1 – Summary of significant accounting policies (continued)

(q) Income tax (continued)

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The payments are recorded as intercompany receivables/payables. The intercompany receivables/payables are at call.

(r) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date, are measured at undiscounted amounts using the remuneration wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for long service leave and other employee benefits, which are not expected to be settled within twelve months of reporting date, are measured as the present value of its estimated future cash outflows to be made by the group in respect of services provided by employees up to reporting date.

Contributions to defined contributions superannuation plans are expensed when incurred.

For defined benefit superannuation plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each reporting date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur.

Past service cost is recognised immediately as an expense to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(s) Share-based payments

The consolidated entity provides benefits to employees (including Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

(t) Foreign currency translation

The functional and presentation currency of AGL Energy Limited and its Australian subsidiaries is Australian dollars. The functional currency of the subsidiaries in Chile is the Chilean Peso and for subsidiaries with operations in Papua New Guinea is the United States Dollar.

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated at the exchange rate ruling at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising on translation are recognised in the income statement in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer Note 1(u)).

Financial statements of foreign operations

Assets and liabilities of foreign operations are translated into Australian dollars at exchange rates ruling at reporting date. Revenues and expenses of foreign operations are translated at average exchange rates ruling during the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve and recognised in profit or loss on disposal of the foreign operation.

Note 1 – Summary of significant accounting policies (continued)

(v) Revenue recognition

Gas and electricity services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Revenue from the sale of crude oil is recognised after each shipment is loaded.

Interest income is recognised as it accrues, using the effective interest method.

Dividend income is recognised when the shareholder's right to receive the payment is established.

(w) Finance costs

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, amortisation of borrowing costs relating to long-term financing facilities and gains and losses on certain hedging instruments that are recognised in the income statement.

Finance costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(x) Earnings per share (EPS)

Basic EPS is calculated as profit attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(y) Other contributed equity

Other contributed equity represents deemed contributions on inter entity balances which are interest free. This equity is eliminated pursuant to the internal restructuring that took place in preparation for the demerger of AGL Energy from The Australian Gas Light Company.

AGL Energy Limited and Subsidiaries
Notes to the Financial Statements
For the half year ended 31 December 2006

Seasonality of Operations

The energy business operates in an environment that is dependent upon weather as one of the key drivers of supply and demand. Fluctuations in seasonal weather patterns, particularly those over the short term, can have a positive or negative effect on the reported result. AGL Energy Limited prepares detailed forecasts of the key drivers of profitability and hedges associated risks as described in the financial statements at 31 December 2006. However, it is not possible to consistently predict this seasonality and some variability is common.

	31 Dec 2006 $m	31 Dec 2005 $m
Note 6 – Dividends		
Recognised amounts		
No dividends were declared or paid during the half year ended 31 December 2006 (2005 nil).	-	-
Unrecognised amounts #		
Proposed interim dividend to be paid 22 March 2007		
Franked amount (9.5 cents per share)	**35.8**	-
Unfranked amount (nil)	-	-
Total amount 9.5 cents per share	**35.8**	-

The proposed interim dividend in respect of ordinary shares for the half year ended 31 December 2006 has not been recognised in this financial report as the interim dividend was not declared on or before 31 December 2006.

Note 7 – Net tangible asset backing		
Net tangible asset backing per ordinary share	**$2.71**	$(358,500,000.00)

AGL Energy Limited and Subsidiaries
Notes to the Financial Statements
For the half year ended 31 December 2006

Note 9 – Segment information

(a) Segment revenues

	External Revenues		Other Income		Inter-Segment Revenues		Equity Accounted Share of Net Profits/(Losses)		Total	
	31 Dec 2006 $m	31 Dec 2005 $m	31 Dec 2006 $m	31 Dec 2005 $m	31 Dec 2006 $m	31 Dec 2005 $m	31 Dec 2006 $m	31 Dec 2005 $m	31 Dec 2006 $m	31 Dec 2005 $m
Retail Energy	1,073.7	-	-	-	-	-	-	-	1,073.7	-
Merchant Energy	179.5	8.1	23.2	0.2	392.7	-	1.4	-	596.8	8.3
Intra Segment sales	-	-	-	-	(392.7)	-	-	-	(321.2)	-
	1,253.2	8.1	23.2	0.2	-	-	1.4	-	1,349.3	8.3
Energy Investments	27.7	-	-	-	-	-	4.2	-	31.9	-
Segment totals	1,280.9	8.1	23.2	0.2	-	-	5.6	-	1,381.2	8.3
Unallocated items	10.5	-	-	-	-	-	-	-	10.5	-
	1,291.4	8.1	23.2	0.2	-	-	5.6	-	1,391.7	8.3
Less: eliminations	-	-	-	-	-	-	-	-	(71.5)	-
	1,291.4	8.1	23.2	0.2	-	-	5.6	-	1,320.2	8.3

Revenue is principally derived from:

(i) *Retail Energy* – sale of natural gas and electricity.
Merchant Energy – generation and sale of electricity and wholesale sale of gas and upstream oil and gas investments.
Energy Investments – investments in energy entities.

(ii) Inter-segment pricing is made on an "arms-length" commercial basis.

(b) Segment results – profits/(losses)

	Segment Results - Profits/(Losses)		Depreciation and Amortisation		Other Non-cash Expenses	
	31 Dec 2006 $m	31 Dec 2005 $m	31 Dec 2006 $m	31 Dec 2005 $m	31 Dec 2006 $m	31 Dec 2005 $m
Retail Energy	66.9	-	2.8	-	11.9	-
Merchant Energy	90.2	11.0	65.5	1.8	3.9	-
	157.1	11.0	68.3	1.8	15.8	-
Energy Investments	13.7	-	1.3	-	0.3	-
Segment totals	170.8	11.0	69.6	1.8	16.1	-
Unallocated items	(98.8)	-	9.7	-	2.2	-
	72.0	11.0	79.3	1.8	18.3	-
Less: finance costs	(63.4)	(0.1)				
Profit before income tax	8.6	10.9				
Income tax expense	(5.2)	(3.3)				
Profit after income tax	3.4	7.6				

Profit before income tax includes the following significant items, detailed in Note 5, as allocated to relevant segments:

(i) Retail Energy	$(4.0) million (2005 Nil)
(ii) Merchant Energy	$(3.5) million (2005 Nil)
(iii) Energy Investments	$(0.9) million (2005 Nil)
(iv) Unallocated	$(73.8) million (2005 Nil)

	31 Dec 2006 $m	30 Jun 2006 $m
Note 10 – Contingent liabilities and contingent assets		
(a) Contingent liabilities		
Bank guarantees in respect of the consolidated entity	**13.9**	9.7
Guarantees and warranties in respect of controlled entities	**22.0**	16.4
Contingent consideration under contract[1]	**51.0**	92.2
	86.9	118.3

[1]Contingent consideration under contract consists of the contingent payment of up to $51.0 million which will be made if additional reserves are proven at Camden by December 2008, based upon an agreed reserve formula with reserves verified by an independent external expert. The $41.2 million contingent consideration as at 30 June 2006 in respect of the final payment on the PNG Upstream Gas project has lapsed as a result of the PNG project not proceeding.

Other contingent liabilities

(i) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent believe that any resultant liability will not materially affect the financial position of the consolidated entity.

	Country of incorporation	Ownership Interest 2006 %	2005 %
AGL Gas Developments (Sydney) Pty Limited	Australia	100	100
(formerly AGL Wholesale Electricity Pty Limited)			
AGL Gas Production (Camden) Pt y Limited	Australia	100	100
(formerly CRH Holdings (Australia) Pty Limited)			
AGL Gas Trading Pty Limited (acquired 1 March 2006)	Australia	100	-
AGL HP1 Pty Limited	Australia	100	100
(formerly SHP1 Pty Limited)			
AGL HP2 Pty Limited	Australia	100	100
(formerly SHP2 Pty Limited)			
AGL HP3 Pty Limited	Australia	100	100
(formerly SHP3 Pty Limited)			
AGL Hydro Maintenance Services Pty Limited	Australia	100	100
(formerly Southern Hydro Maintenance Services Pty Limited)			
AGL Hydro Operations Pty Limited	Australia	100	100
(formerly Southern Hydro Operations Pty Limited)			
AGL Hydro Partnership	Australia	100	100
(formerly Southern Hydro Partnership)			
AGL International (acquired 11 October 2006)	Cayman Islands	100	-
AGL Pipelines Investments (QLD) Pty Limited (acquired 12 October 2006)	Australia	100	-
AGL Power Generation (NSW) Pty Limited (acquired 31 January 2006)	Australia	100	-
AGL Power Generation (QLD) Pty Limited (acquired 27 April 2006)	Australia	100	-
AGL Power Generation (SA) Pty Limited (acquired 1 October 2006)	Australia	100	-
AGL Power Generation (Victoria) Pty Limited (acquired 1 October 2006)	Australia	100	-
AGL Retail Energy Limited (acquired 1 March 2006)	Australia	100	-
AGL Sales Pty Limited (acquired 1 October 2006)	Australia	100	-
AGL (SHL) Pty Limited	Australia	100	100
AGL South Australia Pty Limited (acquired 1 October 2006)	Australia	100	-
AGL Southern Hydro Holdings Pty Limited	Australia	100	100
AGL Southern Hydro Investments Pty Limited	Australia	100	100
AGL Southern Hydro Pty Limited	Australia	100	100
AGL Southern Hydro (NSW) Pty Limited	Australia	100	100
AGL Utility Services Pty Limited (acquired 1 October 2006)	Australia	100	-
AGL Wholesale Gas (SA) Limited (acquired 24 October 2006)	Australia	100	-
AGL Wholesale Gas Limited (acquired 24 October 2006)	Australia	100	-
Dollar Wind Farm Pty Limited	Australia	100	100
Dual Fuel Systems Pt y Limited (acquired 1 September 2006)	Australia	100	-
EdgeCap Pty Limited (acquired 1 October 2006)	Australia	100	-
Empresa de Gas de la V Region SA (acquired 11 October 2006)	Chile	100	-
Essential Energy Services Pty Limited (acquired 1 March 2006)	Australia	100	-
H C Extractions Pty Limited (acquired 1 March 2006)	Australia	100	-
Inversiones AGL Chile Limitada (acquired 11 October 2006)	Chile	100	-
Macarthur Wind Farm Pt y Limited	Australia	100	100
Victorian Energy Pty Limited (acquired 1 October 2006)	Australia	100	-

Note 15 – Information on audits or review

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.
2. This report, and the accounts upon which the report is based (if separate), use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☑	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

5. The entity has a formally constituted Audit and Risk Management committee.

Mark Johnson
Chairman

Paul Anthony
Managing Director

19 February 2007

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

19 February 2007

The Board of Directors
AGL Energy Limited
72 Christie Street
ST LEONARDS NSW 2065

Dear Board Members

AUDITOR'S INDEPENDENCE DECLARATION TO AGL ENERGY LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of AGL Energy Limited.

As lead audit partner for the review of the financial statements of AGL Energy Limited for the half-year ended 31 December 2006, I dechre that to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
- any applicable code of professional conduct in relation to the review.

Yours faithfully,

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2007

TIME: 09:46:29

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: AGL Energy posts inaugural profit result

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

AGL Centre, 72 Christie Street
St Leonards, 2065

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

asx & media release

February 19 2007

AGL Energy posts inaugural profit result

AGL Energy Limited (AGL) has today posted its inaugural interim profit result and secured future growth opportunities through the acquisition of Powerdirect from the Queensland Government.

On a pro-forma basis for the six months to December 31, 2006, AGL posted revenue of $2.2 billion, a net profit of $134.8 million and underlying earnings per share of 31.6 cents.[1]

Commenting on the profit result, AGL Managing Director Mr Paul Anthony said; "As this is the first profit result of the new AGL, the statutory accounts are not comparable to the previous corresponding six-month period. However on a pro-forma basis, the results clearly illustrate that our merchant and retail energy businesses are tracking to expectations and performing strongly."

Mr Anthony said AGL was also delighted to have secured an additional 473,000 retail, industrial & commercial and SME customers through the purchase of the Queensland Government's Powerdirect business.[2]

"Powerdirect provides AGL with significant scale and a substantial entry platform into the Queensland energy market and will help cement AGL's position as the pre-eminent retailer of choice in Australia," he said.

Result Highlights

Statutory result[1]	Pro-forma result
• **Revenue of $1.3 billion**	• **Revenue of $2.2 billion**
• **EBIT of $72 million**	• **EBIT of $327 million**
• **Net profit of $3.4 million**	• **Net profit of $134.8 million**
• **Underlying earnings per share of 44.6c**	• **Underlying earnings per share of 31.6c**
• **Significant items of ($57.5) million**	• **Significant items of ($62.6 million)**
• **Retail Energy EBIT of $66.9 million**	• **Retail Energy EBIT of $136.6 million**
• **Merchant Energy EBIT of $90.2 million**	• **Merchant Energy EBIT of $200.1 million**
• **Interim dividend of 9.5c per share fully franked, payable on March 22**	• **Interim dividend of 9.5c per share fully franked, payable on March 22**

[1] The controlled entities of AGL Energy Ltd as at 31 December 2006, were acquired by the company, at various dates prior to completion of the demerger transaction on 25 October 2006. Therefore neither the statutory results of the current period nor the prior year comparative are representative of what the reported results would have been if the controlled entities had been held by AGL Energy Ltd for the entirety of both.

[2] See separate statement "AGL announces the acquisition of Powerdirect".

The retail energy business contributed pro-forma EBIT of $136.6 million, up 18.5 per cent on the back of strong performance in both electricity and gas markets. In the face of continued competition, AGL achieved further penetration of dual fuel customer accounts and now has 1.1 million dual fuel customer accounts nationally.

"AGL achieved continued improvement in our retail energy business, helped by improved margins and lower net operating costs" Mr Anthony said.

"Our key priorities are continuing to drive down cost to serve through the Project Phoenix change program which we expect will deliver the first substantial benefits by the end of this financial year. The Powerdirect acquisition will further enhance this process by enabling the costs of this change program to be spread over a larger customer base."

Mr Anthony said the merchant energy business, which contributed a pro-forma EBIT of $200.1 million, up 107.8 per cent, continued to deliver against AGL's four corners strategy. The business made a number of strategic investments during the period including acquiring a 50 per cent share in the Moranbah Gas Project in Queensland and announcing the development of the 140 megawatt Bogong hydro power station in Victoria.

"Merchant Energy's improved EBIT result is a reflection of AGL's ongoing vertical integration process and the ensuing financial benefits this delivers to the company," Mr Anthony said.

"In the next six months we will bed down a number of transactions which will continue to cement our position as Australia's leading integrated energy company including our Torrens Island power station acquisition and our proposed investment of up to 30 per cent of Queensland Gas Company (QGC)."

Mr Anthony said that AGL remains committed to the proposed nil-premium merger of equals with Origin Energy. AGL believes that the unique combination of benefits which flow from such a merger would be material and is only achievable for both companies' shareholders through the merger.

"The business case for a merger is compelling, with the benefits widely recognised by the market," Mr Anthony concluded.

Given the status of discussions, a range of outcomes is possible and there is no certainty these discussions will result in an agreed merger of equals.

Outlook

AGL has today announced plans for an equity placement to raise a minimum of $A882 million[3] to help fund the acquisition of Powerdirect. A prospectus will be lodged with the Australian Securities & Investments Commission with full details of the proposal on Wednesday February 21.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[3] Equity placement amount is based upon a bookbuild floor price of $15.60 per share.

Please note the following arrangements to discuss the Powerdirect acquisition, provide an update on the AGL/Origin merger discussions and present AGL's 2007 interim profit result.

Analyst webcast (www.agl.com.au) and conference call:

10.15am AEST
Dial-in numbers:
Freecall Australia: 1800 268 195
International: +61 2 9696 0770

#Please note only analysts will be able to ask questions during this presentation. An archived version of the webcast will be available on the AGL website following the close of business today.

Media teleconference
12.15pm AEST
Dial-in number
Freecall Australia: 1800 268 165

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2007

TIME: 09:50:46

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Acquisition of Powerdirect

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
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ABN 74 115 061 375 Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

February 19 2007

AGL announces the acquisition of Powerdirect

AGL Energy Limited (AGL) today announced it had successfully acquired Powerdirect Australia from the Queensland Government for $1,200 million, another significant step in AGL's strategy of strengthening its national energy retailing presence and investing across all four corners of the energy supply chain.

The acquisition delivers AGL an additional 473,000 residential, small-to-medium enterprise (SME), and industrial and commercial accounts. With a combined load exceeding 19TWh (terawatt hours), Powerdirect is 20 per cent larger than the Sun Retail business sold by the Queensland Government last year and adds significantly to AGL's already impressive energy portfolio.

The acquisition of Powerdirect will deliver AGL four distinct businesses - a strong South-East Queensland retail franchise, a high growth national SME business, a large and diverse business servicing industrial and commercial customers as well as an established power generation business which includes biomass, building on AGL's growing renewable energy generation portfolio.

AGL Managing Director Paul Anthony said: "Each of these businesses is strategically important to our growth plans and fits well with AGL's integrated energy strategy of matching downstream retail requirements with upstream supply.

"The retail base is ideally suited as a growth platform in Australia's fastest growing energy market due to its proximity to major wholesale energy loads. The dispersed geographic location of Powerdirect's customer base provides a strong growth engine while also acting as a natural defence to competitors. We have accordingly valued the retail business at approximately $1,300 per customer.

"The acquisition strengthens our growth profile and adds meaningful scale to our new national integrated customer support systems being developed through Project Phoenix. Our cost-to-serve will be driven down by the acquisition as fixed costs are spread over a larger customer base."

Transaction Highlights

- **Transaction price represents 9.8 times expected EBITDA in 2008/09**
- **Delivers AGL immediate scale in Australia's fastest growing energy market**
- **Enables additional synergy benefits through dual fuel capability**
- **Retains strong existing Powerdirect brand and sales channels in the SME segment**
- **Initially, the transaction is expected to have an immaterial effect on an adjusted earnings per share (EPS) basis**
- **The transaction will be funded via an $882 million equity placement and the residual by existing debt facilities[1]**
- **Standard & Poor's has confirmed AGL's BBB long term corporate credit rating and stable outlook**

[1] Equity placement amount is based on a bookbuild floor price of $15.60 per share.

service levels for customers. The integration of the Sun Gas business, acquired in February 2007, into AGL's national retail energy platform is currently progressing well."

AGL expects there will be significant competition among energy retailers following the commencement of full retail competition in the Queensland market from July 1. The company has undertaken considerable planning to develop strategies for customer retention and is confident of maintaining market share.

In closing, Mr Anthony said: "This Powerdirect acquisition cements AGL's position as the pre-eminent retailer of choice in Australia and enhances our position as a truly integrated energy company of scale and financial strength."

UBS acted as financial adviser to AGL on the acquisition.

AGL/Origin merger of equals update

AGL remains committed to the proposed nil-premium merger of equals with Origin Energy. AGL believes that the unique combination of benefits which flow from such a merger would be material and is only achievable for both companies' shareholders through the merger.

Mr Anthony said "The business case for a merger is compelling, with the benefits widely recognised by the market.

"The successful acquisition of Powerdirect enhances the opportunities for shareholders, providing the combined group greater flexibility in structuring any combined, national retail company which may be part of a solution for meeting competition requirements in the future," Mr Anthony concluded.

Given the status of discussions, a range of outcomes is possible and there is no certainty that these discussions will result in an agreed merger of equals.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager Sue Cato: Cato Counsel + 61 (0) 419 282 319
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

Please note the following arrangements to discuss the Powerdirect acquisition, provide an update on the AGL/Origin merger discussions and present AGL's 2007 interim profit result.

Analyst webcast (www.agl.com.au) and conference call:

10.15am AEST
Dial-in numbers:
Freecall Australia: 1800 268 195
International: +61 2 9696 0770

#Please note only analysts will be able to ask questions during this presentation. An archived version of the webcast will be available on the AGL website following the close of business today.

Media teleconference
12.15pm AEST
Dial-in number
Freecall Australia: 1800 268 165

Location of Powerdirect retail customers


N
Powerdirect
Australia
Sun Retail

MAR 8 2007
WASH. D.C. 199 SECTION

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2007

TIME: 10:10:10

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Presentation

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Once "pre-open" period is completed, full trading of the company's securities recommences.

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agl investor presentation

agl/origin merger update, powerdirect acquisition
and 2007 interim results
19 February 2007



important: read the disclaimer
at the end of this presentation

executive summary

- agl/origin proposed merger update
  - agl remains committed to the origin merger proposal
  - the merger would deliver material and sustainable benefits to shareholders
  - powerdirect acquisition provides flexibility to address potential ACCC concerns
- agl has acquired powerdirect for $1,200 million
  - powerdirect comprises four businesses
  - the acquisition is consistent with agl's strategy
  - powerdirect will provide agl with immediate scale in Queensland, fastest growing market in NEM
- 2007 interim results
  - the interim results are in line with 2006/07 expectations
  - project phoenix and corporate restructuring on target and delivering benefits
- institutional placement
  - undertaking a minimum $882 million institutional placement to maintain a strong balance sheet



proposed merger of equals update

paul anthony
managing director and chief executive officer



AGL Origin energy

merger of equals update

- while discussions are ongoing, there is no definitive agreement to disclose to the market
- agl continues to believe the business case for a nil-premium scrip merger is compelling and the benefits released to both sets of shareholders are only available in an agl/origin merger
  - ⇨ creates a leading Australian integrated energy company (substantial financial strength, robustness in earnings, ranking in the top 20 on the ASX)
  - ⇨ due to the highly complementary nature of the two businesses, agl believes that the merger could create c.$150 million of annual synergies through the removal of duplicated effort alone (would result in >10% eps accretion for both shareholders)
  - ⇨ were it able to work jointly with origin, agl believes that synergy benefits substantially in excess of the duplication benefits *could* be secured
  - ⇨ the merger benefits have been widely recognised by the market
- given the status of discussions, a range of outcomes are possible and there is no certainty these discussions will result in an agreed merger of equals

strong rationale with possible synergistic benefits substantially in excess of $150 million duplication benefits

AGL Origin energy

impact of powerdirect acquisition

- the acquisition of powerdirect does not dilute the rationale of an origin merger
- the acquisition will provide the merged entity with greater flexibility with respect to optimising an ACCC solution
- agl has developed a proposal that would create a standalone national retailer of significant financial strength and growth capacity designed to mitigate any possible ACCC concerns
  - mix of gas and electricity customers across four states in NEM
  - inclusion of upstream generation interests
  - provision with an extensive hedge book for gas and electricity
  - standalone infrastructure and facilities (call centres, IT systems and people)

the acquisition of powerdirect adds flexibility to the merger proposal and does not dilute synergistic benefits

powerdirect acquisition

paul anthony
managing director and chief executive officer



powerdirect transaction overview

- agl has acquired the four businesses of powerdirect for $1,200 million
- a large energy business of four parts, in aggregate 20% larger than sun retail[1]
- the transaction is expected to have an immaterial impact on an adjusted eps basis[2]
- agl estimates purchase price to EBITDA multiple of 14.6x in 2007/08 and 9.8x in 2008/09 (first year after transition services agreement)
- ACCC clearance has been received
- financial close is expected on 1 March 2007



note:
(1) based on customer load, measured by TWh
(2) adjusted eps equals basic reported eps adjusted for significant non-recurring items and acquisition accounting related non-cash amortisation (see p.22)

key investment themes

- **immediate scale in fast growing QLD market**
  - acquire significant retail presence in fastest growing market in the NEM
  - improves cost leadership in the integrated utility sector
- **higher value retail customers**
  - acquired at $1,300/customer — superior growth profile to Sun Retail
  - average mass market usage higher than agl's residential customers in other NEM states
- **business opportunity to further penetrate SME market**
  - powerdirect provides platform to significantly grow national SME business
  - complements agl traditional focus on mass market customers
- **integration with existing and potential developments**
  - transaction supports four corners strategy in QLD
  - strategic fit with upstream electricity and other development opportunities
  - complements sun gas acquisition (dual fuel opportunities)
- **strong portfolio benefits with existing agl business**
  - substantially increases size of agl's wholesale trading book
  - cogeneration projects enhance agl's renewable energy portfolio



valuation and business overview

	value	valuation metric[1]	benefits to agl	overview
retail	$570m	$1,300/account 9–10x EBITDA	• no scale benefits attributed to bid	• 396,200[2] SEQ[3] franchise accounts • 35,600[4] contestable accounts (outside of QLD)
small contestable	$265m	23–24x EBITDA (pre integration in agl's cost structure)	• new business opportunity	• 37,800[4] accounts in QLD, NSW, VIC and SA
large customers / wholesale	$295m	6–7x EBITDA	• significant portfolio benefits	• 3,600[4] accounts across QLD, NSW, VIC and SA • total wholesale load of 19.1TWh[5]
power generation	$70m	8–9x EBITDA	• enhances renewable generation portfolio	• four QLD cogeneration plants (43MW) with long-term power and tolling arrangements

notes:

(1) EBITDA multiples based on purchase price to estimated EBITDA for 2008/09, which is first financial year under agl's cost structure for retail, large customers and wholesale, and power generation. Small contestable expected to move to agl's cost structure in 2010/11

(2) estimates at 30 June 2007, pre FRC

(3) South East Queensland

(4) as at January 2007

(5) load across retail, small contestable and large customers

key transaction details

sources and uses of funds

sources	($m)	uses	($m)
underwritten placement[1]	882	acquisition of powerdirect	1,200
share purchase plan	75		
existing facilities[1]	269	transaction costs[2]	26
total	**1,226**	**total**	**1,226**

acquisition of powerdirect

- on 16 February 2007, agl entered into a definitive agreement to acquire powerdirect from the State of Queensland
- financial close of the transaction is expected to occur 1 March 2007
- the acquisition is subject to a binding sale and purchase agreement with customary completion conditions

impact on agl

- expected to have an immaterial impact on an adjusted eps basis[3]
- expected to have an immaterial impact on gearing[4]
- no change to agl's 2007 distribution policy



notes:
(1) minimum amount raised at underwritten floor price of $15.60/share
(2) includes stamp duty, transaction and financing expenses
(3) adjusted eps equals basic reported eps adjusted for significant items and acquisition accounting related non-cash amortisation (see p. 23)
(4) gearing defined as net debt divided by net debt plus market capitalisation (based on a placement of $882 million and an SPP of $75 million)

exposure to high growth SEQ market

Average residential consumption (MWh)[1]


7.4
6.8
6.5
5.4
SE QLD
NSW
SA
VIC

- SEQ customers have higher consumption reflecting low gas household penetration
- QLD is fastest growing market in NEM[2]
  - new dwelling growth: 2.3%
  - economic growth: 3.8%
- SEQ is projected to experience higher electricity demand growth than rest of QLD[3]
  - growth areas include Bruce Highway to Caboolture, Maroochydore and Caloundra


N
RAINBOW BEACH
GYMPIE
Powerdirect Australia
MAROOCHYDORE
KILCOY
BRISBANE
IPSWICH
Sun Retail
BEAUDESERT
SURFERS PARADISE

source: powerdirect information memorandum

note:

(1) source: MMA (South East QLD, based on average consumption for Energex residential customers) and agl management estimates (agl customers in select NEM states)

(2) National Electricity Market

(3) 3.4% for SEQ and 2.4% for rest of QLD. source: MMA, growth based on 2007-2012 CAGR

growing customer base

Queensland market churn expected to commence high and settle in long-term at about 15%

- lower customer density in powerdirect service area will result in lower relative churn
- initial churn is expected to provide opportunities to increase customer accounts
- ownership of sun gas provide opportunity to target dual fuel customers
  - sun gas is located in sun retail's service area
- strategies in place to capture high projected organic growth

churn rates


60%
50%
40%
30%
20%
10%
0%
annualised churn rates (%)
SA
VIC
NSW
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

source: NEMMCO and agl data. SA churn is inclusive of retention contracting

illustrative churn example[1]


80%
70%
60%
50%
40%
30%
20%
10%
0%
market share
2007
2008
2009
2010
powerdirect
sun retail
new entrants

note:
(1) example assumes 15% market churn and equal win rate by sun retail, powerdirect and new entrants

enhancing agl's cost advantage

- Energex will provide billing and call centre under the transition services agreement (TSA) until March 2008
  - costs under TSA are higher than agl's current cost per account
- post TSA, agl will integrate the retail customers into agl's phoenix platform providing significant cost savings
- acquisition will also provide further scale benefits to agl's existing customer base
- no value associated with these scale benefits has been attributed to bid price

agl's cost per account


Cost per account
~$91 /
customer
Phoenix
implementation
~$68 /
customer
scale benefits
Powerdirect
acquisition
customers
Pre Powerdirect
Post Powerdirect

note: not to scale

SME business platform

"a new dimension to agl's business"

available customers in the NEM


c. 8.0 million customers in NEM
AGL and major retailer focus
powerdirect has 37,800 SME accounts in QLD, NSW, SA and VIC
Powerdirect focus
SME opportunity
Residential
SME
Powerdirect

Powerdirect's SME[1] success a result of:

- entrepreneurial management
- primary focus on SME market
- affiliation with industry associations
- highly developed sales process
- purpose built billing systems
- moving customers to "time of use" meters

illustrative customer profitability


% margin
low profit per customer
high profit per customer
residential
SME
I&C
usage

despite lower % margin, SME customers have greater usage and contribute substantially more EBITDA ($) than residential customers

note:
(1) small to medium enterprises

example SME load profiling

- powerdirect has been successful in targeting customers that benefit from moving to "time of use" tariffs
- powerdirect offers lower tariffs to customers that require electricity outside peak periods
  - low cost of supply for powerdirect
- example illustrates benefit for retailer and customer by converting bakery from regulated tariff to "time of use" tariff

illustrative example SME load profiling


Typical mass market winter load
Typical bakery load
Winter pool price
Load
Pool Price $/MWf
$250
$200
$150
$100
$50
$-
0
12:30 AM
4:30 AM
8:30 AM
12:30 PM
4:30 PM
8:30 PM
Time

source: agl

SME business model

Targeted SME business

- focus only on growing successful SME business
  - capitalise on core competencies of management
- all future contestable residential activity to be pursued within agl's current business structure

New business unit within agl

- separately managed to support discrete SME business focus
  - important to segregate from agl's mass market operations
- structured with separate billing capability, sales and marketing and management
- incentivise entrepreneurial sales and marketing employees

Integrate into agl when business matures

- powerdirect's cost per account is currently >$200 per customer
- integration into the agl business in the medium term would realise significant operating cost savings

large customers and wholesale

large customers/wholesale overview

- sales to large customers 14.4TWh p.a.
- purchase arrangements to cover GEC and REC obligations
- purchase arrangements for 19.1TWh p.a. for all powerdirect customers
- significant portfolio benefits from combining the powerdirect wholesale load with agl's current load

powerdirect's total customer load is c. 88% of agl's existing load and 120% of sun retail's load

load comparison


TWh
45
40
35
30
25
20
15
10
5
--
sun retail
powerdirect
agl existing
agl post acquisition

diversity benefits

QLD intrastate diversity benefit


maximum demand
reduced combined hedge requirement
I&C Load
mass market hedge requirement
12 midnight
12 noon
12 midnight

- effect of aggregating different mass market and I&C load provides a flatter load shape reducing total hedging requirement

interstate diversity benefit


cap required on standalone QLD load
cap required on standalone NSW load
saving on caps from combining loads

- poor state correlation in extreme temperature conditions (particularly in summer) reduces hedge requirement
- temperature diversity also reduces earnings risks associated with low electricity sales resulting from mild weather

diversity benefits reduce cap purchase requirement by up to 150MW and reduce earnings risk, less than half of diversity benefits have been attributed to bid price

power generation overview


Mackay
Rockhampton
Maryborough
Brisbane

moranbah gas project
- 12 MW gas-fired power
- commissioned Oct 2004 - Apr 2005
- 15 year tolling arrangements

isis project
- 25 MW cogeneration plant
- commissioned June 2006
- 20 year tolling arrangements
- fueled by bagasse (biomass)

suncoast gold project
- 1.5 MW cogeneration plant
- commissioned Oct 2003
- 20 year tolling arrangements fueled by macadamia nut shells (biomass)

KR Castlemaine project (leased)
- 4.5 MW gas-fired cogeneration
- commissioned Nov 2006
- 15 year tolling arrangement

renewable biomass projects provide agl with access to important technologies and enhance its renewable fleet of generation assets, mitigating any potential future carbon impost

platform for further growth in QLD

QLD opportunities supported by powerdirect acquisition

- townsville
  - 370MW gas fired generation located at townsville
- mica creek power station
  - joint venture with CS Energy to upgrade 325MW mica creek power station and associated 70-100MW expansion
- further greenfield generation developments
  - provides platform to extend vertical integration strategy through greenfield development and renewable generation projects
- potential generation privatisation
- co-generation development
  - consistent with agl's acquired generation business, well positioned to utilise retail load to support further co-generation opportunities

generation supply requirement in QLD


12,000
11,000
10,000
9,000
8,000
7,000
6,000
sent out capacity (MW)
2005
2006
2007
2008
2009
2010
2011
2012
existing generation
committed generation
planned generation
10 POE peak demand
50 POE peak demand

source: NEMMCO 2006 Statement of Opportunities

integration planning

approach	• migrate residential customers into agl platform by 30 June 2008 without delaying phoenix programme • migrate SME customers into agl platform when growth reaches maturity
operating costs	• TSA costs to 31 March 2008 (c.$19m p.a.) • post 1 April 2008 transition to phoenix operating cost profile by 1 July 2009 • additional labour and associated costs for small contestable business until SME customers incorporated onto phoenix
integration implementation costs	• integration costs of c.$31m[1] including: - transition of customers to agl systems and phoenix - redundancy costs and incentive payments included in integration period - rebranding and other integration costs
benefits from integration plan	• use of existing powerdirect systems positions agl for QLD FRC on 1 July 2007 • no delay to broader phoenix strategy • significant reduction in operating costs per account

note:
(1) integration costs are partly capitalised and expensed

earnings per share

- on a reported eps basis, the transaction is dilutive largely due to P&L charges for non-cash amortisation as a result of acquisition accounting under AIFRS
- the majority of the non-cash amortisation charges are caused by the acquisition of powerdirect's 'in-the-money' hedges
  - value recognised as an intangible asset and amortised during the tenor of the hedge (largely amortised over three years)
  - upfront capitalised amount estimated at $90-100 million (at bid date)
- in addition, c.$20 million (in the near term) of annual non-cash amortisation results from the amortisation of identifiable intangible assets, such as customer relationships
- integration and redundancy expenses of c.$13 million are expected in the short term
- "adjusted eps" is calculated by adding back the non-recurring integration and redundancy costs and the non-cash amortisation charges as described above to reported eps[1]
- the agl directors believe that in this circumstance adjusted eps is a better measure to illustrate the underlying performance of the acquisition
- the transaction is expected to have an immaterial impact on an adjusted eps basis

note:
(1) due to the permanent tax differences, c.$20 million of amortisation is non tax deductible for accounting purposes

funding details

sources	($m)	uses	($m)
underwritten placement[1]	882	acquisition of powerdirect	1,200
share purchase plan	75	transaction expenses	26
existing facilities	269		
total	**1,226**	**total**	**1,226**

note:
(1) minimum amount raised at underwritten floor price of $15.60/share

- minimum $882 million institutional placement
- $75 million capped share purchase plan
- existing facilities available to fund debt component

share purchase plan

- existing shareholders will be given the opportunity to acquire $5,000 worth of shares at the placement price
  - no brokerage or transaction costs
- total subscriptions under the share purchase plan to be capped at $75 million
  - if applications exceed $75 million, scale-backs will occur
- record date for participation — monday 26 february 2007
- documentation to be dispatched to shareholders in early march

placement summary

issuer:	AGL Energy Limited
offer size:	minimum $882 million
number of shares:	56.55 million (15% of issued capital)
dividend entitlement:	placement shares not entitled to H1 2007 dividend of 9.5c/share
bookbuild floor price:	$15.60 per share underwritten floor represents a discount of: • 10% to last closing price • 10% to 10 day VWAP (adjusted for H1 2007 dividend of 9.5c/share)
offer structure:	2 day bookbuild commencing today (shares will remain in trading halt until completion)
joint bookrunners and underwriters:	Goldman Sachs JB Were, JPMorgan, UBS

placement timetable

Event	Date
• investor presentation (at UBS's offices)	10.15am, monday 19 february 2007
• books open	6.00pm, monday 19 february 2007
• books close	5.00pm, tuesday 20 february 2007
• pricing and allocation notified	by 9.00am, wednesday 21 february
• prospectus lodged	wednesday 21 february
• trading resumes	wednesday 21 february
• DvP settlement	monday 26 february
• placement shares begin trading	tuesday 27 february

2007 interim results

paul anthony
managing director and chief executive officer

stephen mikkelsen
chief financial officer



period in review

- pro forma profit after tax $197.4 million
  - inaugural interim dividend 9.5cps, fully franked
- continuing improvement in retail as business re-engineering exercise continues
  - EBIT of $136.6m, up 18.3% on pcp
  - net operating cost of $96.6m, down 2.9% on pcp
  - project phoenix rollout on track and under budget
- ongoing deployment of integrated merchant portfolio delivers added flexibility and optionality
  - EBIT of $200.1m, up 108% on pcp
  - excellent reliability and availability of gas peaking plants
  - PNG upstream investment continues to generate strong surplus cash flows
- $55 million corporate cost initiative announced and underway
  - 60% complete
- business performance improvement across range of KPI's with reduced FTE's
- focused "four corners" strategic execution continues
  - Moranbah CSM, Bogong Hydro expansion, Sun Gas, Hallett Wind Farm & proposed QGC transactions
- post balance date
  - proposed MOE with Origin Energy, 1280MW Torrens Island Power Station including 310PJ GSA and Gas Storage facility, Powerdirect retail acquisition

result overview – financial

6 months to	pro forma[1] december 2006
Revenue	$2,224.4 m
EBITDA	$414.1m
EBIT	$327.1m
Finance costs[2]	$(28.1m)
Tax Expense[3]	$(101.6)m
Profit after income tax .	$197.4m
Less: Significant Items	$(62.6m)
NPAT (pro forma)	$134.8m
Underlying basic EPS	31.6c
Underlying basic EPS pre significant items	46.2c
Interim dividend per share[4]	9.5c
Franking %	100

1. The AGL Energy Limited (AGLE) statutory result (as per ASX Appendix 4D) for the six months ended 31 December only reflect subsidiary companies in AGLE during that six month period. Not all of these subsidiaries were in AGLE for the full six month period (refer Note 13 statutory accounts per ASX Appendix 4D) as they were transitioning in at varying dates in preparation for demerger. Accordingly and where applicable pro forma (interim) numbers for the six months ended 31 December 2006 have been detailed in this presentation.
2. Finance costs are calculated by combing the actual interest expense post demerger to 31 December 2006 ($20.3 million) with the additional scheme booklet interest from 1 July to demerger (7.8 million).
3. Tax expense is calculated as 29% EBIT for all business units with the exception of PNG which is 50%.
4. The Directors have declared an interim dividend of 9.5 cents per share for the half year, franked to 9.5 cents (100%). This dividend relates to earnings of AGL Energy Limited for the period 26 October 2006 until 31 December 2006. A dividend of 25.5 cents per share was paid by the Australian Gas Light company on 23 October 2006 in respect to earnings of the Australian Gas Light Company for the period 1 July 2006 to 25 October 2006.
The record date to determine Shareholders' entitlements to the interim dividend is 9 March 2007 with payment on 22 March 2007. Shares will commence trading ex-dividend to the interim dividend on 5 March 2006.

profit & loss[1] (excluding significant items)

6 months to ($m)	pro forma december 2006 $m
Revenue	2,224.4
Expenses	(1,810.3)
EBITDA	414.1
EBIT	
Retail	136.6
Merchant	200.1
Energy Investments (GasValpo, ActewAGL, AlintaAGL & Elgas)	35.2
Corporate	(44.9)
Total EBIT	327.1
Less: finance costs	(28.1)
Profit before tax	299.0
Less: Income tax expense	(101.6)
Net profit after tax	197.4

significant items 6 months to ($m)	pro forma december 2006
Demerger / Merger cost	70.5
Redundancy / Restructuring Cost	6.0
PNG feed costs	6.0
Significant items before tax	89.9
Less tax applicable	(26.6)
Significant items after tax	62.6

1. AGL Energy Limited (AGLE), in conjunction with this reporting period and forward, has elected to report financial results externally as it reports and manages its business internally. Accordingly the numbers reported in this presentation are on the same basis as reported in the original scheme booklet (dated 29 August 2006) with regard transfer pricing for wholesale energy costs between the merchant energy and retail energy business units. Under these transfer pricing arrangements the benefit flowing from AGLE's gas and electricity trading activities are retained in the merchant energy business unit. The transfer pricing methodology previously adopted by The Australian Gas Light Company (i.e. old AGL) in its external profit reporting to market and as detailed in the 'management vs statutory reconciliations/commentary' in the demerger scheme booklet release presentation (29 August 2006) and in the supplementary scheme booklet (dated 21 September 2006) is now redundant.

statutory cash flow summary

6 months to ($m)	december 2006
Receipts from customers	1,529.6
Payments to suppliers	(1,438.4)
Dividend received	14.4
Finance income received	5.8
Finance costs paid	(31.2)
Income tax paid	(21.1)
Net cash provided by / (used in) operating activities	59.1

debt funding



debt 31 Dec 06	$m
AGL Energy	1,653
Other	48
Gross Borrowings	1,701
Less: Cash	(147)
Net Borrowings	1,554

- BBB (S&P) long term rating maintained
- FFO interest cover: 5.9x [1]
- Gearing: 33.4% [2]

facilities 31 Dec 06	limit $m	usage $m	available $m	maturity
Term facilities Tranche A	380	300	80	Oct 07
Term facilities Tranche B	633	500	133	Oct 09
Term facilities Tranche C	887	700	187	Oct 11
Revolving Credit Facility	500	153	347	Oct 09
Total debt facilities	**2,400**	**1,653**	**747**	
Guarantee Facilities	301	260	41	Oct 09 & 11

1. Pro forma basis, 6 month period, assuming AGL Energy debt in place from 1 July 06
2. Net debt / net debt + equity

retail-key financial metrics

pro forma 6 months to $m	december 06 $m	december 05 $m	change %
Revenue	1,697.4	1,714.3	(1.0)
Expenses	(1,556.0)	(1,593.3)	(2.3)
EBITDA	141.4	121.0	16.9
D & A	(4.8)	(5.6)	-
EBIT	136.6	115.4	18.4
EBIT / Sales %	8.0	6.7	






key drivers

• Strong margin outcomes in both electricity and gas are the key driver of EBIT to Sales improvement

retail – key performance measures

6 months to Electricity	pro forma dec 2006	dec 2005	change %
Volume (GWh)	10,422	10,970	(5.0%)
Mass Market Accounts ('000)	1,385	1,451	(4.5%)
Revenue ($m) mass market (57%) and C&I (43%)	1,009	1,070	(5.8%)
Gross Margin			
Mass Market	104.4	89.7	16.4%
Commercial & Industrial	13.9	18.6	(25.3%)
Total Gross Margin ($m)	118.3	108.3	9.2%
Gross Margin %	11.7%	10.1%	
6 months to Gas	**pro forma dec 2006**	**dec 2005**	**change %**
Volume (PJ)	76.9	70.1	9.7%
Mass Market Accounts ('000)	1,323	1,340	(1.3%)
Revenue ($m) mass market (71%) and C&I (29%)	664	622	6.8%
Gross Margin ($m)			
Mass Market	102.0	91.0	12.1%
Commercial & Industrial	12.9	15.6	(17.7%)
Total Gross Margin ($m)	114.8	106.6	7.7%
Gross Margin %	17.3%	17.1%	

merchant – key financial metrics

6 months to $m	pro forma december 06 $m	december 05 $m	change %
EBITDA			
Wholesale Energy & Power Generation	138.3	88.8	55.7
GEAC	16.5	6.8	142.6
Upstream	109.9	4.8	n/a
EBITDA	264.7	100.4	163.6
D & A	(65.9)	(10.6)	-
Fair Value	1.3	6.5	-
EBIT	200.1	96.3	107.8

Key drivers

- Full six month contribution from hydro
- Somerton & Hallett peakers contribution consistent with prior year
- Precipitation & weather hedges mitigating impacts of drought
- Strong GEAC contribution as market capacity tightens
- Full six month contribution from PNG oil (vs nil in pcp)

1. Includes $20.5m Hallett Wind Farm development fee

merchant – operational

Wholesale Energy & Power Generation

- Southern Hydro now fully integrated into portfolio
- Ongoing improvement in GEAC (Loy Yang A) contribution
- Hallett & Somerton continued to deliver excellent reliability & start capacity

Upstream Gas

- PNG Upstream Investment
  - Generating strong surplus cash flows
  - Assessing alternative gas commercialisations opportunities
    - no impact on carrying value of gas investment: ~$44m, no additional acquisition payments due
  - AGL equity gas interests in PNG are: 11.9% PDL2, Kutubu and 66.7% PDL4, Gobe
- Equity oil reserves and production interests unaffected by lapse of PNG Gas GSA
- Coal Seam Methane (CSM)
  - Camden production ramping up
  - SIS drilling program underway to increase production and access gas reserves
- Moranbah
  - 2P reserves upgraded to 500PJ (AGL share 250PJ) from 382 pcp
  - Expanding exploration to target additional 2P reserves of at least 700PJ (100% basis)









merchant – advancing upstream strategy

recent transactions...

- **bogong expansion**
  - 140MW, peaking power station in Kiewa Valley
  - important addition to portfolio through fast start hydro peaking capability
  - zero emission plant - benefits under carbon constrained environment
- **hallett Wind Farm**
  - Innovative, $258m transaction for 95MW, 45 turbine Hallett Wind Farm
  - AGL retains all renewable, electricity output and asset naming rights
  - to provide around ~24% of AGL's future renewable Energy Certificates (RECs)
- **proposed Torrens Island Power Station**
  - additional 1,280MW clean-burn gas fired generation added to portfolio
  - delivers 10 year, ~310PJ associated GSA with material portfolio optionality
  - delivers Gas Storage capability via WUGS facility in Victoria
- **proposed QGC transaction**
  - initially delivers 27.5% ownership for cash outlay of $292m
  - AGL secures 540PJ, 20 year GSA with additional 200PJ option
  - existing QGC shareholders share in ongoing growth with AGL expertise
  - ACCC approved transaction






driving business efficiency



Retail Headcount
(end target FY09 ~ 640 FTE's)
Retail FTE
1300
1200
1100
1000
900
800
700
600
Aug-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned

- Business re-engineering exercise nearing completion & delivering planned improvements in operational efficiency and effectiveness across the entire business:



Cumulative Phoenix Cost Savings
Target (annualised)
YTD Actual
25
20
15
10
5
0
FY2007

• Project Phoenix delivering savings as planned, ~$9m year to date



Corporate & Merchant Headcount
(end target FY08 ~400 FTE's)
Corporate & Merchant FTE
1000
900
800
700
600
500
400
300
Aug-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned

- 5.4% reduction in LTIFR (long term injury frequency rate)
- 70% reduction in billing backlogs (Feb 06 v Dec 06)
- 54% reduction in electricity account transfers
- 42% improvement in handling time of customer requests on back of 53% increase in volumes
- Generation portfolio start reliability & availability continue to perform well



Cumulative Corporate Cost Savings
Target (annualised)
YTD Actual (annualised)
60
50
40
30
20
10
0
FY2007

• Corporate Cost program delivering savings as planned, ~$30m year to date

head count reduction and corporate cost program ongoing

business delivering improved efficiency & effectiveness with reduced FTE's

supplementary information



balance sheet

	as at 31 Dec 2006 $m
Current Assets	1386.7
PPE and Oil and gas Assets	1686.2
Other Non Current Assets	2967.7
Total Assets	6040.6
Current Liabilities	927.3
Total Debt	1700.4
Other Non Current Liabilities	277.6
Total Liabilities	2905.3
Net Assets	3135.3
Contributed Equity	2924.0
Reserves	46.9
Retained Earnings	164.4
Total Equity	3135.3

capex



pro forma 6 months to 30 December 2006 ($m)	SIB	discretionary	total
Merchant Energy	4.2	200.4[1]	204.6
Retail Energy	0.1	25.3[2]	25.4
Corporate Other	3.6	29.1[2]	31.7
Total	7.9	254.8	262.7

1 Moranbah $101m, Bogong $20m, Hallett $28m & PNG $37m
2 Spencer Street relocation (Melb) and Phoenix costs

retail - market share

(6 months to Dec 2006)

		Gas	Electricity	Dual Fuel	Market Share	Product/ customer
Victoria	Customer accounts	-17,762 to 492,980	-31,900 to 673,512	-9,590 to 733,296	29% (Jun 06: 30%)	1.46 (Jun 06: 1.44)
	Market churn rate	26.8% (Jun 06: 22.1%)	26.1% (Jun 06: 24.2%)			
South Australia	Customer accounts	+7,270 to 60,045	-31,956 to 502,228	+13,738 to 107,558	50% (Jun 06: 52%)	1.11 (Jun 06: 1.09)
	Market churn rate*	26.2% (Jun 06: 27.5%)	25.6% (Jun 06: 20.9%)			
New South Wales	Customer accounts	-4,970 to 769,791	+20,142 to 208,907	+13,220 to 273,150	24% (Jun 06: 24%)	1.16 (Jun 06: 1.16)
	Market churn rate	4.2% (Jun 06: 4.1%)	12.0% (Jun 06: 9.5%)			
	Total accounts (Net)	-15,462 to 1,322,816	-43,714 to 1,384,647	+17,368 to 1,114,004	29% (Jun 06: 30%)	1.26 (Jun 06: 1.25)

retail – intensely competitive market



Annualised Churn Rates
60%
50%
40%
30%
20%
10%
0%
SA Elec
SA Gas
Vic Elec
Vic Gas
NSW Elec
NSW Gas
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

Source:
NEMMCO, VENCORP and ESCOSA estimates. SA Gas and Electricity churns include customer retentions. All other state churns for electricity and gas exclude retentions

retail – electricity sales volume (GWh)

6 months to	december 06	december 05
Mass Market (GWh)		
VIC	2,174	2,389
SA	1,178	1,974
NSW	794	549
Total	4,686	4,913
C & I (GWh)		
VIC	2,308	2,365
SA	1,306	1,506
NSW	1,797	1,875
QLD	324	311
Total	5,736	6,057

retail – gas sales volume (PJ)



6 months to	december 06	december 05
Mass Market (GWh)		
VIC	18.9	19.0
SA	0.8	0.6
NSW	14.6	14.5
	34.2	34.1
C & I (GWh)		
VIC	13.8	14.1
SA	3.6	3.1
NSW	25.3	18.8
	42.7	36.0
Total	76.9	**70.1**

ongoing system efficiencies

project phoenix...

- **realise full synergy benefits**: consolidate disparate operations, functions and management layers
- **drive out operating costs**: reengineer and increase process automation across sales and customer contact, billing, collections and market processes (e.g. transfers)
- **reduce IT complexity and cost**: systematic replacement of seven (7) legacy systems with one (1) enterprise-wide platform
- **create the basis for differentiation**: target high-value customers and improve service delivery through greater customer insight and single view of the customer



Total Project Phoenix (Including Blueprint)
90000000
80000000
70000000
60000000
50000000
40000000
30000000
20000000
10000000
0
2005/06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
37,667,029
34,183,774
$78,000,000 Excludes Contingency
ACTUAL
FORECAST

- estimated to be 43% through the retail billing solution implementation with spend ~$3m below forecast
- detailed design and build phase largely complete, now focused on testing, system deployment, and change enablement.
- full program costs to be ~$90m incurred over 2007 and 2008 financial years

Phoenix delivers AGL a single, scaleable customer billing & management platform and unassailable market leading cost to serve

retail – phoenix schedule

2005	2006				2007				2008			
Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Blueprint | **Stabilise & Sweat the Assets**

- Establish operational control and management based on rigorous use of reliable metrics implemented to track performance and process compliance
- Qtr-by-qtr review and approval of cost-reduction initiatives
- Restructure, rationalise and consolidate middle management and below
- Exhaust operating cost reductions without relying on systems enablement

Transform & Migrate Business

18 months

R1 (Dec 07)

9 months

R2 (Jun 08)

DEPLOYMENT

- Completed in two phases, I.e Release 1and 2, with a 3 month development overlap between those two releases.

Realise & Run

FULLY REALISE TRANSFORMATION BENEFITS

- Retire legacy applications / reduce IT operating costs
- Realise further cost savings in the business through continuous improvement initiatives






merchant - ebitda

6 months to ($m)	december 06	december 05	Change %
Wholesale Energy and Power Generation			
Wholesale Electricity	38.2	45.9	(16.8)
Generation Assets[1]	37.5	17.9	110.7
Hydro	26.5	1.8	n/a
GEAC	16.5	6.8	142.6
Wholesale Gas	33.6	25.1	33.9
Energy Services	5.4	3.6	50.0
Sundry	(2.9)	(5.4)	(46.3)
Upstream Gas			
PNG	100.7	-	n/a
CSM	6.1	0.6	n/a
HC Extractions	4.0	5.1	(21.6)
Gas Dev HO	(0.9)	(0.9)	n/a
EBITDA	264.7	100.4	163.6
D & A	(65.9)	(10.6)	
Fair value	1.3	6.5	
EBIT	200.1	96.3	107.8

1 includes $20.5m Hallett Wind Farm development fee

merchant – wholesale electricity metrics



6 months to (GWh)	december 06	december 05
Volumes Sold (to Retail Energy)		
VIC	4,482	4,754
NSW	2,590	2,423
SA	3,025	3,480
QLD	324	311
Total sold volumes (exc. ACTEW)	10,422	10,970
Purchased Volume – ACTEW	1,202	1,257

merchant – wholesale electricity generation volumes

6 months to	december 06	december 05[1]
Generation Volumes (GWh)		
Hallett	21	6
Somerton	23	3
Kiewa Scheme	38	229
Dartmouth scheme	438	17
Eildon	30	28
Rubicon	14	31
NSW Scheme	59	53
Total weighted average	623	367

1. Pro forma comparative

merchant – wholesale electricity generation prices



6 months to	december 06	december 05[1]
Generation Prices ($/MW hr)		
Hallett	159	295
Somerton	137	283
Kiewa Scheme	109	50
Dartmouth scheme	34	183
Eildon	40	107
Rubicon	34	28
NSW Scheme	29	41
Total weighted average	47	64

1. Pro-forma comparative

merchant – wholesale gas metrics

6 months to (GWh)	december 06	december 05
Volumes Sold (PJ)		
Vic	32.7	33.0
NSW	39.8	38.6
QLD	4.4	3.7
Wholesale customers	18.1	23.0
Total volumes	95.0	98.3
Degree Days		
Vic	716	619
NSW	306	297
QLD	549	552

merchant - png metrics

6 months to	december 06
Liftings (kbbl)	1,403
Production (kbbl)	1,235
Inventory (kbbl)	19
Post - hedge price US$ / bbl	69.26
Production Cost (A$ / bbl)	
Operating (cash) expenses	14.74
D & A	31.43
Exchange rate (EBIT YTD)	0.76
Effective tax rate	55.0%

- Production and liftings negatively affected by:
  - 3-week shutdown of Kumul marine terminal in August
  - Shutdown of Gobe high pressure gas compressor over most of December quarter

disclaimer

THIS IS NOT A PROSPECTUS - IMPORTANT INFORMATION

This draft document has been prepared by AGL Energy Limited ("**AGLE**"), in connection with a potential offering of fully paid ordinary shares in AGLE ("**Shares**") via an institutional placement. It is highly confidential and has been given to you by, or on behalf of, AGLE solely for your information. It must not be reproduced or redistributed to any other person.

In Australia, the offering will be by way of a prospectus ("**Prospectus**") to be prepared under the Corporations Act 2001 (Cth) ("**Corporations Act**"), which will be lodged with the Australian Securities and Investment Commission ("**ASIC**"). This document is not the final lodged Prospectus. This document is a draft prospectus for an offer which will, when finalised and lodged with ASIC, speak from the date of such lodgment. It therefore remains subject to change, and also contains statements which are either missing information, which have been made based upon certain assumptions which may change before the lodgment date or which assume completion of matters expected to be completed by the lodgment date.

The final Prospectus is expected to be lodged with the ASIC on or about 21 February 2007. You should consider the final Prospectus before deciding whether to acquire Shares. Anyone who wishes to acquire the Shares will need to complete the application form that will be in, or will accompany, the final Prospectus.

This document is not intended to be an offer for subscription, invitation, recommendation or sale with respect to any Shares in any jurisdiction. Nothing in this document shall form the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. This document is a draft and may be subject to significant amendments prior to its finalisation. It is provided to you on the basis that you are a person to whom an offer would not require disclosure under Part 6D.2 of the Corporations Act because of subsection 708(8) ("sophisticated Investor") or 708(11) ("professional investor"), and by attending this presentation and receiving this document you represent and warrant to AGLE that you are such a investor. If you are not such an investor, please do not consider the contents of this document and return it. The information in this document does not take into account your investment objectives, financial situation or particular needs.

The distribution of this document outside Australia may be restricted by law. Persons who come into possession of this document who are not in Australia should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law. By accepting this document you agree that you will not deal in the securities of AGLE, or otherwise act, in breach of section 1043A of the Corporations Act.

The Shares will not be registered under the US Securities Act of 1933 as amended ("US Securities Act") and may not be offered, sold or resold in the United States (or to or for the account or benefit of any "US Persons", as that term is defined in Regulation S of the US Securities Act). This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. Persons.

No representation and warranty, express or implied, is made in relation to the accuracy, reliability or completeness of the information provided in this document or any other information concerning AGLE otherwise provided to recipients. To the maximum extent permitted by law, no responsibility nor liability for any loss or damage (whether direct or indirect and including for negligence) is accepted by AGLE, Goldman Sachs JBWere Pty Ltd, J.P. Morgan Australia Limited or UBS AG, Australia Branch or any of their respective affiliates or related bodies corporate or the representatives, directors, partners, officers, employees or professional advisers of any of them for any information provided in this document or otherwise provided to recipients or for any action taken by the recipients on the basis of such information.

In particular, no representation or warranty is given as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects or returns contained in the information. Such forecasts, prospects or returns are by their nature subject to significant uncertainties and contingencies. Each recipient of this information should make its own independent assessment of the information and take its own independent professional advice in relation to the information and any action taken on the basis of the information.

These disclaimers are subject to the rights conferred by the Corporations Act in respect of the final Prospectus.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2007

TIME: 10:09:12

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes institutional share placement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

February 21 2007

AGL completes institutional share placement

Today AGL announced it had completed its capital raising of approximately $900 million via an institutional placement, one of the largest in Australia's corporate history, to help fund the acquisition of Powerdirect.

The price of the placement compared to last Friday's AGL price on an equivalent basis (pre dividend) was $16.595, a 4.8% discount, and $16.50 ex dividend.

Commenting on the placement Managing Director Paul Anthony said "This is a very pleasing result indeed especially when considering the scale of this placement, it demonstrates strong support for the stock. We thank our existing institutional shareholders for their continuing support and welcome new institutional investors to AGL".

AGL will also be undertaking a $75 million share purchase plan for Retail Shareholders, further information will be sent to eligible shareholders in March.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2007

TIME: 10:14:35

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement re Prospectus

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

February 21 2007

AGL Energy Limited has today lodged with the Australian Securities & Investments Commission its Prospectus in relation to its capital raising. A copy has also been lodged with the Australian Stock Exchange.

Paul McWilliams
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2007

TIME: 10:16:50

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Energy Prospectus

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

AGL Energy Limited

ACN 115 061 375

Prospectus

Institutional Placement of 56,550,000 New Shares at $16.50 per share

Joint Lead Managers and Underwriters

Goldman Sachs JBWere

JPMorgan

UBS Investment Bank



Table of contents

Important notice and disclaimer

Offer

The offer contained in this Prospectus (the "Offer") is an invitation to apply for New Shares in AGL Energy Limited (ACN 115 061 375) (the "Company" or "AGL") via an institutional placement made by the Company in limited jurisdictions. There is no general public offer. Following the Offer, AGL intends to implement a Share Purchase Plan, under which each AGL Shareholder will be given the opportunity to subscribe for up to $5,000 worth of Shares. The offer under the Share Purchase Plan is not made under this Prospectus.

Lodgement and Listing

This Prospectus is dated 21 February 2007 and was lodged with the Australian Securities and Investment Commission ("ASIC") on that date. Neither ASIC nor ASX Limited ("ASX") take any responsibility for the content of this Prospectus or the merits of the investment to which this Prospectus relates. The Company will apply for quotation of the New Shares on ASX within 3 days after the date of this Prospectus. No securities will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Before applying for Shares

You should read this Prospectus in its entirety before investing. In particular, in considering the prospects of AGL, you should consider the risk factors that could affect the financial performance of AGL. You should consider these factors in light of your personal circumstances (including financial and taxation issues). This Prospectus contains general information only and does not take into account the objectives, financial situation or needs of any potential investors. The information provided in this Prospectus is not financial product advice. If you have any questions, you should seek professional advice from your stockbroker, accountant or other professional adviser before deciding to invest. Some of the risk factors that should be considered by potential investors are outlined in Section 7.

Offer Restrictions

The Offer contained in this Prospectus is available to certain Institutional Investors resident in Australia, New Zealand, the United Kingdom, Hong Kong, Singapore and certain other jurisdictions where it would be lawful to apply under the Offer. Refer to Section 1 regarding selling restrictions in these jurisdictions. The distribution of this Prospectus (including in electronic form) in jurisdictions outside Australia may be restricted by law and therefore persons who obtain this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation in any jurisdiction in which, or to any person to whom, it would be unlawful to make such an offer or invitation.

No action has been taken to register or qualify the New Shares or the Offer or otherwise to permit a public offering of the New Shares in any jurisdiction outside Australia. In particular, the New Shares have not been, and will not be, registered under the US Securities Act of 1933 as amended ("US Securities Act"), and may not be offered, sold or resold in the United States or to, or for the account or benefit of, US Persons (as defined in Rule 902 under the US Securities Act).

Disclaimer

No person is authorised to give any information or make any representation in connection with the Offer which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by the Company or its Directors.

Electronic Prospectus

This Prospectus may be viewed in electronic form at www.agl.com.au by Australian investors only. Persons who receive the electronic form of the Prospectus should ensure that they download and read the entire Prospectus. The Offer constituted by this Prospectus in electronic or paper form is not available to investors in any other jurisdiction. A paper copy of the Prospectus may be obtained free of charge within the Offer Period by calling the Share Registry on 1800 824 522. The information on www.agl.com.au does not form part of the Prospectus.

Forward Looking Statements

Certain statements contained in this Prospectus may constitute "forward-looking statements" or statements about "future matters" for the purpose of the Corporations Act 2001 ("forward looking statements"). Such forward looking statements have been based on current expectations about future events and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forward looking statements. Some of these factors are set out in Sections 6 (Financial Information) and 7 (Risks).

Privacy

If you apply for New Shares, you will provide personal information to the Company and the Share Registry. The Company and the Share Registry collect, hold and use your personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and carry out appropriate administration.

Corporations and tax laws require some of the information to be collected. If you do not provide the information requested, your Application may not be able to be processed efficiently, or at all.

The Company and the Share Registry may disclose your personal information for purposes related to your investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Cth) ("Privacy Act"):

- the Underwriters in order to assess your Application;
- the Share Registry for on-going administration of the register; and
- the printers and the mailing house for the purposes of preparation and distribution of holding statements and for handling of mail.

Under the Privacy Act, you may request access to your personal information held by (or on behalf of) the Company or the Share Registry. You can request access to your personal information by telephoning the AGL Shareholder Information Line on 1800 824 522 or writing to AGL through the Share Registry at Link Market Services Ltd, Level 12, 680 George Street Sydney NSW 2000.

Definitions and abbreviations

Defined terms and abbreviations used in this Prospectus are explained in the Glossary at the end of this document.

Financial amounts

The financial amounts in this Prospectus are expressed in Australian dollars unless stated otherwise.

Incorporation of information by reference

Under Section 712 of the Corporations Act, certain sections of the Old AGL Scheme Booklet and the Old AGL Supplementary Scheme Booklet are incorporated into this Prospectus by virtue of their having being filed with ASIC. In addition, the half yearly results announcement released by the Company on 19 February 2007 is incorporated into this Prospectus by reference under Section 712 of the Corporations Act. Copies of these documents are available on the Company's website at www.agl.com.au. Further details of the information which is incorporated by reference is included in the relevant Sections of this Prospectus.

Chairman's letter

21 February 2007

CHAIRMAN'S LETTER

On behalf of the Board I am pleased to provide you with the opportunity to invest in AGL Energy Limited, one of Australia's leading integrated energy companies, and to fund its growth into the Queensland electricity market.

AGL is issuing approximately 57 million new shares to raise not less than $882 million to partially fund the acquisition of Powerdirect. The acquisition of Powerdirect, in addition to the acquisition of Sun Gas on 1 February 2007, gives AGL an immediate and substantial presence in Queensland, the fastest growing energy market in the Australian National Electricity Market.

The acquisition of Powerdirect is a significant milestone for AGL as it provides a large Mass Market customer base in South East Queensland as well as a substantial amount of contestable customer load. The acquisition also includes the successful Powerdirect small business electricity retailing operation. Through strategic marketing and entrepreneurial management, this business has developed a strong presence in southern NEM markets and provides AGL with a solid platform to grow its presence within this customer segment. After the acquisition of Powerdirect, AGL will have a total of 4.1 million customer accounts and 40.8 TWh p.a. of load, confirming its position as the largest electricity retailer in Australia by customer account.

AGL estimates that the purchase price for Powerdirect reflects an EBITDA multiple, in the first full year of operating on AGL's national operating cost base (2008/09), of 9.8 times. The acquisition is expected to have an immaterial impact on an adjusted EPS basis and is expected to have an immaterial impact on gearing.

The Board believes that the acquisition of Powerdirect supports AGL's strategy by:

- providing a Queensland retail base to support both future electricity generation developments and further equity interests in gas supplies;
- enhancing AGL's market position as the largest energy retailer in Australia;
- enhancing AGL's competitive position by reducing its average cost per customer account; and
- diversifying AGL's exposure to wholesale electricity costs.

On behalf of the Board of Directors of AGL, I commend this offer to you and encourage you to participate in this next important stage of AGL's growth.

Yours sincerely

Mark Johnson,

Chairman

Key information

Offer details

AGL is raising $933,075,000 million via an institutional placement of New Shares in limited jurisdictions (the "Offer"). The Offer is fully underwritten by Goldman Sachs JBWere ("GSJBW"), J.P. Morgan Australia Limited ("JPMorgan") and UBS AG, Australia Branch ("UBS") (together the "Underwriters").

Summary of key details of the Offer

Number of New Shares to be issued under the Offer	56,550,000
Number of Shares currently on issue	377,005,467
Number of Shares on issue following the Offer[1]	433,555,467
Gross proceeds to be raised from the Offer	933,075,000
Offer Price	$16.50

Timetable

Summary of key dates

Bookbuild completed	19-20 February 2007
Allocations notified by the Underwriters	by 9.00am, 21 February 2007
Prospectus date	21 February 2007
Application forms due (Offer period)	21 February 2007
Settlement	26 February 2007
Allotment of New Shares	27 February 2007
Dispatch of Holding Statements	27 February 2007
Trading in New Shares commences	27 February 2007

These dates are subject to change and are indicative only. AGL, in consultation with the Underwriters, reserves the right to amend the indicative timetable. AGL reserves the right, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, or to accept late Applications or to cancel, reduce or increase the size of the Offer.

The application procedure will be advised by the Underwriters. **There is no general public offer.**

The proceeds of the Offer will be used to partially fund the acquisition by AGL of Powerdirect from the Queensland Government for a total consideration of $1,200 million.

---

[1] Excluding any Shares issued under the Share Purchase Plan

Investment highlights

Diverse business profile with large customer base and base load

- Powerdirect comprises four distinct businesses (retail, small contestable, large customers/wholesale and power generation / cogeneration) providing AGL with 473,200 additional customers and 19.1 TWh of additional load across four States

Table 1 Powerdirect summary

Retail	Small contestables	Large customers / wholesale	Power generation
Electricity retailing with: • 431,800 franchise residential, rural and SME accounts in Queensland[2], and contestable residential accounts from other states[3] • 3.4 TWh load • Located in South East Queensland region containing several growth corridors particularly along the Bruce Highway to Caboolture, Maroochydore and Caloundra	Electricity retailing with: • 37,800 SME contestable accounts[3] • 1.3 TWh load • Operations in NSW, VIC, SA, and Queensland post FRC in 1 July 2007	Electricity retailing with: • 3,600 accounts[4] covering contestable and franchise I&C customers • 14.4 TWh load • Operations in Queensland, NSW, VIC and SA	4 power generation plants in Queensland with[5] • combined capacity of 43MW[5] • Long term power purchase and tolling agreements

Notes:

1 Load figures for all segments are estimated for year to 30 June 2007 except for large customers which are based on annualised load as at January 2007. NB the aggregate of individual numbers may not equate to total numbers due to rounding

2 Retail franchise customer numbers are estimates as at 30 June 2007, just prior to FRC commencement

3 SME and residential contestable account numbers are as at January 2007 from Powerdirect and represent NMIs.

4 As at January 2007

5 KR Castlemaine project is not owned by Powerdirect. Powerdirect has the rights to energy capacity and green products produced.

Figure 1 Powerdirect electricity customer accounts by segment[1] (000's)



Large
3.6
Small
37.8
Retail
431.8
Total = 473.2

Notes:

1 Retail franchise customer numbers are estimates as at 30 June 2007. SME and residential contestable account numbers are as at January 2007 and represent NMIs. Large customers as at January 2007. NB numbers may not add due to rounding

Figure 2 Powerdirect electricity customers by consumption (TWh)[1]



Retail
3.4
Small
1.3
Large
14.4
Total = 19.1

Notes:

1 Load figures for all segments are estimated for year to 30 June 2007 except for large customers which are based on annualised load as at January 2007. NB numbers may not add due to rounding

The acquisition provides a substantial business platform in Queensland

- Powerdirect will provide AGL with substantial exposure to the Queensland electricity market via its large Mass Market customer base, Queensland I&C customer load and Queensland generation/co-generation assets
- The Powerdirect load is approximately 20% greater than the Sun Retail load
- AGL will have approximately 32% of the Mass Market customer accounts in the Energex distribution region in South East Queensland (refer to Figure 29)

Queensland is expected to be the fastest growing energy market in the NEM

Queensland is forecast to have stronger economic and population growth than other States. This economic and population growth is expected to drive growth in electricity consumption in Queensland (and South East Queensland in particular).

- Stronger economic growth: The Queensland economy has experienced the highest economic growth in the NEM at 4.4% per annum between 2000 and 2006. This growth is forecast to remain strong at 3.8% over the next five years.
- Stronger population growth: South East Queensland has experienced the highest population growth in the NEM at 2.4% per annum between 2000 and 2006, and is expected to have the leading population growth rate in the country over the next five years at an average of 2.0% per annum.

Figure 3 **Economic growth, Queensland and other NEM states (annual % growth rate)[1]**


5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Total QLD
VIC
NSW + ACT
SA
TAS
NEM
Historical (2000 - 2006)
Forecast (FY2007 - FY2012)

[1] Extracted from MMA report (see Section 8); NIEIR 2006 NEM report (forecast); ABS, Australian National Accounts, State Accounts, Publication 5220.0, November 2005 (historical)

Figure 4 **Population growth, Queensland and other NEM states (annual % growth rate)[1]**


2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
SE QLD
Total QLD
VIC
NSW + ACT
SA
TAS
NEM
Historical (2000 - 2006)
Forecast (2007 - 2012)

[1] South East Queensland: MMA estimates (see section 8)
Rest of Australia: MMA estimates; ABS, "Australian Demographic Statistics", Publication No 3101, published December 2005; Transmission Planning Reports

- Electricity consumption: electricity load in South East Queensland grew at an average of 4.3% per annum between 2000 and 2006, and is forecast to grow at approximately 3.4% per annum over the next five years.

Figure 5 **Total electricity delivered – Queensland and South East Queensland**


50,000
40,000
30,000
20,000
10,000
-
GWh
Forecast CAGR 2007-2012
2.4%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Rest of Queensland
South East Queensland

Source: MMA (see Section 8 for full MMA report)

The Acquisition is expected to deliver AGL increased economies of scale

- The Acquisition will augment AGL's position as the largest energy retailer in Australia with a total of approximately 4.1 million gas and electricity customer accounts[2].

Figure 6 AGL[1] & Powerdirect combined customer profile[2]


NSW + ACT
Victoria
South Australia
Western Australia
Queensland
Retail Customers ('000)
374
876
719
493
518
60
2
566
399
71
Electricity
Gas
Electricity
Gas
Electricity
Gas
Electricity
Gas
Electricity
Gas

Note:

1 Includes 100% of joint venture customer accounts. AGL has a 50% interest in the ActewAGL joint venture and a 33% interest in AlintaAGL.

2 Customer numbers calculated as at 31 December 2006 for AGL customers in addition to Powerdirect customers as per Table 1

Source: AGL management estimates

- The Acquisition will increase the scale of AGL's retail business and enhance its competitive position by reducing the average cost per account across its entire retail business
- AGL's Project Phoenix will rationalise systems and processes to provide a reduction in operating costs and improved services to customers. Once AGL ceases to use services provided by Energex under the TSA, cost reductions under Project Phoenix are estimated to be $23 million of cost savings per annum (in real dollars) on an ongoing basis following full implementation of the Phoenix system and after integration of Powerdirect's small contestable customer business in mid 2010.

[2] Includes 100% of joint venture customer accounts. AGL has a 50% interest in the ActewAGL joint venture and a 33% interest in AlintaAGL

High value customers

- Powerdirect residential customer accounts, on average, are expected to consume more electricity per customer account than AGL's residential customers in its other service areas in Victoria, South Australia and New South Wales.

Figure 7 Forecast average consumption (2007) in South East Queensland and select NEM states – MWh / annum per residential customer account


7.4
6.8
6.5
5.4
SE QLD
NSW
SA
VIC

Source: MMA (South East Queensland) (based on average consumption for Energex residential customers, which is considered by MMA to be a reasonable proxy for comparison with Powerdirect residential customers); AGL management estimates (AGL customers in select NEM states)

- Low customer density in the Powerdirect service area and high organic growth in Queensland provides AGL with the opportunity to grow the Powerdirect customer base and maintain market share.

Business opportunity to further penetrate SME market

Figure 8 AGL and Powerdirect complementary business focus


c. 8.0 million customers in NEM
AGL and major retailer focus
powerdirect has 37,800 SME accounts in QLD, NSW, SA, ACT and VIC
Powerdirect focus
SME opportunity
Residential
SME
Powerdirect

- Powerdirect provides a platform to significantly grow AGL's national SME business
- Powerdirect complements AGL's traditional focus on Mass Market customers

Source: Total NEM customers, NEMMCO; SME customers, Axiom

Figure 9 Illustrative profitability dynamics


% margin
low profit per customer
high profit per customer
residential
SME
I&C
usage

- Despite lower % margin, SME customers have greater usage and contribute on average substantially more EBITDA ($) than residential customers

Strategic fit

- The Acquisition is consistent with AGL's integrated energy strategy to match downstream retail requirements with upstream energy supply.
- In combination with Sun Gas, the Acquisition positions AGL to pursue dual fuel opportunities in Queensland

Figure 10 Strategic fit of Powerdirect with AGL's existing business

	upstream	agl existing	powerdirect	downstream	agl existing	powerdirect
electricity		• 3,170MW[1] of generation capacity (Vic, SA, NSW, WA and Tas)	• electricity hedge book • portfolio of generation plants		• 1,538,000 electricity customers[2] (Vic, NSW, SA, ACT, WA)	• 469,600 mass market accounts • 3,600 large contestable and franchise accounts
gas		• 2,590PJ of contracted volumes • equity stakes in Moranbah, Sydney CSM and PNG	• gas supply agreement for generation assets		• 2,066,000 gas customers[2] (1,600,000 dual fuel) (QLD, Vic, NSW, SA, ACT, WA)	• dual fuel opportunities with Sun Gas 70,800 mass market natural gas customers

Notes: 1 Equity generation including the proposed acquisition of Torrens Island Power Station, joint ventures, offtake agreements and plants under construction and the exclusion of Hallett Power Station

2 includes 100% of joint venture customer accounts (AGL has a 50% interest in the ActewAGL joint venture and a 33% interest in AlintaAGL) and Sun Gas customers

- The Acquisition, in combination with the acquisition of Sun Gas, provides AGL with a Queensland retail portfolio base which will support:
  - future generation developments and participation in any future privatisation of generation facilities in Queensland; and
  - further equity ownership of gas supplies to support retail gas demand and gas fired electricity generation.

Figure 11 Future Queensland opportunities

electricity



- Townsville
  - 370MW gas fired generation located at Townsville
- Mica Creek power station
  - joint venture with CS Energy to upgrade 325MW Mica Creek power station and associated 70–100MW expansion
- further greenfield generation developments
  - provides platform to extend vertical integration strategy through greenfield development of gas and renewable generation projects
- potential generation privatisation
- co-generation development
  - consistent with AGL's acquired generation business, well positioned to utilise Powerdirect load to support further co-generation opportunities

Portfolio benefits

- The Acquisition substantially increases the size of AGL's wholesale electricity trading book
- This provides AGL with access to two distinct diversity benefits:
  - the combination of a large Mass Market customer load and an I&C customer load in Queensland provides intrastate diversity benefits; and
  - a large Queensland load provides interstate diversity benefits with AGL's NSW load, with a low/moderate correlation of peak demand in extreme temperature conditions (particularly in summer)
- In aggregate, the intrastate and interstate diversity benefits are expected to reduce AGL's aggregate cap purchase requirements (when compared to the standalone case) by up to 150MW p.a.

In addition the earnings risks associated with low electricity sales from mild weather are reduced due to temperature diversity across different states.

Figure 12 Queensland intrastate diversity benefit example


maximum demand
reduced combined hedge requirement
I&C Load
mass market hedge requirement
12 midnight
12 noon
12 midnight

Figure 13 Interstate diversity benefit example


cap required on standalone QLD load
cap required on standalone NSW load
saving on caps from combining loads

Figure 14 AGL retail profile[1]


AGL pre-acquisition
electricity—21.7 TWh
Customer type
(by volume)
55%
45%
Residential and small business
Industrial and commercial
Geography
(% of AGL's volume by state)
3%
29%
25%
43%
AGL post-acquisition
electricity—40.8 TWh
Customer type
(by volume)
64%
36%
Residential and small business
Industrial and commercial
Geography
(% of AGL's volume by state)
31%
17%
23%
29%

Note:
1 AGL customer volumes as at 30 June 2006
Source: Customer data: AGL management estimates
NEM market share data: ESAA, Electricity Gas Australia 2006 (Electricity)

Purchase price supports AGL's financial outlook

- The acquisition by AGL of Powerdirect for $1,200 million ("the Acquisition") is initially expected to be dilutive on a reported EPS basis but, once adjusting for one-off integration costs and non-cash amortisation as a result of acquisition accounting under A-IFRS, will have an immaterial impact on an Adjusted EPS basis[3]
- AGL estimates purchase price to EBITDA multiples of:
  - 14.6x in the 2007/08 financial year; and
  - 9.8x in the 2008/09 financial year being the first financial year after the majority of the business moves onto AGL's national operating cost base
- Expected to have an immaterial impact on gearing[4]
- No change to AGL's 2007 distribution policy

---

[3] Adjusted EPS equals basic reported EPS adjusted for significant non-recurring items and acquisition accounting related non-cash amortisation

[4] Gearing defined as net debt divided by net debt plus market capitalisation (based on a placement of $882 million and an SPP of $75 million)

Summary of Key Risks

- Wholesale electricity prices: The current Powerdirect electricity hedge portfolio may not provide sufficient protection from electricity wholesale prices during peak demand periods. In addition, adverse movements in the cost of future hedging contracts or continuation of drought conditions may increase future electricity costs. See Section 5.4.2 for details on the hedging and risk management policies of AGL and Powerdirect.
- Demand growth: Lower than expected economic growth, customer consumption and/or population growth may negatively impact growth in demand for electricity in South East Queensland and other States where it has been assumed that Powerdirect will be able to acquire SME customers and load.
- Systems integration: The migration of Powerdirect customers to AGL's Phoenix system is critical to delivering synergy benefits assumed by AGL. The Phoenix system may not provide the anticipated cost benefits to the Powerdirect businesses. See Section 3.4 for further information on AGL's integration strategy.
- Maximum Uniform Tariff: The annual increase in the MUT may not match the annual increase in underlying costs incurred by Powerdirect. Furthermore, Powerdirect may be required to comply with additional unforeseen regulatory requirements that are not currently in place. These changes may have an adverse impact on AGL's future financial performance.
- Full Retail Competition: The Queensland Government has announced that it will introduce FRC for electricity and gas from 1 July 2007. Subsequent levels of customer "churn", where customers elect to switch between retailers, may be affected by the marketing activities of other retailers as well as AGL. This may have an adverse impact on earnings where customers switch to other retailers. However, this will also give AGL the opportunity to win new customers from other retailers (Origin/Sun Retail in particular). See Section 4.2.4.1 for further information on the introduction of FRC.
- Transition Services Agreement: Under the TSA (which is summarised in Section 9.3), AGL has limited ability to control the transition services provided to its Queensland Mass Market customers by Energex. Furthermore, AGL has limited rights of recovery should Energex fail to provide services under the TSA in accordance with required service levels.
- Business separation: During the term of the TSA AGL will have limited access to Energex's information technology systems and may therefore be unable to verify the completeness and/or accuracy of Powerdirect Mass Market customer information.
- SME Assumptions: There can be no guarantee that the growth experienced by Powerdirect in the SME market will continue to be achieved. A reduction in achieving expected SME growth will adversely impact the profit contribution from SME customers.
- I&C Assumptions: There can be no guarantee that I&C customers will continue to purchase electricity from Powerdirect when their contracts expire. A higher churn out rate than that anticipated by AGL will adversely impact the EBITDA contribution from I&C customers.

Further details of these risks and additional risks that should be considered before investing in New Shares are set out in Section 7.

SECTION 1

Details of the Offer

1. Details of the Offer

1.1 Description of the Offer

The Offer is a placement to raise $933,075,000 by way of the issue of approximately 57 million New Shares. The gross proceeds of the Offer are $933,075,000 million based on the Offer Price.

There is no public offer of New Shares under this Prospectus and no New Shares will be issued or made available to retail investors.

The Offer is being made only to certain sophisticated and professional investors in Australia and certain foreign jurisdictions who have received this Prospectus from the Underwriters.

The Offer Price of $16.50 per New Share was determined following the Bookbuild conducted on 19 and 20 February 2007.

New Shares are not entitled to the interim dividend of 9.5 cents per share declared for the period to 31 December 2006.

The Offer has been fully underwritten by the Underwriters at the Offer Price. This Prospectus has been prepared for the issue of New Shares under the Offer. New Shares issued under this Prospectus will not be subject to secondary sale restrictions under Australian regulatory requirements.

Separately, AGL Shareholders will have the opportunity to participate in an offer to acquire New Shares under a Share Purchase Plan (see section 1.8). That offer is not made under this Prospectus and details of the Share Purchase Plan will be sent separately to shareholders.

1.2 Offer proceeds

The Offer Proceeds will be used to partially fund the Acquisition by AGL of Powerdirect for $1,200 million.

The remainder of the Acquisition costs will be financed by a Share Purchase Plan seeking to raise up to $75 million and from general corporate debt facilities.

1.3 Sources and application of funds

The sources and application of funds are set out in the following table:

Table 2 Sources and uses

Sources	A$m	Uses	A$m
Offer	882	Acquisition of Powerdirect[1]	1,200
Share Purchase Plan	75		
Corporate Debt Facility[2, 3]	269	Transaction expenses	26
Total	**1,226**	**Total**	**1,226**

Note:

1 Includes stamp duty

2 The amount being drawn under the Corporate Debt Facility will be increased to the extent the amount raised under the Share Purchase Plan is less than $75 million

3 There are no conditions precedent to drawdown under the Corporate Debt Facility.

The Acquisition is subject to a binding Share Sale Agreement with only one condition precedent (within AGL's control). The Acquisition is expected to complete on 1 March 2007.

The Powerdirect Sale Agreement (including the condition precedent) is summarised in Section 9.

The Directors are not aware of any reason why the Acquisition would not complete.

The issue of New Shares is not conditional on completion of the Acquisition. In the highly unlikely event that the Acquisition does not complete, the proceeds of the Offer will be used to repay existing debt.

1.4 Application monies and withdrawal

Applications must be made in accordance with the instructions provided by the Underwriters.

Application Monies must be paid in cleared funds on 26 February 2007.

AGL reserves the right not to proceed with the Offer at any time before the issue of New Shares. If the Offer does not proceed, Application Monies will be refunded. If permission for quotation of the New Shares is not granted by ASX within one week of the date of this Prospectus, the New Shares will not be issued and Application Monies will be repaid in full as soon as possible.

No interest will be paid on any Application Monies refunded as a result of the withdrawal of the Offer or otherwise. Any interest earned on Application Monies prior to withdrawal or repayment will belong to AGL.

1.5 Allocation policy

The allocation policy for New Shares will be determined by agreement between the Underwriters in consultation with AGL. AGL and the Underwriters together have an absolute discretion regarding the basis of allocation of New Shares under the Offer and there is no assurance that any applicant will be allocated any New Shares or the number of New Shares for which it has bid.

Details of arrangements for the notification and settlement of allocations will be provided to participants in the Offer by the Underwriters.

1.6 Allotment and ASX trading

AGL will apply for official quotation of the New Shares on ASX no later than three business days after the date of this Prospectus.

It is expected that New Shares will be allotted and issued on 27 February 2007 and that trading will commence on that day.

Application will be made for the New Shares to participate in CHESS. AGL maintains an electronic issuer sponsored subregister and an electronic CHESS subregister.

1.7 Selling restrictions

No action has been taken to register or qualify this Prospectus, the Shares or the Offer or otherwise permit a public offering of the Shares in Australia or any jurisdiction outside Australia. This Prospectus does not constitute an offer or invitation in any country in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

Each person to whom the Offer is made under this Prospectus (including each person in Australia to whom the Offer is made) will be required to represent, warrant and agree in its Application as follows (and will be taken to have done so if it makes a bid in the Offer):

- it acknowledges that the Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US Persons;
- it is not a US Person and, if the person is in the United States, it is not acting for the account or benefit of a US Person;

- it is a professional or sophisticated investor within the meaning of Section 708 of the Corporations Act; and
- by applying for New Shares under the Offer it will not be breaching or causing AGL to breach any securities laws in Australia or any other jurisdiction

No person is authorised to provide any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations will not be relied upon as having been authorised by the Company or the Joint Lead Managers any other person, nor will any such persons have any liability or responsibility in relation to them.

United States

The Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States, or to, or for the account or benefit of, US Persons.

Hong Kong

No action has been taken to register or to authorise the registration or issue of this Prospectus (or any other advertisement, invitation or document relating to the New Shares) in Hong Kong. Each of AGL, the Underwriters and their advisers has not offered or sold and will not offer or sell, and no action has been taken to authorise any offer or sale, in Hong Kong, by means of any document, any New Shares other than: (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

Each of AGL, the Underwriters and their advisers has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Shares, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Shares may not be circulated or distributed, nor may Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to section 275(1A), and in accordance with the conditions, specified in section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within 6 months

after that corporation or that trust has acquired the Shares pursuant to an offer made under section 275 except:

(1) to an institutional investor (for corporations, under section 274 of the SFA) or to a relevant person defined in section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Dubai International Financial Sector

This statement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This statement is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorised financial adviser.

Japan

The New Shares have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each purchaser has represented and agreed that its has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any New Shares in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

As used in this paragraph, "residents of Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

New Zealand

No action has been taken to register this Prospectus in New Zealand. No New Zealand Investment Statement has been prepared. The New Shares are not being offered to the public in New Zealand. It is contemplated that the New Shares may be offered to certain institutional investors in New Zealand.

United Kingdom

Neither this Prospectus nor any accompanying letter or any other documents have been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000 ("FSMA")) has been published or is intended to be published in respect of the Shares. Accordingly, the Shares may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except to persons which are qualified investors within the meaning of section 86(7) of FSMA.

In the United Kingdom, this document is being distributed only to and is directed only at (a) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (b) high net worth entities falling within Article 49(2) of the Order and (c) any other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document must not be distributed, published, reproduced or disclosed (in whole or in part) by recipients to any other person.

Switzerland

The New Shares are being offered by way of a private placement to a limited number of institutional investors without any public offering in or from Switzerland. This Prospectus and any other offering material relating to the New Shares are intended solely for the recipient, the information therein is strictly confidential and may not be distributed to any third party or to the public in general.

Denmark

The distribution of this Offering Memorandum (including electronically) in Denmark may be restricted by the Securities Act. Persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law. This Offer document does not constitute an offer in Denmark to any person to whom it would not be lawful to make such an offer including investors who are not qualified investors within the meaning of the Securities Act.

France

The distribution of this Prospectus (including electronically) in France is limited to qualified investors. Persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer in France to any person to whom it would not be lawful to make such an offer, including investors who are not qualified investors within the meaning of the Code Monétaire et Financier.

The New Shares are not admitted to listing on a regulated market in France and no such admission to listing in France is currently being considered. The New Shares are not and shall not be issued nor sold to the public in France through publicity, solicitation, credit establishments or investment services providers.

No prospectus subject to the approval (visa) of the *Autorité des marchés financiers* has been prepared in connection with the Offer. The New Shares may not be offered nor sold, directly or indirectly, to the public in France and neither this Prospectus nor any other offering material or information contained therein relating to the New Shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France or used in connection with any offering in respect of the New Shares to the public in France. The New Shares are exclusively offered to qualified investors acting for their own account and to licensed portfolio managers as defined under and in accordance with articles L411-2, D411-1 to D411-4, D734-1, D744-1, D754-1 and D764-1 of the *Code Monétaire et Financier*. The direct or indirect resale to the public in France of any New Shares acquired by such qualified investors or portfolio managers may be made only as provided under articles L411-1, L411-2, L412-1, L621-8 and L621-8-1 to L621-8-3 of the *Code Monétaire et Financier* and applicable regulations hereunder.

Persons into whose possession this Prospectus or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions.

The Prospectus does not constitute an offer and may not be used for or in connection with an offer to solicit anyone to whom it is unlawful to make such an offer.

Germany

This Prospectus has been prepared on the basis that all offers of New Shares will be made pursuant to an exemption under the Prospectus Directive, as implemented in the member states of the European Economic Area ("EEA"), from the requirement to produce a prospectus for offers of Shares in accordance with law of Germany. Accordingly, any person making or intending to make any offer within the EEA of New Shares which are the subject of the placement contemplated in this Prospectus should only do so in circumstances in which no obligation arises for the Issuer or any of the Managers to produce a prospectus in Germany for such offer. Neither AGL nor the Underwriters have authorised, nor do they authorise, the making of any offer of New Shares through any financial intermediary, other than offers made by Underwriters which constitute the final placement of New Shares contemplated in this Prospectus.

Ireland

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a "**Relevant Member State**") with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the "**Relevant Implementation Date**"), there may not have been made and may not be made an offer of New Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the New Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that there may, with effect from and including the Relevant Implementation Date, be made an offer of New Shares to the public in that Relevant Member State at any time:

(a)to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(c)in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the New Shares to be offered so as to enable an investor to decide to purchase or subscribe the New Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No offer, sale, underwriting or placement of the New Shares in, from or otherwise involving Ireland shall occur other than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland, as amended, including, without limitation, sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under section 37 thereof or, in the case of a credit institution exercising its rights under the Banking Consolidation Directive (2000/12/EC of 20th March, 2000) in conformity with the codes of conduction or practice made under section 117(1) of the Central Bank Act 1989, of Ireland, as amended.

Italy

The offering of the New Shares in the Republic of Italy ("Italy") has not been authorized by the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to the Italian securities legislation and, accordingly: (i) the New Shares cannot be offered, sold or delivered in Italy in an investment solicitation ("sollecitazione all'investimento") within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, as amended ("Decree 58/98"), (ii) the NewShares cannot be offered, sold and/or delivered, nor the Prospectus or any document relating to the New Shares can be distributed, either in the primary or secondary market, to individuals resident in Italy, and (iii) any offer, sale and/or delivery of the New Shares and distribution of copies of the Prospectus and of any document relating to the New Shares in Italy will only be:

(a) made to Italian institutional investors ("investitori istituzionali"), as defined in Article 100 of Decree 58/98 by reference to Article 31.2 of CONSOB Regulation no. 11522 of 1 July 1998, as amended ("Regulation 11522/98");

(b) made in compliance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB, the Bank of Italy or any other competent Italian authority; and

(c) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with Decree 58/98, Decree 385/93, Regulation 11522/98 and any other applicable laws and regulations."

Luxembourg

NOTICE TO RESIDENTS OF LUXEMBOURG

The New Shares may not be publicly offered or sold in the Grand-Duchy of Luxembourg, except for New Shares for which the requirements of Luxembourg Law concerning offer of securities to the public have been met. The New Shares are offered to a limited number of investors not exceeding 99 in numbers and/or to qualified investors as defined in the Law of 10 July 2005, in all cases under circumstances which would preclude the necessity of producing a prospectus. This Prospectus may not be used to make an offer of New Shares to the public in a member state of the European Economic Area which has implemented the Prospectus Directive, which would require the publication by the issuer of a prospectus pursuant to article 3 of the Prospectus Directive. This International Offering Memorandum may not be reproduced or used for any purpose, or furnished to any person other than those to whom copies have been sent.

The Netherlands

In the Netherlands, the New Shares may only be offered, sold, transferred or assigned, as part of their initial distribution or at any time thereafter, to natural persons who or legal entities which are Professional Market Parties (as defined in section 1-a, third paragraph of the Exemption Regulation pursuant to art. 4 of the Act on the Supervision of Securities Trade ("*Wet toezicht effectenverkeer 1995*")), as referred to in section 1-c, first paragraph, under a of the said Exemption Regulation. In the event of a solicitation, acquisition or offering of New Shares made to or by Professional Market Parties as mentioned above, no subsequent offering may be made of such New Shares in a secondary offering by such Professional Market Parties in the Netherlands to individuals or entities other than such Professional Market Parties, unless such occurs in reliance on section 1-c, first paragraph, under c of the Exemption Regulation. The New Shares may not otherwise be offered, directly or indirectly, in the Netherlands.

Spain

The offer of New Shares in Spain is addressed solely to "qualified investors" as defined and construed in article 30.bis.1. of Law 24/1998, of July 28, on the Securities Market (Ley del Mercado de Valores) and in articles 38.1.a) and 39.1. of Royal Decree 1310/2005, of November 4, on securities admission to trading on secondary official markets, public offerings of selling or subscription and prospectus required to such effects, and it does therefore not constitute an offer to the public under Spanish law.

Consequently, this offer is excepted from the obligations of providing a prospectus or fulfilling any other formal requirements with the Spanish Securities Regulatory Authority (Comisi6n Nacional del Mercado de Valores).

Sweden

This offering is in Sweden directed to a limited number of investors who receive this Prospectus directly from the Company and who may not disclose the information herein to any third party. This Prospectus is not registered with the Swedish Financial Supervisory Authority (*Sw. Finansinspektionen*) and is not intended to and shall not be deemed to constitute a prospectus within the meaning of the Financial Instruments Trading Act (*Sw. Lag (1991:980) om handel med finansiella instrument).*

1.8 Share Purchase Plan

Following the Offer, AGL intends to implement a Share Purchase Plan, under which each AGL Shareholder resident in Australia and New Zealand at the relevant record date will be given the opportunity to subscribe for up to $5,000 worth of Shares.

Shares will be offered under the Share Purchase Plan at the Offer Price. Total proceeds from the Share Purchase Plan will be capped at $75 million and applications under the Share Purchase Plan in excess of this amount may be scaled back. The Share Purchase Plan will not be underwritten.

The offer under the Share Purchase Plan is not made under this Prospectus.

1.9 Capital structure

The table below sets out the capital structure of AGL as at the date of this Prospectus and following the issue of New Shares under the Offer.

Securities	Before the Offer	After the Offer
Ordinary shares	377,005,467	433,555,467
Share Performance rights	204,086	204,086

This does not include Shares which could be issued under the Share Purchase Plan (which is capped at $75 million) which could result in the issue of an additional4,545,455 Shares.

SECTION 2

AGL overview and business strategy

2. AGL overview and business strategy

2.1 AGL overview

Under section 712 of the Corporations Act, Section 1 "Profile of AGL Energy" of the Old AGL Scheme Booklet is incorporated into this Prospectus. The Scheme Booklet has been lodged with ASIC.

Section 1 of the Old AGL Scheme Booklet provides an overview of AGL including a description of the profile and assets of AGL's retail, wholesale electricity and wholesale gas businesses, and details of the Board and senior management.

In addition, under section 712 of the Corporations Act, Section 2.3 of the Old AGL Supplementary Scheme Booklet is incorporated into this Prospectus by reference. The Old AGL Supplementary Scheme Booklet has been lodged with ASIC. Section 2.3 of the Old AGL Supplementary Scheme Booklet provides details of the new directors of AGL who were appointed upon the Old AGL Scheme becoming effective.

The Old AGL Scheme Booklet includes a reference to the PNG upstream Gas Project. On 1 February 2007 AGL provided an update to the market on the status of the project when it announced that the conditional gas supply agreement it had entered into with Esso Highlands Limited and the other PNG Gas Project participants to take PNG gas had lapsed.

Under section 712 of the Corporations Act, the half yearly results announcement released by the Company on 19 February 2007 is incorporated into this Prospectus. The half yearly results contain an update on the AGL business and prospective acquisitions.

2.2 AGL business strategy

2.2.1 Strategy overview

AGL's business strategy is to deliver growth in EPS and total shareholder returns by:

- becoming a major market participant in both upstream supply and downstream retail for electricity and gas;
- extracting value from opportunities in the contestable growth segments of the electricity and gas sector, namely upstream gas, power generation and energy retail;
- managing wholesale price risk and earnings volatility through an integrated approach in matching upstream and retail exposures; and
- leveraging its position as one of the largest purchasers of wholesale gas and electricity in Australia to reduce both supply costs and average cost to serve per customer.

Figure 15 Extracting value across the energy supply chain


fuel contracts
thermal fuel generation
renewable generation
power purchase agreements
complex hedge products and trading
4.1 million retail gas and electricity customers/customer accounts[1]
upstream equity gas
contract gas
diversity of supply contracts
gas storage
diversity of haulage products

Note: 1 Includes electricity customers in the Powerdirect business and 100% of AGL's joint venture customer accounts. AGL has a 50% interest in the ActewAGL joint venture and a 33% interest in AlintaAGL.

2.2.2 Electricity generation

AGL intends to further develop its generation portfolio in order to strengthen its hedge position against wholesale price risk and to capture a greater share of the upstream generation profit pool.

AGL's total equity generation, including the access to 43MW of additional capacity acquired as part of the Acquisition, together with off-take agreements and plants under construction is approximately 3,200MW (including TIPS but excluding Hallet). Including generation plants in the planning stage. AGL's potential, total equity generation including off-take agreements and 100% of joint ventures is approximately 5,300MW.

2.2.3 Cost saving initiatives

AGL has commenced a major cost saving program known as Project Phoenix, which is focused on rationalising retail processes and customer systems. AGL has estimated total cost savings within its existing business (excluding the Powerdirect business) of $60 million to $70 million[5] per year to be achieved, with the net contribution expected to materially impact results from the 2008 financial year onwards. The 2007 full financial year cost savings target is approximately $20 million on an annualised basis and as at the interim balance date of 31 December 2006 approximately $9 million of actual savings had been achieved.

In November 2006 AGL announced a corporate cost reduction initiative to achieve approximately $55 million per annum of savings. The 2007 full financial year corporate cost reduction target is approximately $50 million on an annualised basis and as at the interim balance date of 31 December 2006 approximately $30 million had been achieved on an annualised basis. These annualised savings do not include redundancy costs.

Under section 712 of the Corporations Act, Section 2.8 "Cost saving programs" of the Old AGL Scheme Booklet is incorporated into this Prospectus. The Scheme Booklet has been lodged with ASIC. Section 2.8 of the Old AGL Scheme Booklet sets out further details of Project Phoenix including anticipated costs savings and the capital required for the various elements of the programme.

---

[5] Includes $10 million of corporate cost savings relating to IT efficiencies

2.2.4 Other opportunities

Recent acquisitions

2.2.4.1 Sun Gas

On 1 February 2007, AGL completed the acquisition of the Sun Gas retail gas business in Queensland, for a purchase price of $75 million. The business includes approximately 70,800 residential and industrial and commercial gas customers located primarily in South-East Queensland.

Prospective acquisitions / transactions

2.2.4.2 Queensland Gas Company Limited ("QGC")

On 5 December 2006 AGL announced an agreement with QGC to take a cornerstone investment of 27.5% of QGC's issued share capital for a maximum price of $292 million. As part of the transaction, AGL will also enter into a 540PJ 20 year gas supply agreement with QGC, with an option to purchase an additional 200PJ. Both agreements are subject to approval by QGC shareholders. QGC has subsequently issued an Explanatory Memorandum to shareholders giving notice of a general meeting of its shareholders to be held on 2 March 2007.

On 15 February 2007 Santos made an alternative offer to QGC shareholders. That offer is subject to ACCC approval. The ACCC announced on 20 February 2007 that it will oppose Santos' proposed acquisition of QGC. AGL is considering what response, if any, implications this may have for their Offer.

2.2.4.3 Torrens Island Power Station

On 29 January 2007, AGL announced that it will purchase the 1,280MW Torrens Island Power Station from TRUenergy including all development, gas storage and gas transportation rights for $417 million. As part of the transaction, AGL has agreed to sell the 180MW Hallett Power Station to TRUenergy for $117 million. Both transactions are expected to complete on 1 July 2007. The acquisition of Torrens Island Power Station will increase AGL's total generation capacity, after allowing for the sale of Hallett Power Station, by 1,100MW. This transaction is still subject to ACCC approval.

2.2.4.4 Origin Energy Limited

On 4 January 2007, AGL announced it had approached Origin Energy Limited (Origin) in relation to a proposed nil-premium scrip merger of AGL and Origin. On that day, Origin confirmed that it had received an unsolicited approach from AGL and was undertaking an evaluation of the proposal in order to assess whether to proceed with discussions.

On 5 February 2007, Origin confirmed that it had entered into discussions with AGL regarding its proposal to merge the two companies.

AGL believes that the business case for a merger of equals is compelling and that the benefits which would be released to both sets of shareholders are only available from an AGL/Origin merger and cannot be unlocked by either company alone.

AGL also believes that the proposed merger will deliver material and sustainable benefits to the shareholders of both AGL and Origin through the creation of a leading Australian integrated energy company with substantial financial strength, robustness in earnings and ranking in the top 20 of the ASX.

Due to the highly complementary nature of the two businesses, AGL believes that the merger could create approximately $150 million of annual synergies through the removal of duplicated effort alone and would result in EPS accretion in excess of 10% for shareholders of both

companies. If it is able to work jointly with Origin, AGL believes that it could identify synergy benefits substantially in excess of these duplication benefits.

AGL remains committed to the merger of equals proposal and believes that the benefits of this proposal have been widely recognised by the market. However, given the status of discussions, a range of outcomes remain possible and there is no certainty that these discussions will result in an agreed merger of equals being announced.

ACCC Implications

In order to overcome potential ACCC concerns regarding its proposal for the merger of AGL and Origin, AGL is considering the divestment of a stand-alone generator/retailer with customers across Australia (including Queensland), generation interests, gas supply and transport contracts, a medium term gas and electricity hedging portfolio and necessary IT and call centre infrastructure. AGL believes that the acquisition of Powerdirect will provide the merged entity with greater flexibility with respect to optimising the ACCC solution. AGL is considering an IPO of the generator/retailer in order to maintain the independence of the newly created business and maximise the value of the divestment.

To date, AGL has not engaged in substantive discussions with the ACCC, nor has it benefited from Origin's input into its ACCC proposal.

SECTION 3

Details of the Acquisition and rationale

3. Details of the Acquisition and rationale

3.1 The Acquisition

On 26 April 2006 the Queensland Government announced its intention to privatise a substantial part of the Energex and Ergon Energy retail energy businesses in two parts:

- First, the sale of Sun Retail and Sun Gas[6]; and
- Second, the sale of Powerdirect Australia and Powerdirect Utility Services (together "Powerdirect")[7].

AGL has executed a binding Share Sale Agreement to acquire Powerdirect from the Queensland Government for $1,200 million.

Powerdirect comprises four discrete businesses:

- Retail: 431,800 franchise residential, rural and SME accounts in Queensland and contestable residential accounts in other states. Total load of 3.4 TWh;
- Small contestable business: 37,800 SME contestable accounts and 1.3 TWh of load;
- Large customers / wholesale: 3,600 customer accounts (including contestable and franchise I&C customers) with 14.4[8] TWh of load; and
- Power generation: access to four plants with total installed capacity of 43MW and the ability to generate RECS and GECS.

A more detailed description of the Powerdirect businesses is set out in Section 5.

3.2 Restructuring

In late 2006, the Powerdirect retail business was restructured (together with the Sun Retail and Ergon Energy Corporation Limited retail businesses) via:

- the transfer in to Powerdirect from Sun Retail of:
  - approximately 390,000 Queensland Mass Market customers (together with associated debtor balances, unbilled electricity liabilities and security deposit obligations); and
  - hedge and green products (GECs and RECs) relating to the above customers.

The above transfers were effected by a State of Queensland Government transfer notice dated 1 November 2006.

- the transfer out (to Ergon Energy (Queensland) Limited) from Powerdirect of:
  - approximately 600,000 Mass Market customers in regional Queensland (together with associated debtor balances, unbilled electricity liabilities and security deposit obligations);
  - hedge and green products relating to the above customers;
  - 26 power purchase agreements; and
  - shares in certain subsidiaries and related assets and obligations.

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[6] Note: whilst the sale processes for Sun Retail and Sun Gas were run concurrently, these assets were not sold as a package. Origin Energy was the successful bidder for Sun Retail and AGL was the successful bidder for Sun Gas.

[7] Note: Powerdirect Australia and Powerdirect Utility Services were sold as a package

[8] Estimated as at January 2007

The above transfers were also effected by a Queensland Government transfer notice dated 1 November 2006.

3.3 Strategic rationale

The following outlines the key strategic benefits for AGL in undertaking the Acquisition.

3.3.1 Acquire significant scale in fast growing Queensland market

3.3.1.1 Significant presence in Queensland electricity retail market

The Acquisition provides AGL with a significant electricity customer base in Queensland. AGL believes that an acquisitive growth strategy, rather than an organic growth strategy, is advantageous as it provides:

- significantly higher and earlier scale benefits;
- significant market share that would be difficult to achieve, even in the longer term, as a new entrant; and
- a substantial base of "sticky" customers who are unlikely to switch retailers, even in the longer term.

3.3.1.2 Consolidate AGL's position as leading Australian energy retailer

Prior to the Acquisition, AGL had the largest retail customer base in Australia with 3.6 million gas and electricity accounts nationally (including 100% of retail joint venture customer accounts, being its 50% interest in ActewAGL and 33% interest in AlintaAGL).

As the below chart shows, the Acquisition will increase AGL's customer base to approximately 4.1 million gas and electricity customer accounts, confirming AGL's leadership position as the largest energy retailer by customer accounts in Australia.

Figure 16 AGL[1] & Powerdirect combined customer profile[2]



NSW + ACT
Victoria
South Australia
Western Australia
Queensland
Retail Customers ('000)
374
876
719
493
518
60
2
566
399
71
Electricity
Gas
Electricity
Gas
Electricity
Gas
Electricity
Gas
Electricity
Gas

Source: AGL management estimates

Note:

1 includes 100% of joint venture customer accounts. AGL has a 50% interest in the ActewAGL joint venture and a 33% interest in AlintaAGL

2 customer numbers calculated as at 31 December 2006 for AGL customers in addition to Powerdirect customers as per Table 1

3.3.2 Improves AGL's cost competitiveness

The Acquisition will increase the scale of AGL's retail business and enhance its competitive position by reducing the average operating cost per Mass Market customer account across its entire business by approximately 4%.

AGL's Project Phoenix customer management and billings systems are expected to provide a reduction in operating costs for Powerdirect over AGL's estimated "day-one" costs, which includes costs under the TSA, of around $23 million of cost savings per annum (in real terms) on an ongoing basis following full implementation of the Project Phoenix program and post integration of the small contestable customer business in mid 2010.

Figure 17 Timeline for systems integration of Powerdirect


1 March 2007
Financial close for the acquisition of Powerdirect
~ March 2008
Expected migration of Qld franchise customers under TSA to AGL billing platform
Mid 2009
Full implementation of Project Phoenix cost savings program
2007
2008
2009

Source: AGL management estimates

Due to its ability to operate the Powerdirect business on an incremental cost basis after migration to the Phoenix system, the Acquisition will also reduce the average cost to serve per account for AGL's existing customer base. As the chart below illustrates, AGL is expecting to capture two cost savings on its average cost per account. First, the average cost per account is expected to reduce from approximately $91 per account to approximately $68 per account as a result of the implementation of the Phoenix system. Second, because a substantial portion of the AGL cost base is comprised of fixed costs, the addition of a further 431,800 customers from the Acquisition will further reduce AGL's average cost per account.

Figure 18 AGL's cost per account post transaction


Cost per account
~$91 / customer
~$68 / customer
scale benefits
customers
Pre Powerdirect
Post Powerdirect

Source: AGL management estimates. Note graph not drawn to scale

3.3.3 Higher value electricity customers than other competitive markets

Powerdirect's residential electricity customers are expected to, on average, consume more electricity per customer than AGL's customers in its current service areas of Victoria, South Australia and New South Wales. This is largely due to the low level of gas penetration with only around 160,000 of the South East Queensland Mass Market customers consuming both gas and electricity.

Figure 19 Forecast average consumption (2007) in South East Queensland and select NEM states – MWh / annum per residential customer



7.4
6.8
6.5
5.4
SE QLD
NSW
SA
VIC

Source: MMA (South East Queensland) (based on average consumption for Energex residential customers, which is considered by MMA to be a reasonable proxy for comparison with Powerdirect residential customers); AGL management estimates (AGL customers in select NEM states)

Growth in electricity consumption is also forecast to continue to be strong. During the period 2000 - 2006, annual electricity consumption grew by 4.3% per annum in South East Queensland. This strong growth trend is set to continue with electricity consumption predicted to grow at approximately 3.4% per annum over the next five years. In the period 1999 to 2005, average residential consumption growth in South East Queensland was substantially higher than the Australian average. Powerdirect's service area contains several growth corridors, particularly along the Bruce Highway to Caboolture, Maroochydore and Caloundra.

Figure 20 Total electricity delivered – Queensland and South East Queensland



Forecast CAGR 2007-2012
50,000
40,000
30,000
20,000
10,000
GWh
2.4%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
Rest of Queensland
South East Queensland

Source: MMA estimates (see Section 8 for full text of the MMA report)

Powerdirect is expected to maintain or grow its market share in the Queensland contestable market post the introduction of FRC. Including organic growth, Powerdirect expects to acquire at least as many customers as it loses from contestability as Sun Retail provides a substantially larger customer base from which to win new customers. Churn in the Powerdirect service area is expected to be lower than the rest of the Energex distribution area given lower customer density.

AGL therefore expects to maintain its market share and increase its customer base in this fast growing energy market.

3.3.4 Business opportunity to further penetrate SME market

Powerdirect's small contestable business has experienced considerable success, targeting SME customers since commencing operations. The Directors believe that this can largely be attributed to its strong product and service offering, matching business needs with targeted value adding products.

Powerdirect provides AGL with a solid platform to grow its SME presence. The Powerdirect business is focussed on the SME segment and the Directors believe that its success is driven by:

- strong understanding of SME value drivers;
- effective channel management;
- highly developed sales processes;
- purpose built billing systems;
- an entrepreneurial management team; and
- targeting customers that benefit from moving off the regulated tariff.

AGL plans to continue to operate the Powerdirect small contestable customer business as a distinct business unit in accordance with the following business model:

- **Targeted SME business**: the small contestable business will focus only on growing the successful SME business, capitalising on its core competencies. Future contestable residential activity is to be pursued within AGL's current business structure
- **New business unit within AGL**: the small contestable business will be managed separately from AGL's Mass Market customer operations to support the discrete SME business focus. This will include having separate billing capability, sales and marketing and management teams. Entrepreneurial sales and marketing employees will also be incentivised to continue to grow the business
- **Integrate into AGL when business matures**: Powerdirect's cost per contract is currently greater than $200. Integration into the AGL business (and Phoenix system) in the medium term would realise significant operating cost savings. This is currently planned for 2010.

3.3.5 Integration of existing and potential developments in Queensland

The Acquisition is consistent with AGL's integrated energy strategy of matching downstream retail requirements with energy from upstream assets. The Powerdirect Queensland customer base provides AGL with 19.1 TWh p.a. of demand and is expected to underpin opportunities to develop or acquire electricity generation assets in Queensland.

Figure 21 Strategic fit of Powerdirect with AGL's existing business

	upstream	agl existing	powerdirect	downstream	agl existing	powerdirect
electricity		• 3,170MW[1] of generation capacity (Vic, SA, NSW, WA and Tas)	• electricity hedge book • portfolio of generation plants		• 1,538,000 electricity customers[2] (Vic, NSW, SA, ACT, WA)	• 469,600 mass market accounts • 3,600 large contestable and franchise accounts
gas		• 2,590PJ of contracted volumes • equity stakes in Moranbah, Sydney CSM and PNG	• gas supply agreement for generation assets		• 2,066,000 gas customers[2] (1,600,000 dual fuel) (QLD, Vic, NSW, SA, ACT, WA)	• dual fuel opportunities with Sun Gas 70,800 mass market natural gas customers

notes:

1. Equity generation including the proposed acquisition of Torrens Island Power Station, joint ventures, offtake agreements and plants under construction and the exclusion of Hallett Power Station
2. includes 100% of joint venture customer accounts (AGL has a 50% interest in the ActewAGL joint venture and a 33% interest in AlintaAGL) and Sun Gas customers

AGL is currently progressing plans to develop generation capacity in Queensland, including:

- Townsville, a 370 MW gas fired generation located at Townsville; and
- Mica Creek power station, a joint venture with CS Energy to upgrade the 325MW Mica Creek power station and an associated 70-100MW expansion.

The Acquisition will provide AGL with a Queensland retail customer base that will support future generation development and participation in any future privatisation of generation capacity in Queensland.

The Acquisition also provides opportunities to unlock dual fuel benefits by marketing dual fuel products to both Sun Gas and Powerdirect customers. AGL has approximately 70,800 gas customers located in the Sun Retail service area.

3.3.6 Strong portfolio benefits with existing AGL business

Powerdirect has a total customer load of 19.1 TWh, compared to AGL's existing customer load of 21.7 TWh. The acquisition of this significant customer load, spread across several States, gives rise to interstate and intrastate portfolio diversity benefits.

- A large I&C customer load complements a large Mass Market customer load due to the different load shapes of each customer type. The effect of aggregating the two loads flattens the total load shape and reduces AGL's total hedging requirement across the portfolio (the intrastate portfolio benefit).
- The low/moderate correlation in extreme temperature conditions across the major cities (particularly in summer) reduces AGL's need to purchase peak period cap contracts for a national portfolio compared to the standalone case (the interstate diversity benefit)
- The earnings risks associated with low electricity sales from a mild summer are reduced due to temperature diversity across different States

The combined effect of these benefits creates significant value across the AGL wholesale portfolio.

Figure 22 Load comparison


45
40
35
30
25
20
15
10
5
TWh
sun retail
powerdirect
agl existing
agl post acquisition

3.4 Transition and integration of Powerdirect

3.4.1 Transitional Services

The approximately 390,000 customers transferred to Powerdirect from Sun Retail will continue to require services provided by Energex and its related companies until migration of those customers to AGL systems. Before this date, those approximately 390,000 customers will be subject to the terms of:

- the Transition Services Agreement ("TSA");
- the Retail Allocation Agreement ("RAA"); and
- other related agreements, such as the Energex Interim Coordination Agreement ("Energex ICA").

AGL intends to fully integrate Powerdirect's Mass Market customers and I&C customers into its Phoenix system as soon as possible. Powerdirect's SME customers will be integrated into the Phoenix system at a later date (see section 3.4.2).

Powerdirect has also identified that some services will be required from Ergon Energy for a short transitional period following Completion, including:

- billing support for I&C customers; and
- IT services in relation to infrastructure and applications support.

These services will be provided under the terms of the Powerdirect Sale Agreement.

3.4.2 Retail Allocation Agreement

Energex's legacy Mass Market customer billing and information system, FACOM, cannot separately recognise the Queensland Mass Market customers of Sun Retail and Powerdirect. Energex is currently undertaking a program of work to allow FACOM to identify different retailers for Queensland Mass Market customers. Accordingly, for the period up until migration from FACOM (by the expected introduction of FRC on 1 July 2007), Energex must continue to invoice the Queensland Mass Market customers of both Sun Retail and Powerdirect, receive all Queensland Mass Market customer payments and make payments on behalf of Sun Retail and Powerdirect to

NEMMCO, Energex and the Queensland Government (for community service obligation payments). This arrangement is facilitated by the terms of the RAA.

A further consequence of not being able to separate FACOM is that Sun Retail and Powerdirect have been required to enter into an arrangement with NEMMCO governing the deemed allocation of financial responsibility to NEMMCO for electricity consumption by Queensland Mass Market customers within the Energex distribution network. This allocation methodology is also facilitated by the RAA and addressed in related documentation with NEMMCO.

Table 3 Key transition arrangements

Agreement(s)	Description
Retail Allocation Agreement	♦ Agreement between Sun Retail, Powerdirect, Energex and the State of Queensland to split revenues and associated costs of goods sold for Queensland Mass Market customers ♦ Required as physical separation of FACOM to identify Queensland Mass Market customers of both Sun Retail and Powerdirect, and migration of Queensland Mass Market customers away from FACOM, is not yet possible ♦ Allocates Queensland Mass Market customer revenues, NEM electricity purchases, transmission, distribution and other relevant charges on a 29% / 71% economic basis between Powerdirect and Sun Retail ♦ Ratio is based on the historic demand of the Sun Retail and Powerdirect Queensland Mass Market customer bases ♦ Allocation ends when FACOM separation occurs (expected 30 June 2007) for the Queensland Mass Market customers of Sun Retail and Powerdirect
Transition Services Agreement	♦ Agreement between Energex and Powerdirect for provision of "business as usual" IT, call centre and FACOM services ♦ Ability for Powerdirect to terminate services early as it becomes self sufficient ♦ TSA cannot be terminated prior to FACOM separation ♦ Limited recourse to Energex for Energex defaults ♦ Expires 1 May 2008
Interim Co-ordination Agreement	♦ Interim use of system arrangement between Powerdirect and Energex until FRC ♦ Facilitates TSA and RAA arrangements

Further details of each of these agreements are set out in Section 9.

AGL expects to achieve full migration of Powerdirect's Mass Market customers to the Phoenix system by March 2008.

Powerdirect's SME customers are currently supported by dedicated Powerdirect systems (ie, they are not subject to the TSA arrangements) and will be migrated into the Phoenix system by 30 June 2010. As part of the SME customer business plan, these operations will remain separate for an extended period to promote the strong growth in this segment and support Powerdirect's current sales and service structure.

3.4.3 Restructuring and integration costs, cost savings and synergy benefits

AGL has provided for one-off costs relating to:

- restructuring the Powerdirect business to drive labour efficiencies and reduce non-labour direct costs; and
- integrating the Powerdirect customers into the Phoenix system. It is expected that migration to the Phoenix system will take place by mid 2009, with full integration of the SME customer business into the Phoenix system by mid 2010.

Integration costs to be incurred by AGL are estimated to total $31 million.

Table 4 Integration activities

Activity	Description
IT systems	♦ Data extraction and cleansing ♦ Transition of customers to Phoenix system ♦ Project Phoenix costs
Labour and associated costs	♦ Short term integration staffing and staffing to manage transition arrangements ♦ Redundancies and contractual retention payments
Other	♦ Rebranding and other integration costs

Source: AGL management

Table 5 Integration planning

Activity	Description
Approach	♦ Migrate residential customers into AGL platform by 31 March 2008 without delaying Project Phoenix ♦ Migrate SME customers into Phoenix system when growth reaches maturity
Operating costs	♦ TSA costs to 31 March 2008 (c.$19m p.a.) ♦ Post 1 April 2008 transition to Phoenix system operating cost profile by 1 July 2009 ♦ Additional labour and associated costs for small contestable business until SME customers incorporated onto Phoenix system
Integration implementation costs	♦ Integration costs including IT transition costs, redundancy costs and rebranding costs
Benefits from integration plan	♦ Use of existing Powerdirect systems positions AGL for QLD FRC on 1 July 2007 ♦ No delay to broader Project Phoenix strategy ♦ Significant reduction in operating costs per account

Source: AGL management estimates

3.5 Acquisition funding

The total purchase price for the Acquisition is $1,200 million. AGL is proposing to fund the Acquisition using the following sources of funds:

Table 6 Sources and uses

Sources		Uses	
	A$m		A$m
Offer	882	Acquisition of Powerdirect[1]	1,200
Share Purchase Plan	75		
Corporate Debt Facility[2,3]	269	Transaction expenses	26
Total	**1,226**	**Total**	**1,226**

Note:

1 Includes stamp duty

2 The amount being drawn under the Corporate Debt Facility will be increased to the extent the amount raised under the Share Purchase Plan is less than $75 million

3 There are no conditions precedent to drawdown under the Corporate Debt Facility.

3.6 Sale and purchase agreement

The Acquisition is the subject of a Sale and Purchase Agreement with the Queensland Government and Ergon Energy, the current owner of both Powerdirect Australia and Powerdirect Utility Services. Completion of the Acquisition is expected to occur on 1 March 2007 and is subject only to the release of Queensland Treasury Corporation from certain guarantee obligations provided to NEMMCO and contract counterparties on behalf of Powerdirect.

Further details of the Powerdirect Sale Agreement are set out in Section 9.

SECTION 4

Market/regulatory overview

4. Market/regulatory overview

This Section provides an overview of the Queensland electricity market. This is the primary market in which Powerdirect operates and is also the only market serviced by Powerdirect in which AGL did not, prior to the Acquisition, have substantial existing operations.

4.1 Introduction

Electricity consumption in Queensland (and particularly South East Queensland has experienced strong historical growth, a trend that is expected to continue into the future. Queensland has exhibited the highest population and housing growth rates in Australia which has driven strong growth in electricity consumption. A greater number of households and increased use of air conditioning have led to higher levels of peak demand and higher frequency of such demand during summer months.

While current Queensland generation capacity is expected to be sufficient to meet forecast peak electricity demand in the immediate future, MMA's forecasts suggest that an additional 950MW of generation capacity will be required in Queensland by 2012. The full text of the MMA Report is set out in Section 8.

4.2 Queensland electricity sector

4.2.1 Key drivers of electricity demand

Key drivers contributing to Queensland's strong growth in electricity demand include the following:

- economic growth;
- population growth;
- growth in number of residential dwellings; and
- growth in average household electricity consumption.

These drivers are discussed in further detail below.

4.2.1.1 Economic growth

Over the past decade, the Queensland economy has consistently outperformed the economies of other NEM states[9] and is forecast to continue to do so over the next five years. Strong global demand for Queensland's resource exports and high world commodity prices have encouraged strong growth in engineering, construction, mining and other trade related industries, and have supported continued business investment into Queensland.

Estimates of Gross State Product by ABS show that the Queensland economy grew by approximately 4.4% per annum between 2000 and 2006, compared with a rate of 2.8% per annum in other NEM states. According to MMA, economic growth forecasts show that Queensland is expected to remain strong at 3.8% per annum over the next five years compared with a rate of 2.7% per annum in other NEM states.

The following chart sets out historical and forecast economic growth by state, and shows that even though economic growth in Queensland is forecast to reduce slightly from historical levels, it is still expected to remain strong over the next five years relative to other NEM states.

[9] Statistical data relating to other NEM states is calculated on a weighted average basis

Figure 23 Economic growth, Queensland and other NEM states (annual % growth rate)



5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Growth rates (%pa)
Total QLD
VIC
NSW + ACT
SA
TAS
NEM
Historical (2000 - 2006)
Forecast (FY2007 - FY2012)

Source: Extracted from MMA Report (see Section 8 for full text of the MMA Report);
NIEIR 2006 NEM report (forecast); ABS, Australian National Accounts, State Accounts, Publication 5220.0, November 2005 (historical)

4.2.1.2 Population growth

Consistent with the trend in economic growth, Queensland has also exhibited strong population growth. Over the period 2000 – 2006, Queensland has experienced average population growth of 2.1% per annum compared with a rate of 1.2% per annum in other NEM states. Over the same period South East Queensland exhibited higher population growth of 2.4% per annum.

Although forecast to decline slightly over the next five years, the population growth rate in Queensland is expected to remain strong at 1.9% per annum compared with a rate of 1.0% per annum in other NEM states. Population growth in South East Queensland is also expected to remain the highest in NEM states over the next five years at 2.0% per annum.

The following chart sets out historical and forecast population growth in the NEM state.

Figure 24 Population growth, Queensland and other NEM states (annual % growth rate)


2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Growth rates (%pa)
SE QLD
Total QLD
VIC
NSW + ACT
SA
TAS
NEM
Historical (2000 - 2006)
Forecast (2007 - 2012)

Source: Extracted from MMA report (see Section 8 for full text of the MMA report;

South East Queensland: MMA estimates

Other NEM states: MMA estimates; ABS, "Australian Demographic Statistics", Publication No 3101, published December 2005; Transmission Planning Reports

4.2.1.3 Dwelling growth

Strong population growth has resulted in Queensland having higher growth in residential dwelling investment than other NEM states. In addition, the number of people per household has reduced over time leading to further growth in the number of residential dwellings. Average growth in residential dwellings for the period 2000–2006 was 2.6% per annum for Queensland and 2.7% per annum for South East Queensland, compared with a rate of 1.8% per annum in other NEM states.

The rate of growth in the number of residential dwellings in Queensland is forecast to decrease slightly over the period 2007–2012, but is still expected to remain the highest level of growth of all NEM states.

Figure 10 shows that between 2000 – 2006 Queensland and South East Queensland experienced higher growth in the number of dwellings than other NEM states, and that this trend is forecast to continue over the next five years with growth rates of approximately 2.3% per annum for Queensland and 2.2% per annum for South East Queensland, compared with a growth rate of 1.5% per annum in other NEM states.

Figure 25 **Growth in Number of Dwellings, Queensland and other NEM states (annual % growth rate)**



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Growth rates (%pa)
SE QLD
QLD
VIC
NSW + ACT
SA
TAS
NEM
Historical (2000 - 2006)
Forecast (2007 - 2012)

Source: Extracted from MMA report (see Section 8 for full text of the MMA report);
ABS, "Household and family projections Australia, 2001 to 2026", Publication No. 3236.0, June 2004

4.2.1.4 Growth in average household electricity consumption

According to MMA, a combination of strong economic growth and increasingly affluent households has given rise to increased average household consumption, with average household consumption in South East Queensland increasing by 1.7% per annum over the period 1999–2005[10] compared with a growth rate of 0.4% per annum in the NEM over the same period. South East Queensland's growth is primarily related to the increased use of air conditioning and other high energy use appliances combined with the increased frequency of usage of such appliances.

As outlined in the MMA Report, while average household consumption is expected to continue growing over the longer term, the forecast growth rate is expected to moderate somewhat compared with historical rates due to factors such as:

- air conditioning penetration approaching market saturation; and
- the Queensland Government's Sustainable Housing Initiative which requires new homes to be more energy efficient.

4.2.2 Impact on Queensland electricity consumption

The combination of the above electricity consumption drivers has produced the high levels of growth in Queensland electricity consumption, with South East Queensland being the fastest growing region in the state.

During the period 2000 - 2006, annual electricity consumption grew at approximately 4.3% per annum in South East Queensland and 2.9% per annum in the remainder of the State. This strong growth trend is set to continue with forecast electricity consumption over the next five years expected to grow at approximately 3.4% per annum in South East Queensland and 2.4% per annum in the remainder of the State. The following chart sets out historical and forecast electricity consumption in South East Queensland and the remainder of the State.

---

[10] Refers to growth in average usage per customer in the South East Queensland (Energex region) residential market (as outlined in the MMA report).

Figure 26 Total electricity delivered — Queensland and South East Queensland


Forecast CAGR
2007-2012
50,000
40,000
30,000
20,000
10,000
-
GWh
3.4%
2.4%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
Rest of Queensland
South East Queensland — Energex

Source: MMA estimates (see Section 8 for full text of the MMA Report)

4.2.3 Supply/demand balance

Queensland currently has approximately 10,000MW of installed generation capacity, approximately 8,000MW (or 80%) of which is base load. Given the anticipated growth in demand for electricity, MMA predicts that approximately 950MW of new generation capacity will be required by 2012 (in addition to already committed generation). Much of this will need to be met with peaking capacity due to the faster growing peak demand requirements. See Section 8 for full text of the MMA Report.

MMA's forecast supply-demand outlook for Queensland is set out in the chart below, and shows that, given the current planned generation profile, additional generation capacity will be required in 2010 to meet a maximum demand rate with a 50% probability of exceedance and additional capacity will be required in 2009 to meet a maximum demand rate with a 10% probability of exceedance.

Figure 27 Queensland summer demand supply outlook


12,000
10,000
8,000
6,000
sent out capacity (MW)
2005 2006 2007 2008 2009 2010 2011 2012
planned generation
committed generation
existing generation
10 POE peak demand
50 POE peak demand

Source: NEMMCO 2006 Statement of Opportunities

The following chart depicts the AFMA forward electricity contract curve by State for calendar years 2008-2011, which reflects industry participants' views on the cost of hedging their forward pricing exposure during this period of time. The chart illustrates that it is expected that Queensland's peak and off-peak forward prices will remain the lowest of all Eastern States. This view is

consistent with MMA's expectation that generation and transmission capacity will be sufficient to support Queensland's load requirements in the foreseeable future.

Figure 28 AFMA forward electricity contract prices



peak prices
70
60
50
40
A$
NSW
VIC
QLD
CY2008
CY2009
CY2010
CY2011
off-peak prices
30
25
20
A$
CY2008
CY2009
CY2010
CY2011

Source: AFMA forward electricity prices as at 31 January 2007

4.2.4 Regulatory environment

Currently the Australian electricity industry is regulated at both State and national levels. State and Territories regulate some or all of the following:

- distribution networks, retail licences, retail tariffs, and environmental standards; and
- eligibility and timetables for customer contestability.

The Queensland electricity industry is governed by a comprehensive legislative framework, which is currently undergoing a number of changes in preparation for the introduction of full retail competition ("FRC") on 1 July 2007, under which all retail electricity customers will be eligible to select their retailer of choice. A final draft of the revised *Electricity Industry Code* was released on 6 February 2007 setting out many of the new measures that will support the implementation of FRC.

Management believes that the key regulatory elements impacting Powerdirect are the introduction of FRC and maximum uniform tariff policy. These are discussed in further detail below.

4.2.4.1 Full Retail Competition

Consistent with the trend in other NEM States, larger I&C customers (i.e. those using 100MWh per annum or more) in Queensland have been progressively released for contestability over the past nine years. Customers have the option, but not the obligation, to elect to move from a tariff pricing structure onto market contracts.

In Queensland, electricity customers have historically been broadly divided into two groups:

- **I&C customers consuming greater than 100MWh per annum**
  - This customer base consists of both franchise and market contract customers. While all large I&C customers have been released for contestability, for a broad variety of reasons, many remain on franchise tariffs rather than electing to become contestable customers and entering into market contracts
- **Residential and SME customers consuming less than 100MWh per annum**
  - these customers are subject to tariff prices (see Section 4.2.4.2) and, in general, cannot currently choose their own electricity retailer
  - The Queensland Government has announced that it will introduce FRC for electricity and gas from 1 July 2007. On the introduction of FRC, all electricity customers who have not

previously been released for contestability (i.e. residential and SME customers) will be eligible to elect to become contestable and enter into market contracts. Accordingly, these customers will have the option, but not the obligation, to move from tariff pricing to market contracts with their retailer of choice

Under FRC, electricity retailers may experience churn as customers will be able to choose alternative electricity retailers ('churn out'). Likewise, electricity retailers will also be in a position to win customers from competing electricity retailers ('churn in').

4.2.4.2 Maximum uniform tariff ("MUT")

As outlined above, tariff pricing is currently applied to Mass Market customers and I&C customers who have not elected to move to a market contract.

The Queensland Government's MUT policy sets the maximum tariff that may be charged by Queensland electricity retailers to customers not yet on market contracts. Under the MUT, prices will be approved annually by the Queensland Minister for Mines and Energy with the MUT being escalated each year in accordance with the annual movement in the "Total Retail Cost Index". The Total Retail Cost Index will be determined by the Queensland Competition Authority (QCA) and will take account of changes in wholesale costs, network charges, retail costs and other costs that the QCA considers to be relevant.

It is expected that the MUT price for FY2008 will be approved by the Minister in June 2007.

The current MUT will form the basis for FY08 tariffs, by being escalated in accordance with the total Retail Cost Index determined for FY07.

SECTION 5

Description of Powerdirect

5. Description of Powerdirect

5.1 Overview

Powerdirect consists of four discrete businesses, as described below.

Table 7 Summary of Powerdirect[1]

Retail
Electricity retailing with: ◆ 431,800 franchise residential, rural and SME accounts in Queensland[2], and contestable residential accounts in other states[3] ◆ 3.4 TWh per annum load ◆ Located in South East Queensland region containing several growth corridors, particularly along the Bruce Highway to Caboolture, Maroochydore and Caloundra

Small contestable
Electricity retailing with: ◆ 37,800 SME contestable accounts[3] ◆ 1.3 TWh load ◆ Customers and sites in NSW, ACT, VIC, SA, and Queensland

Large customers / wholesale
Electricity retailing with: ◆ 3,600 customer accounts[4] covering contestable and franchise I&C customers ◆ 14.4 TWh load ◆ customers and sites in Queensland, NSW, ACT, VIC and SA

Power generation
Capacity from 4 power generation plants with combined capacity of 43MW ◆ Suncoast Gold Macadamia Nut project (1.5MW, 20 year PPA) ◆ Moranbah Gas (12 MW, 15 year tolling arrangement) ◆ Isis (25 MW, 20 year PPA) ◆ KR Castlemaine (4.5MW, 15 year energy supply arrangement)[5]

Notes:

1 Load figures for all segments are estimated for year to 30 June 2007 except for large customers which are as at January 2007

2 Retail franchise customer account numbers are based on premises as at 30 June 2007, just prior to FRC commencement

3 Contestable residential accounts and SME contestable accounts are at January 2007 and represent NMIs. Includes NMIs in transfer process

4 Estimated as at January 2007

5 The asset are not owned by Powerdirect but it has the rights to energy and green products produced by the assets

5.2 Retail

5.2.1 Powerdirect Retail customer base

Powerdirect's Retail electricity customer base comprises a portfolio of approximately 431,800 Mass Market customer accounts, comprising:

- 365,800 Queensland franchise residential and rural accounts;

- 30,400 Queensland franchise SME accounts; and
- 35,600 contestable residential accounts in other states.

The majority of the Powerdirect franchise customers reside in the high population growth region of South East Queensland, including northern Brisbane and along the Bruce Highway to Caboolture, Maroochydore and Caloundra.

Figure 29 Powerdirect Mass Market area of supply


N
Powerdirect Australia
Sun Retail

The composition of Powerdirect's retail electricity customer base by number of customer accounts and by consumption is provided below.

Figure 30 Electricity customer accounts by segment (000's)[1]


Franchise SME 30.4
Other residential 35.6
Total = 431.8
QLD residential and rural 365.8

Notes:
1 Retail franchise customer numbers are estimates as at 30 June 2007. Residential contestable account numbers are as at January 2007 and represent National Metering Identifiers.

Figure 31 Electricity customers—by consumption (TWh)[1]


Franchise SME 0.5
Other residential 0.3
Total = 3.4
QLD residential and rural 2.7

Notes:
1 Load figures for all segments are estimated for year to 30 June 2007

When FRC is introduced (which is expected to be on 1 July 2007), all Queensland Mass Market customers (i.e. residential and SME customers) will become contestable, including the Mass Market customers of Sun Retail and Ergon Energy (Queensland) Limited. These Mass Market customers will be able to select their retailer and/or choose to move from a regulated tariff to a market contract. Under the Queensland market rules, small customers (ie. customers consuming less than 100MWh per annum) who have entered into a market contract are permitted to revert to a regulated tariff on the expiry or termination of that market contract.

5.2.1.1 Expected growth

South East Queensland Mass Market customers are estimated to have higher average consumption per capita than Mass Market customers in other NEM States, which is due to relatively low gas penetration.

Queensland is also the fastest growing market in the NEM, with population, consumption per capita, dwelling, and economic growth rates well above the NEM average see section 4. The Powerdirect service area benefits from the high growth experienced in South East Queensland in particular, and contains several growth corridors, particularly along the Bruce Highway to Caboolture, Maroochydore and Caloundra. Electricity demand growth in South East Queensland is forecast to be 3.4% per annum for the next five years (see section 4).

AGL expects to benefit from the strong organic growth in the region and has a strategic plan to capture this growth.

5.2.1.2 Expected churn activity post FRC commencement

Including organic growth, AGL expects to acquire at least as many Mass Market customers as it loses through churn given that the Sun Retail franchise area represents a considerably larger customer base from which Powerdirect can win new customers. As Powerdirect's Mass Market customers are less geographically concentrated, it is anticipated that churn in the Powerdirect service area will be lower than churn in the Sun Retail franchise area. In addition to this lower churn position, AGL expects to benefit from the strong economic growth forecast in the South East Queensland region, providing strong organic growth opportunities.

Figure 32 Historic electricity churn rates – Queensland market churn expected to commence high and settle in long-term at about 15%


60%
50%
40%
30%
20%
10%
0%
annualised churn rates (%)
SA
VIC
NSW
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Source:

NEMMCO, ESCOSA and AGL data on Mass Market customer transfers. SA churn is inclusive of retention contracting

5.2.1.3 *Scale benefits and additional synergies*

The 431,800 strong customer account base will afford AGL the opportunity to achieve significant scale benefits, in addition to the cost savings expected from Project Phoenix. The migration of the existing Powerdirect Mass Market Queensland customers under the TSA to the Phoenix system is scheduled to occur in March 2008. Powerdirect's residential customers in NSW, Victoria and SA will be migrated onto AGL's billing platform by June 2008.

The transition onto the Phoenix system, combined with the scale benefits derived from the Acquisition is expected to reduce AGL's average cost per account significantly below the current levels of around $91 (see section 3).

5.2.1.4 *Dual fuel opportunities*

With its acquisition of Sun Gas on 1 February 2007, AGL is in a position to market dual fuel products to its approximately 70,800 Sun Gas customers located in the Sun Retail franchise area and to the Origin Energy gas customers located in the Powerdirect service area.

5.3 Small contestable business

The small contestable customer business comprises 37,800 contestable SME customer accounts spread across NSW (including ACT), VIC and SA. Strong growth is expected from winning customers in the Sun Retail franchise area in Queensland when FRC commences.

Powerdirect's small contestable business is based on the former Australian Energy business acquired by Ergon Energy in April 2006 and is centred on an SME focused business model which provides business customers with tailored products and service levels best suited to their needs. The Directors believe that Powerdirect has been successful in targeting customers that benefit from moving to "time of use" tariff, offering lower tariffs to customers that require electricity outside of peak periods as there is an associated lower cost of supply.

Management has built an operational platform with highly trained staff, sales and marketing campaigns and IT systems to continue to capitalise on growth opportunities in this SME segment.

5.3.1.1 *Business model*

Powerdirect's small contestable customer business provides AGL with a market ready entry platform. Success has largely been achieved through:

- Strong understanding of SME value drivers;
- Effective channel management;
- Highly developed sales processes;
- Purpose built billing system;
- An entrepreneurial management team; and
- Targeting customers that benefit from moving off regulated tariffs.

Powerdirect's small contestable business model complements AGL's strength in residential Mass Market customer retailing. To preserve the business model and provide the maximum opportunity for success, the small contestable business will be kept operationally separate during the initial growth period to capitalise on its core competencies and to allow it to continue to follow its current strategy. When the business reaches maturity, presently anticipated to be in 2010, it will be integrated into the Phoenix system and benefit fully from the lower AGL cost base.

5.4 Large customer / wholesale business

The large customer / wholesale business is a key supplier of electricity to large I&C customers across the NEM. The current customer load is 14.4[11] TWh per annum spread as follows:

- 8.8 TWh Queensland load (8.4 TWh contestable, 0.4 TWh franchise)
- 3.5 TWh NSW contestable load
- 1.7 TWh Victoria contestable load
- 0.4 TWh South Australia contestable load

This load compares to AGL Energy's existing total load of approximately 21.7 TWh per annum.

Although all I&C customers are currently contestable, some Queensland I&C customers have chosen to remain on MUT pricing rather than entering into market contracts. Within the Powerdirect business, these franchise I&C customers will account for 0.4 TWh in FY2007.

Figure 33 Electricity customers accounts by segment ('000)


SA
0.2
VIC
0.6
NSW
0.4
QLD
2.4
Total = 3.6

Figure 34 Electricity customers by consumption (TWh)


SA
0.4
VIC
1.7
NSW
3.5
QLD
8.8
Total = 14.4

5.4.1 Portfolio benefits

Electricity consumption by Mass Market customers and I&C customers often peaks at different times during the day. As with other States where AGL has load in both of these segments, Queensland Mass Market customer and I&C customer load profiles give rise to diversity benefits through the aggregation of those customer loads. The overlay of a large flat I&C customer load on a peakier Mass Market customer load has the effect of reducing relative volatility in the entire Queensland portfolio and thereby reducing the cost of hedging.

The effect of acquiring a business with large scale load presence across several states gives rise to geographic interstate diversity benefits. This results from the low/moderate correlation in extreme temperature conditions across the major cities (particularly in summer) which reduces the need to purchase peak period hedge contracts for a national portfolio compared to the standalone case.

In addition, the earnings risks associated with low electricity sales from mild weather are reduced due to temperature diversity across different States.

The combined effect of both benefits realises significant value across the AGL portfolio.

[11] As at January 2007

5.4.2 Electricity hedging arrangements

Historically, Powerdirect (under each of its previous ownership structures) has managed its electricity pool price risk through the use of electricity hedges, including over-the-counter derivatives, futures and structured products. It is intended that Powerdirect's portfolio of wholesale electricity hedging contracts will be integrated with AGL's existing national hedge portfolio.

Powerdirect's wholesale position is substantially hedged until June 2007. Some residual exposure exists thereafter but it is considered manageable and within risk tolerances. AGL has further mitigated this risk through the acquisition of hedge cover for 2008 to 2010. AGL will secure additional cover to hedge Powerdirect's expected electricity demand. Once integrated into AGL's existing hedging portfolio:

- AGL will manage Powerdirect's hedging position to ensure it is aligned with AGL's strict hedging policy; and
- AGL's strict earning at risk limits will apply.

In addition to financial hedging arrangements to manage exposure to wholesale prices, AGL intends to leverage its vertical integration strategy through greenfield gas and renewables generation development. AGL has a long term strategy to own generation assets in Queensland which will assist in the management of this load in the future.

5.5 Power generation business

Powerdirect Utility Services owns three generation plants and has rights to one other in Queensland with a combined capacity of 43MW. All plants are covered by long term PPAs or tolling agreements and have in place long term fuel supply arrangements. Two of the plants use biomass as a principal source of fuel.

The power generation business will provide AGL with access to this growing and important technology and enhance its portfolio of renewable generation assets. The Directors consider that development in this market segment will also help mitigate any future impost coming from a carbon constrained environment. Powerdirect Utility Services contains the following stable of projects:

- Moranbah Gas Project – 12MW gas fired power plant, developed in two stages, with commissioning for each stage in October 2004 and April 2005. The project is covered by a 15 year tolling agreement. Gas is supplied to the plant via a supply agreement with AGL and CH4 Pty Ltd, who are also the principal offtakers;
- Isis Project – 25MW cogeneration plant, commissioned in June 2006. The project is covered by a 20 year PPA. The plant generates electricity from steam supplied by the Isis Central Sugar Mill, primarily using bagasse as fuel. The project had experienced blade failures during commissioning which are currently being rectified by the supplier under warranty;
- Suncoast Gold Project – 1.5MW cogeneration plant, commissioned in October 2003. The project is covered by a 20 year tolling arrangement. The plant is fuelled by nut shells supplied by Suncoast Gold Macadamias (Australia) Ltd; and
- KR Castlemaine – 4.5MW cogeneration plant, commissioned in November 2006 and operated by DDC Energy Services Pty Limited. The project, located on the site of the KR Castlemaine Foods Pty Ltd ("KR Castlemaine") abattoir, is covered by a 15 year energy supply agreement. The plant is fuelled by gas purchased from Origin. KR Castlemaine has advised that it will be relocating its smallgoods production from Toowoomba during 2007 and will concurrently be seeking to sell its abattoir. The impact of this change is still being assessed by Powerdirect and is not expected to be material (Powerdirect does not own the relevant generation facility and is therefore largely insulated from stranded asset risk).

Figure 35 Location of generation assets



Moranbah Gas Project
• 12 MW gas fired power
Isis Project
• 25 MW cogeneration plant
Suncoast Gold Project
• 1.5 MW cogeneration plant
KR Castlemaine Project
• 4.5 MW gas fired cogeneration
Mackay
Rockhampton
Maryborough
Brisbane

SECTION 6

Financial Information

6. Financial Information

6.1 Overview

This Section contains pro forma financial information of the combined businesses of AGL, Sun Gas and Powerdirect, and comprises the:

- Pro forma Income Statement of AGL for the half year ended 31 December 2006 prior to the impact of Sun Gas and Powerdirect;
- Balance Sheet of AGL as at 31 December 2006 prior to the impact of the acquisition of Sun Gas and Powerdirect, and the funding thereof ;
- A pro forma combined balance sheet adjusted to reflect the anticipated impacts of:
  - the acquisition of Sun Gas ("Sun Gas Fair Value Balance Sheet") and the acquisition of Powerdirect ("Powerdirect Fair Value Balance Sheet") ("Pro Forma Acquisition Adjustments"); and
  - the funding of the acquisitions of Sun Gas and Powerdirect through the Offer and the draw down of debt ("Pro Forma Funding Adjustments")

  assuming such transactions had occurred as at 31 December 2006 ("Pro Forma Combined Balance Sheet");

The pro forma financial information has been prepared in order to provide investors with an indication of the potential impact of the acquisitions on the financial position and net debt of AGL Companies. The pro forma financial information does not illustrate the financial position that would have been in place had the acquisitions occurred at 31 December 2006, nor does it illustrate the financial position that will be in place upon completion of the acquisitions principally because:

- the assets and liabilities of Sun Gas and Powerdirect to be acquired will be those in existence as at the date of transaction completion, which is expected to occur in February 2007 and March 2007 respectively; and
- the determination of the fair value of the assets and liabilities acquired, including intangible assets, will need to be finalised. As discussed at Section 6.3.2, the valuation of assets, in particular intangible assets, can be a complex and time consuming exercise that will need to be completed by AGL post transaction. For the purpose of preparing the Pro Forma Combined Balance Sheet, the unaudited book values of Sun Gas and Powerdirect assets and liabilities have been used. These values have then been provisionally restated to their estimated fair value by AGL management.

It is not expected that the financial position of AGL upon completion of the acquisitions will be materially different to the Pro Forma Combined Balance Sheet presented in this Prospectus.

The pro forma historical financial information presented does not include any historical financial information in relation to the earnings and cash flows of Sun Gas and Powerdirect as the Directors believe that the significant structural and operations changes proposed to the Sun Gas and Powerdirect businesses render the limited unaudited historical financial information made available to AGL by Queensland Treasury during the sale process to be potentially misleading to potential investors.

Under section 712 of the Corporations Act, the half yearly results announcement released by the Company on 19 February 2007 are incorporated into this Prospectus by virtue of their having been filed with ASIC. This announcement contains detailed information about the Company's financial performance and financial position for the half year to 31 December 2006, including the balance sheet, profit and loss statement and cash flow statements.

6.2 Basis of preparation

The pro forma financial information that is presented in this Section has been prepared in accordance with the measurement and recognition principles of A-IFRS.

The pro forma financial information is presented in an abbreviated form and does not comply with all the presentation and disclosure requirements of A-IFRS and the Corporations Act.

6.3 Pro Forma Balance Sheets

Table 8 below sets out the AGL Companies Balance Sheet and Pro Forma Combined Balance Sheet.

The AGL Companies Balance Sheet has been extracted from the AGL Appendix 4D for the half year ended 31 December 2006. This information has not been subject to audit but was reviewed by Deloitte Touche Tohmatsu. The Pro Forma Combined Balance Sheet has been prepared using the same accounting policies as disclosed in the AGL Appendix 4D for the half year ended 31 December 2006.

The Pro Forma Acquisition Adjustments were compiled by AGL management based on limited unaudited financial information made available to AGL by Queensland Treasury during the Sun Gas and Powerdirect sale processes. Refer to Section 7 of the Prospectus for risks associated with this information.

The Pro Forma Funding Adjustments were prepared by AGL management based on the terms of the Offer and expected drawdown of debt under existing debt facilities.

The Pro Forma Combined Balance Sheet does not reflect the proposed acquisition of a 27.5% interest in QGC (refer to Section 2.2.4.2 of the Prospectus) or the proposed acquisition of the Torrens Island Power Station and the sale of the Hallet Power Station. These transactions have been excluded from the Pro Forma Combined Balance Sheet on the basis that they are subject to the approval of the QGC shareholders and the ACCC respectively.

Table 8 **Summary Pro Forma Balance Sheets as at 31 December 2006**

$ million	AGL Companies Balance Sheet	Sun Gas Fair Value Balance Sheet[12]	Powerdirect Fair Value Balance Sheet[13]	Pro Forma Combined Balance Sheet
Current Assets				
Cash and cash equivalents	146.6	-	-	146.6
Trade and other receivables	829.9	29.4	187.9	1,047.2
Inventories	21.8	0.1	-	21.9
Other financial assets	378.4	-	-	378.4
Other assets	10.0	-	24.1	34.1
Total Current Assets	**1,386.7**	**29.5**	**212.0**	**1,628.2**
Non-Current Assets				
Trade and other receivables	0.4	-	-	0.4
Investments accounted for using the equity method	341.2	-	-	341.2
Exploration and evaluation assets	65.9	-	-	65.9
Oil and gas assets	552.8	-	-	552.8
Property, plant and equipment	1,133.4	2.2	39.1	1,174.7
Intangible assets	2,114.7	69.4	1,088.8	3,272.9
Other financial assets	424.0	-	92.8	516.8
Other assets	21.5	-	-	21.5

[12] Reflects the acquisition of Sun Gas and the funding of this acquisition by means of the drawdown of debt.

[13] Reflects the acquisition of Powerdirect and the funding of this acquisition by means of the Offer $921.1 million (comprising gross proceeds of $936.0 million from the Offer less transaction costs of $14.9 million (after tax)) and the drawdown of debt of $291.0 million

$ million	AGL Companies Balance Sheet	Sun Gas Fair Value Balance Sheet[12]	Powerdirect Fair Value Balance Sheet[13]	Pro Forma Combined Balance Sheet
Total Non-Current Assets	4,653.9	71.6	1,220.7	5,946.2
Total Assets	6,040.6	101.1	1,432.7	7,574.4
Current Liabilities				
Trade and other payables	485.7	15.6	145.6	647.0
Borrowings	317.4	-	-	317.4
Provisions	24.8	0.2	6.0	31.0
Current tax payables	32.6	-	-	32.6
Other financial liabilities	372.3	-	13.1	385.4
Other liabilities	0.8	-	48.2	49.0
Total Current Liabilities	1,233.6	15.8	212.9	1,462.4
Non-Current Liabilities				
Trade and other payables	0.0	5.6	0.7	6.3
Borrowings	1,403.1	79.5	291.0	1,773.6
Provisions	27.0	0.2	1.2	28.4
Other financial liabilities	40.1	-	9.3	49.4
Deferred tax liabilities	180.5	-	(6.3)	174.2
Other liabilities	21.0	-	2.8	23.7
Total Non-Current Liabilities	1,671.7	85.3	298.7	2,055.6
Total Liabilities	2,905.3	101.1	511.6	3,518.0
Net Assets	3,135.3	-	921.1	4,056.4
Equity				
Issued capital	2,924.0	-	921.1	3,845.1
Reserves	46.9	-	-	46.9
Retained earnings	164.4	-	-	164.4
Total Equity	3,135.3	-	921.1	4,056.4

6.3.1 Description of material adjustments

The pro forma adjustments made to the AGL Companies balance sheet as at 31 December 2006 (extracted from the Appendix 4D for the half year ended 31 December 2006) in preparation of the Pro Forma Combined Balance Sheet, are summarised below:

6.3.1.1 Pro Forma Acquisition Adjustments

- The acquisition of Sun Gas for an initial purchase consideration of $75 million, plus direct costs incurred in consummating the acquisition of $1.9 million, and an estimate of the working capital adjustment of $2.6 million resulting in a total cost of acquisition of $79.5 million.
- The acquisition of Powerdirect for total purchase consideration of $1,200 million, plus direct costs incurred in consummating the acquisition of $6 million, resulting in a total cost of acquisition of $1,206 million.
- The assumed acquisition and consolidation of the unaudited balance sheet of Powerdirect as at 31 December 2006 increased AGL's net assets by $921.1 million, including the recognition of intangible assets (including goodwill) of $1,088.8 million.
- The actual nature and quantum of identifiable intangible assets and residual goodwill to be recognised in AGL Companies' financial statements will be determined with reference to the fair value of all assets, liabilities and contingent liabilities acquired at the date of transaction completion. A formal analysis of the fair value of the net assets acquired will be performed post transaction completion, and will assess the value of all assets, liabilities and contingent liabilities acquired. Any adjustment to these fair values will likely have an equal and opposite impact on goodwill recorded on the acquisition of Sun Gas and Powerdirect. Accordingly, any such adjustments will likely have no impact on the aggregate net assets of AGL but could have

an impact on any potential amortisation charges in future financial periods. A description of the nature of potential intangible assets which may be identified is set out in Section 6.3.2.

6.3.1.2 Pro Forma Funding Adjustments

- The issue of 56,555,000 New Shares at an assumed price of $16.55 per New Share under the Offer, raising gross proceeds of $936 million. Upon completion of the Offer, AGL will have 433,555,467 Shares on issue.
- The draw down of $291 million of debt under existing debt facilities.
- The payment of transaction costs directly related to the Offer of $21 million (before tax), recorded as an offset against the amount of equity raised

As noted in Section 1.8, AGL intends to provide AGL Shareholders with an opportunity to participate in an offer to acquire shares under a Share Purchase Plan. The Share Purchase Plan offer, which is yet to be made to AGL Shareholders, is not the subject of this Prospectus and accordingly has not been reflected in the Pro Forma Combined Balance Sheet.

Upon completion of the Share Purchase Plan offer, net proceeds raised will be a further source of funding for the Powerdirect Acquisition, and will reduce the debt drawn under the Corporate Debt Facility at transaction completion.

6.3.2 Acquisition accounting

Provisional fair values of Sun Gas and Powerdirect net assets at 1 February 2007 and 1 March 2007 respectively have been used for the purpose of preparing the Pro Forma Combined Balance Sheet. Under the Australian accounting standard AASB 3 Business Combinations, all of the Sun Gas and Powerdirect identifiable assets, liabilities and contingent liabilities, including intangible assets, will need to be identified and recorded at fair value. The purchase price will then be allocated to the fair value of these assets, liabilities, and contingent liabilities with any residual allocated to goodwill.

The identification and valuation of such assets can be a complex and time-consuming process that may require specialist skills and detailed information about the businesses acquired, which currently is not available to AGL. In addition, each of the identifiable intangibles acquired may have a limited life and must be amortised over that life in contrast to goodwill, which is not amortised under A-IFRS. The identification and valuation process will therefore be undertaken after the acquisitions of Sun Gas and Powerdirect complete.

The types of intangible assets that may be acquired as part of the acquisitions of Sun Gas and Powerdirect are set out below. These examples are not intended to be exhaustive:

- customer contracts
- customer lists
- supplier contracts
- computer software and technology

The final determination of the fair value of assets, liabilities and contingent liabilities acquired may significantly vary the carrying value of the assets and liabilities acquired. The amortisation/depreciation of certain assets may impact the profitability of the business going forward.

6.4 Pro Forma Income Statement (excluding Powerdirect and Sun Gas)

The controlled entities of AGL as at 31 December 2006 were acquired by the Company at various dates prior to the completion of the demerger transaction on 25 October 2006. Therefore, the statutory results for the half year ended 31 December 2006 are not representative of what the reported results would have been if the controlled entities had been held by the Company for the

entire half year period. The following pro forma Income Statement presents the results of the Company and its subsidiaries as if these subsidiaries had formed part of the group for the entire half year ended 31 December 2006.

Table 9 **AGL Pro Forma Income Statement for the half year ending 31 December 2006[1]**

6 months to	Pro forma December 2006 (millions)
Revenue	2,224.4
Expenses	(1,810.3)
EBITDA[3],[4]	414.1
EBIT	
- Retail (Table 10)	136.6
- Merchant (Table 11)	200.1
- Energy Investments	35.2
- Corporate	(44.9)
Total EBIT[3],[4]	327.1
Finance costs[5]	(28.1)
Tax expense[6]	(101.6)
Profit after income tax	197.4
Less: significant items[7]	(62.6)
NPAT (pro forma)	134.8
Underlying basic EPS[8]	31.6c
Underlying basic EPS pre significant items	46.2c
Interim dividend per share[9]	9.5c
Franking	100%

6.4.1 Pro forma Income Statement Adjustments

(1) The AGL statutory result (as per ASX Appendix 4D) for the six months ended 31 December only reflect subsidiary companies in the AGL Group during that six month period. Not all of these subsidiaries were in AGL for the full six month period (refer Note 13 statutory accounts per ASX Appendix 4D) as they were transitioning in at varying dates in preparation for demerger. Accordingly and where applicable pro forma (interim) numbers for the six months ended 31 December 2006 have been detailed in this table.

(2) AGL in the half year ending 31 December 2006 and going forward, has elected to report financial results externally as it reports and manages its business internally. Accordingly the numbers reported in this presentation are on the same basis as reported in the Old AGL Scheme Booklet (dated 29 August 2006) with regard transfer pricing for wholesale energy costs between the merchant energy and retail energy business units. Under these transfer pricing arrangements the benefit flowing from AGL's gas and electricity trading activities are retained in the merchant energy business unit. The transfer pricing methodology previously adopted by The Australian Gas Light Company (i.e. Old AGL) in its external profit reporting to market and as detailed in the 'management vs statutory reconciliations/commentary' in the demerger scheme booklet release presentation (29 August 2006) and in the supplementary scheme booklet (dated 21 September 2006) is now redundant.

(3) Excluding significant items (refer to note 7)

(4) Includes corporate costs calculated by aggregating the actual corporate costs post demerger to 31 December 2006 and corporate costs calculated by allocating 70% to AGL and 30% to Old AGL from 1 July 2006 to the date of the demerger as set out in the Old AGL Scheme Booklet dated 29 August 2006

(5) Finance costs are calculated by combing the actual interest expense post demerger to 31 December 2006 ($20.3 million) with the additional scheme booklet interest from 1 July to demerger (7.8 million).

(6) Tax expense is calculated as 29% of EBIT for all business units with the exception of PNG which is 55%

(7) Significant items comprise:

Demerger/ Merger costs		$70.5m
Redundancy/ Restructuring cost		$12.7m
PNG FEED costs		$6.0m
Significant items before tax		$89.2m
Less applicable tax		$(26.6)m
Significant items after tax	$62.6m	

(8) The weighted average number of ordinary shares used to calculate underlying basic EPS is 427.2 million. This weighted number of ordinary shares was calculated by reference to the number of shares on issue by The Australian Gas Light Company up to the demerger date and the number of shares on issue by AGL post demerger.

(9) The Directors have declared an interim dividend of 9.5 cents per share for the half year, franked to 100%. This dividend relates to earnings of AGL Energy Limited for the period 26 October 2006 until 31 December 2006. A dividend of 25.5 cents per share was paid by the Australian Gas Light Company on 23 October 2006 in respect to earnings of The Australian Gas Light Company for the period 1 July 2006 to 25 October 2006. The record date to determine Shareholders' entitlements to the interim dividend is 9 March 2007 with payment on 22 March 2007. Shares will commence trading ex-dividend to the interim dividend on 5 March 2006.

6.4.2 AGL Retail Energy and Merchant Pro Forma Income Statements

Table 10 **Retail Energy – Pro Forma Income Statement (excluding significant items)**

AGL's retail energy business is responsible for serving and AGL's downstream gas and electricity markets. Retail Energy currently services residential, small business and commercial customers across New South Wales, Victoria, South Australia and Queensland, and customers in ACT and Western Australia through joint venture arrangements.

The table below presents the pro forma results of AGL's retail energy business for the half years ended 31 December 2006 and 2005 respectively:

6 months to	Pro Forma December 2006 $m	Pro Forma December 2005 $m	Change (%)
Revenue	1,697.4	1,714.3	(1.0)
Expenses[14]	(1,556.0)	(1,593.3)	(2.3)
EBITDA	141.4	121.0	16.9
D&A	(4.8)	(5.6)	
EBIT	136.6	115.4	18.4
EBIT / Sales %	8.0	6.7	

[14] The half year period ending 31 December 2005 has been adjusted to exclude corporate head office charges for which there is no equivalent charge in the half year ending 31 December 2006.

Table 11 **Merchant Energy – Pro Forma Income Statements (excluding significant items)**

AGL's merchant energy business involves power generation, electricity trading and hedging, upstream gas and oil production, gas trading, managing a portfolio of gas supply and transmission contracts as well as providing services to major and commercial customers.

The table below presents the pro forma results of AGL's merchant energy business for the half years ended 31 December 2006 and 2005 respectively

6 months to[15]	Pro Forma December 2006 $m	Pro Forma December 2005 $m	Change (%)
Wholesale Energy and Power Generation			
- Wholesale Electricity	38.2	45.9	(16.8)
- Generation Assets[16]	37.5	17.9	110.7
- Hydro	26.5	1.8	n/a
- GEAC	16.5	6.8	142.6
- Wholesale Gas	33.6	25.1	33.9
- Energy Services	5.4	3.6	50.0
- Sundry	(2.9)	(5.4)	(46.3)
Upstream Gas			
- PNG	100.7	-	n/a
- CSM	6.1	0.6	n/a
- HC Extractions	4.0	5.1	(21.6)
- Gas Dev HO	(0.9)	(0.9)	n/a
EBITDA	264.7	100.4	163.6
D&A	(65.9)	(10.6)	
Fair value	1.3	6.5	
EBIT	200.1	96.3	107.8

6.4.3 Other Pro Forma key information

The following tables provide further information relevant to the performance of AGL for the periods ending 31 December 2006 and 2005 respectively.

[15] Segments are based on AGL's internal management structure

[16] includes $20.5m Hallett Wind Farm development fee

Table 12 Retail Energy - Key performance measures

6 months to	Pro Forma December 2006 $m	December 2005 $m	Change (%)
Electricity			
Volume (GWh)	10,422	10,970	(5.0%)
Mass Market accounts ('000)	1,385	1,451	(4.5%)
Revenue ($m) Mass Market (57%) and C&I (43%)	1,009	1,070	(5.8%)
Gross Margin			
Mass Market	104.4	89.7	16.4%
Commercial & Industrial	13.9	18.6	(25.3%)
Total Gross Margin ($m)	118.3	108.3	9.2%
Gross Margin %	11.7%	10.1%	
Gas			
Volume (PJ)	76.9	70.1	9.7%
Mass Market accounts ('000)	1,323	1,340	(1.3%)
Revenue ($m) Mass Market (71%) and C&I (29%)	664	622	6.8%
Gross Margin ($m)			
Mass Market	102.0	91.0	12.1%
Commercial & Industrial	12.9	15.6	(17.7%)
Total Gross Margin ($m)	114.8	106.6	7.7%
Gross Margin %	17.3%	17.1%	

Table 13 Retail Energy - Key performance measures by state

	Electricity		Gas	
6 months to	December 2006 (GWh)	December 2005 (GWh)	December 2006 (PJ)	December 2005 (PJ)
Mass Market				
- Victoria	2,174	2,389	18.9	19.0
- South Australia	1,178	1,974	0.8	0.6
- New South Wales	794	549	14.6	14.5
Total	**4,686**	**4,913**	**34.2**	**34.1**
C&I				
- Victoria	2,308	2,365	13.8	14.1
- South Australia	1,306	1,506	3.6	3.1
- New South Wales	1,797	1,875	25.3	18.8
- Queensland	324	311		
Total	**5,736**	**6,057**	**42.7**	**36.0**

Table 14 Retail Energy – market share (6 months to Dec 2006)

		Gas	Electricity	Dual Fuel	Market share	Product/ customer
Victoria	Customer accounts	(17,762) to 492,980	(31,900) to 673,512	(9,590) to 733,296	29% Jun 06: 30%	1.46 Jun 06: 1.44
	Market churn rate	26.8% Jun 06: 22.1%	26.1% Jun 06: 24.2%			
South Australia	Customer accounts	+7,270 to 60,045	-31,956 to 502,228	+13,738 to 107,558	50% Jun 06: 52%	1.11 Jun 06: 1.09
	Market churn rate	26.2% Jun 06: 27.5%	25.6% Jun 06: 20.9%			
New South Wales	Customer accounts	(4,970) to 769,791	+20,142 to 208,907	+13,220 to 273,150	24% Jun 06: 24%	1.16 Jun 06: 1.16
	Market churn rate	4.2% Jun 06: 4.1%	12.0% Jun 06: 9.5%			
	Total accounts	(15,462) to 1,322,816	(43,714) to 1,384,647	+17,368 to 1,114,4004	29% Jun 06: 30%	1.26 Jun 06: 1.25

Table 15 Merchant – wholesale electricity measures

6 months to	December 2006 $m	December 2005 $m
Volumes sold (to Retail Energy)		
- Victoria	4,482	4,754
- South Australia	2,590	2,423
- New South Wales	3,025	3,480
- Queensland	324	311
Total sold volumes (excl ACTEW)	**10,422**	**10,970**
Purchased volume - ACTEW	1,202	1,257

Table 16 Merchant – wholesale electricity generation volumes and prices

	Volumes		Prices	
6 months to	December 2006 (GWh)	December 2005 (GWh)	December 2006 ($/MWh)[1]	December 2005 ($/MWh)[1]
Hallett	21	6	159	295
Somerton	23	3	137	283
Kiewa Scheme	38	229	109	50
Dartmouth scheme	438	17	34	183
Eildon	30	28	40	107
Rubicon	14	31	34	28
NSW Scheme	59	53	29	41
Total weighted average	**623**	**367**	**47**	**64**

1 Based on average prices for period 1 July 2006 – 31 December 2006 and 2005 respectively

Table 17 Merchant – wholesale gas metrics

6 months to	December 2006	December 2005
Volumes sold (PJ)		
- Victoria	32.7	33.0
- New South Wales	39.8	38.6
- South Australia	4.4	3.7
- Wholesale customers	18.1	23.0
Total volumes	**95.0**	**98.3**
Degree Days		
- Victoria	716	619
- New South Wales	306	297
- Queensland	549	552

Table 18 Merchant – PNG Metrics

6 months to	December 2006
Liftings (kbbl)	1,403
Production (kbbl)	1,235
Inventory (kbbl)	19
Post – hedge price US$/bbl	69.26
Production Cost (A$/bbl)	
Operating (cash) expenses	14.75
D&A	31.44
Exchange rate (EBIT YTD)	0.76
Effective tax rate	55.0%

6.5 Acquisition multiples and underlying assumptions

6.5.1 Estimated acquisition multiples

AGL estimates that the purchase price reflects an EBITDA multiple of 14.6x in 2007/08 and 9.8x in 2008/09 (the first year after the TSA).

The valuation attributed by AGL to each of the underlying businesses is detailed in the table below.

Table 19 Summary of valuation

	Retail	Small contestable	Large customers / wholesale	Power generation	Powerdirect – total
Amount[1]	$570 million	$265 million	$295 million	$70 million	$1,200 million
Valuation metric[2]	$1,300 per customer account 9-10x EBITDA	23-24x EBITDA (pre integration in AGL's cost structure)	6-7x EBITDA	8-9x EBITDA	9.8x EBITDA

1 Represents the valuation attributed to each of the businesses by AGL

2 EBITDA multiples are based on purchase price allocated to estimated EBITDA for 2008/09 for each of the businesses, which is the first financial year under AGL's cost structure for retail, large customers and wholesale, and power generation. Small contestable business is expected to move to AGL's cost structure in 2010/11

Key assumptions regarding Powerdirect used to calculate the estimated purchase price to EBITDA multiples for 2007/08 and 2008/09 are set out below. This information is intended to assist investors in assessing the reasonableness and likelihood of the assumptions occurring and is not a representation that the assumptions will occur. Potential investors should be aware that the timing of actual events and the magnitude of their impact might differ from that assumed in preparing this information, and that this may have a positive or negative impact on Powerdirect's EBITDA, and hence AGL's financial performance. Investors are advised to review the key assumptions in this section in conjunction with the sensitivity analysis in Section 6.4.4 and the Risks identified in section 7.

Operating cost synergies and portfolio benefits have been included in estimating the acquisition multiples and reflect an incremental acquisition of Powerdirect by AGL.

6.5.2 General assumptions

The AGL directors have made the following general assumptions:

- An average increase in the Consumer Price Index of 2.5%;
- No significant changes in legislation, regulatory requirements or government policy, or the political or environment in Australia in which Powerdirect operates;
- No significant industrial, contractual, competitive or political disturbances impacting Powerdirect and the continuity of its operations; and
- No significant change in the competitive landscape of the energy industry in which Powerdirect will have an interest.

6.5.3 Business specific assumptions

6.5.3.1 Retail

Assumptions for the Retail business are for Queensland franchise accounts unless otherwise stated.

Market churn rate

Market churn rate is assumed to be 20% and takes into consideration available headroom in the current regulatory tariffs, the anticipated impact of full retail contestability and the current market churn levels experienced in other markets. Refer to Figure 32 for recent market churn levels in other relevant NEM markets (NSW, South Australia and Victoria)

Market customer growth

Residential customer numbers in the Energex region, where Powerdirect's customers are located, are assumed to grow at 2.1% per annum. This assumption is consistent with conclusions set out in Section 5.3 of MMA Expert Report

AGL customer market share

AGL's market share is assumed to be maintained at approximately 32% reflecting, amongst other things, the anticipated market churn rate (see above) and AGL's expected ability to win new customers based on experience in other NEM states.

Average customer consumption

Average consumption per customer is assumed to grow at 0.7% p.a. This assumption is consistent with the conclusions set out in Section 5.3 of MMA Expert Report.

Customer tariffs

Existing customers are charged the regulated tariffs (described as the Maximum Uniform Tariff) and are based on the published regulatory tariffs applicable to June 2007 and escalated as per the framework set out in the Benchmark Retail Price Index as described in the Electricity and Other Legislation Amendment Act 2006 (which has been passed but not yet proclaimed). The most significant components of the Benchmark Retail Price Index are transmission and distribution charges. Estimates of increases in transmission charges have been based on capital expenditure proposals made by Powerlink to the Australian Energy Regulator (ACCC). Estimates for increases in distribution costs have been based on aggregate network charges for Queensland as outlined in the Queensland Competition Authority Final Determination in 2005 and Energex's application for additional capital expenditure in 2006. Refer to Section 4 for further details in relation to the applicable regulatory framework.

Customers won "churn in" by AGL are estimated to be charged a discount to the regulated price and reflects AGL's experience of applicable discounts provided in other NEM markets.

Operating costs

Operating costs are based on the Transition Services Agreement ("TSA") between Energex and Powerdirect which provides for the provision of "business as usual" IT, call centre and billing services and until March 2008. Refer to Section 3.4.1 for the further details relating to the TSA.

After March 2008, the retail customers are assumed to be fully migrated onto AGL's national retail platform as part of Project Phoenix. The operating cost to serve these customers post migration is expected to be less than AGL's previously disclosed target of $68 per account reflecting the scale benefits of spreading AGL's total fixed costs across a larger customer base as a result of the Acquisition which is expected to reduce AGL's cost per account by approximately 4%. Refer to Section 2.2.3 for a description of Project Phoenix and Figure 18 for an illustrative diagram of AGL's expected operating costs per account post the Acquisition.

Contestable residential customers outside of Queensland - customer retention and margins

AGL has made assumptions about customer margins are based on AGL's experience in other NEM markets. No growth is assumed in this customer base, resulting in an expected net loss of customers to AGL.

6.5.3.2 Small customers

Customer margins

Current gross margins are assumed to continue.

Customer growth

Powerdirect's market share of the SME market is assumed to grow from approximately 4% to approximately 7% and reflects similar growth experienced by Powerdirect over recent years in the SME market.

Operating costs

Powerdirect's initial cost structure is estimated to be more than $200 per account. This cost structure is significantly higher than AGL's current cost structure. The Powerdirect cost per account is expected to reduce until 2009 as scale benefits are expected to be realised from expanding this customer base.

6.5.3.3 Large customers

Customer margins

Actual margins are based on existing contracts which have an average contract term of approximately 2 to 3 years. Assumed margins on new contracts are based on AGL's experience for similar customers.

Customer growth

Customer retention is based on AGL's current experience. Customer load is assumed to slightly decline in Queensland. In the other states, decline in customer load is assumed to be greater reflecting no new growth targeted in these states.

Diversity benefits

Intrastate and interstate diversity benefits are assumed to reduce the cap purchase requirements by up to 150 MW. The diversity benefits reflect the effect of aggregating different mass market and large customer load in Queensland (intrastate diversity benefit) and the poor state correlation in extreme temperature conditions (particularly in summer) resulting in a reduction of hedge requirements (interstate diversity benefit).

6.5.3.4 Power generation

Revenue and operating cost estimates are based on terms of respective long term tolling and other applicable agreements. Refer to section 5.5 for description of contractual arrangements.

6.5.3.5 Electricity prices

Determination of applicable electricity prices are relevant for each of Retail, small contestable customers and large customers businesses identified above. Electricity prices have been based on current wholesale forward contracts adjusted for peak and off-peak consumption, current hedges in place and incremental hedges entered into by AGL. AGL has entered into incremental hedging activity from 2008 and beyond to cover part of the outstanding exposure associated with the Powerdirect customer load.

The total cost of electricity assumed is inclusive of all hedging costs required to adhere to AGL's current risk management policy.

Refer to Figure 28 for indicative forward electricity prices provided by AFMA.

6.5.4 Sensitivities

The estimated EBITDA underlying AGL's acquisition multiples for the Acquisition is sensitive to key assumptions used in preparing that information. The sensitivity analysis below demonstrates the potential impact of possible changes in some of those key assumptions on Powerdirect's EBITDA in 2008 and 2009. Care should be taken in interpreting this sensitivity analysis. The analysis treats each change in the specific assumption in isolation to the others, whereas in many cases changes may be interdependent, with associated changes having cumulative or mitigating impacts. The analysis presented is no indication of the likely level of variation that could occur in relation to each assumption. Proportional variations of the changes presented may not result in a proportional change to the estimated impact.

Table 20 Summary of Sensitivities

Assumption	Sensitivity	Impact on Estimated Powerdirect 2008 EBITDA	Impact on Estimated Powerdirect 2009 EBITDA
Market churn rate[1]	+/- 5%	+/- 1.3%	+/- 1.6%
AGL operating costs[2]	+/- $5 per account p.a.	+/- 0.9%	+/- 1.9%
Gross margins for small contestable business[3]	+/- 1%	+/- 1.3%	+/- 1.7%
Small contestable growth[4]	+/- 0.5% of market share	+/- 1.1%	+/- 1.9%
Gross margins on large customers[5]	+/- $0.25 per MWh	+/- 1.8%	+/- 2.1%

3 Changes in market churn rates effects Powerdirect "customers lost" and increases churn costs. This is partly mitigated by "customers won".

4 Sensitivity refers to a change of $5 in each respective year and is not compounded. An increase in assumed AGL operating costs has a larger impact in 2009 than 2008 given the presence of the TSA in 2008.

5 Sensitivity reflects a 1% change in gross margin in 2008 and a 1% change (not compounded) in gross margins in 2009.

6 Sensitivity reflects a change of market share of 0.25% in 2008 and 0.5% change in market share in 2009.

7 Sensitivity reflects a $0.25/MWh change in 2008 and a $0.25/MWh change (not compounded) in 2009.

6.5.5 Accretion statement

On a reported EPS basis, the transaction is dilutive largely due to income statement charges for non-cash amortisation as a result of acquisition accounting under AIFRS. The majority of the non-cash amortisation charges are caused by the acquisition of Powerdirect's 'in-the-money' hedges. These hedges have an upfront capitalised amount estimated at $90-100 million (at bid date), which is recognised as an asset and amortised during the tenor of the hedge (largely amortised over three years). In addition, approximately $20 million per annum (in the near term) of non-cash amortisation results from the amortisation of identifiable intangible assets, such as customer relationships.

In addition, one-off integration and redundancy costs of approximately $13 million are expected to be expensed in the short term.

To reflect the impact of acquisition accounting and one-off items, the EPS impact has been calculated on an adjusted basis. Adjusted EPS is calculated by adding back to reported EPS the non-recurring integration and redundancy costs and the non-cash amortisation charges as described above.[17]

The AGL directors believe that in this circumstance adjusted EPS is a better measure to illustrate the underlying performance of the acquisition. The transaction is expected to have an immaterial

---

[17] Due to the permanent tax differences, approximately $20 million of amortisation is non tax deductible for accounting purposes

impact on an Adjusted EPS basis. Furthermore, the Acquisition is expected to have an immaterial impact on gearing and there is no change to AGL's 2007 distribution policy.

6.6 Credit rating

Standard & Poor's has confirmed AGL's BBB long term corporate credit rating and stable outlook, following the acquisition of Powerdirect. Ratings are statements of opinion, not statements of fact or recommendations to buy, hold or sell any securities. Ratings may be changed, withdrawn or suspended at any time. In Australia, credit ratings are assigned by Standard & Poor's, which does not hold an Australian financial services licence under the Corporations Act.

SECTION 7

Risks

7. Risks

7.1 Introduction

There are a number of risks associated with the Acquisition which may have an impact on the future performance of AGL and/or Powerdirect. These risks are important for AGL Shareholders to understand and are summarised in further detail below.

Under section 712 of the Corporations Act, Section 5.3 "Risks affecting AGL Energy's business generally" of the Old AGL Scheme Booklet is incorporated into this Prospectus. The Old AGL Scheme Booklet has been lodged with ASIC.

Section 5 of the Old AGL Scheme Booklet provides a summary of the risks applying to the AGL business generally. These risks will also apply with respect to Powerdirect following the Acquisition as part of the AGL business. Additional risks not presently known to AGL, or if known, not considered material, may also have an adverse impact.

7.2 Risks arising from the Acquisition and integration of Powerdirect

7.2.1 Business separation

AGL will have limited access to Energex's information technology systems and may therefore be unable to verify the completeness and/or accuracy of the Powerdirect customer Mass Market customer information during the term of the TSA.

7.2.2 Management control

Under the TSA (which is summarised in Section 9.3), AGL has limited ability to control the customer management services provided to Powerdirect's Mass Market customers. This may impair AGL's ability to manage the service needs of these customers in the manner that it would like during the term of the TSA.

Powerdirect has limited rights of recovery with respect to Energex's failure to provide services under the TSA in accordance with required service levels.

7.2.3 Information technology systems

The TSA provides a framework to negotiate close out and customer migration protocols. The ability to successfully integrate Powerdirect data and information systems with AGL systems will be heavily dependent on resource availability and knowledge at Energex, Powerdirect and AGL. AGL is undergoing a number of important information technology initiatives and particular focus and effort must be applied to ensure a successful integration.

Powerdirect is at an advanced stage of upgrading its billing system in preparation for FRC in Queensland. AGL will be relying on the FRC capability of Powerdirect to acquire customers from the commencement of FRC until December 2007. The implementation of a FRC compliant system may not be achieved in the required timeframe. This may negatively impact the ability of Powerdirect to win Queensland Mass Market customers once they are eligible to churn on commencement of FRC.

7.2.4 Integration risks

AGL and its advisors have undertaken substantial due diligence and prepared a detailed financial analysis of Powerdirect in order to determine the attractiveness of the Powerdirect businesses. However, in preparing this analysis, AGL has relied on information provided by Powerdirect and

Ergon Energy. To the extent that the actual results achieved by Powerdirect are lower than those indicated by AGL's analysis, there is a risk that AGL's future profitability could be reduced.

In particular, AGL may not be able to successfully integrate its operations with those of Powerdirect or to realise over time the full benefits that AGL anticipates. The Acquisition involves the integration of businesses that have previously operated independently.

Integration is a key aspect of the Acquisition and a significant undertaking of itself. The process of integrating operations could, among other things, divert management's attention, interrupt or reduce the performance of the activities of one or more of the businesses, or result in the loss of key personnel, any of which could have an adverse effect on AGL's business and financial condition. There is also a risk that the customers of Powerdirect may react adversely to the Acquisition.

To address these risks, AGL has developed a comprehensive transition and integration plan, which is described in further detail in Section 3.4. A transition and integration team comprising senior executives from AGL has been established. AGL considers the successful integration of acquired businesses as a core skill that has contributed to its growth over the last five years. However, there can be no assurance that it will be successful in integrating AGL and Powerdirect.

7.2.5 Phoenix cost savings

The Phoenix system may not provide the anticipated cost benefits to Powerdirect.

AGL will not have the full cost savings benefits of Project Phoenix at the date FRC is introduced. This may impact cost savings and profitability per customer prior to full implementation of Project Phoenix. During this period, Powerdirect's Queensland Mass Market customers will continue to have the (relatively) high cost base imposed by the TSA charging structure.

7.2.6 Information risks

As a result of the sale process conducted by Queensland Treasury, AGL and its advisers were provided with financial information on Powerdirect that was unaudited and in certain instances significantly limited in nature. The financial and other information contained in this Prospectus relating to Powerdirect has been derived from this limited information.

No assurance can be given as to the accuracy or completeness of the information provided by or on behalf of Powerdirect as part of this due diligence, or assessed by AGL from its knowledge of the industry. Due to the limited access to information provided to AGL in relation to Powerdirect it is possible that additional liabilities that have not already been provided for may emerge.

7.2.7 Powerdirect Sale Agreement

The Acquisition is governed by the Powerdirect Sale Agreement, summarised in Section 9.2. Under the Powerdirect Sale Agreement, Ergon Energy as vendor provides certain warranties and indemnities in respect of Powerdirect. These warranties and indemnities are subject to various limitations as to time and amount, as more fully described in Section 9.2. There is a risk that breach of the relevant warranties or indemnities may result in loss to AGL that is not fully recoverable under the Powerdirect Sale Agreement.

7.2.8 Wholesale hedging strategy

The current electricity hedge portfolio of Powerdirect may not provide sufficient protection from electricity wholesale prices during peak demand periods. In addition, adverse movements in the cost of future hedging contracts or continuation of drought conditions may increase future electricity costs.

7.2.9 Wholesale contract liquidity

The Powerdirect hedge portfolio may be exposed to a lack of hedge liquidity at certain times due to the large size of the portfolio relative to the Queensland market.

7.2.10 Customer and average consumption growth

The South East Queensland region is currently one of the fastest growing regions in Australia. However, it is possible that an economic downturn may negatively impact customer and/or average consumption growth rates.

7.2.11 Churn

Churn levels in the Powerdirect service area may be higher than expected. Unless Powerdirect is able to replace customers lost through churn to other retailers, overall demand and profitability mat be reduced.

7.2.12 SME Assumptions

There can be no guarantee that the past growth performance that Powerdirect has experienced in the SME market will continue into the future. A reduction in achieving SME growth will adversely impact the profit contribution from SME customers.

7.2.13 I&C Assumptions

There can be no guarantee that I&C customers will continue to purchase electricity from Powerdirect when their market contracts expire. A higher churn out rate than that anticipated by AGL will adversely impact the profit contribution from I&C customers.

7.2.14 South East Queensland drought

South East Queensland is currently experiencing drought, which may result in higher wholesale electricity prices in Queensland, increasing Powerdirect's electricity purchase costs.

7.2.15 Regulatory/legal

7.2.15.1 Compliance with environmental schemes

AGL may have underestimated the cost of complying with environmental schemes such as the Queensland 13% Gas Scheme. In addition, further potential developments in environmental policy and regulation have the potential to increase costs associated with compliance with environmental regulations.

7.2.15.2 Notified electricity tariffs for non-market customers

Both before and after the introduction of FRC Powerdirect will have a statutory obligation to supply certain customers in Queensland with electricity retail services at tariffs set by government authorities. Prior to the introduction of FRC the relevant tariffs are set by the Minister for Mines and Energy. After the introduction of FRC they will be set by the QCA.

Regulatory control of these tariffs may have an adverse impact on earnings if tariffs are set at a level lower than that assumed by AGL.

In addition, in determining the benchmark retail cost index, the QCA may not take into consideration all of the costs associated with servicing Powerdirect's Mass Market customers. This may restrict AGL's ability to recover all of its costs. The combination of these risks may negatively impact AGL's earnings.

7.2.15.3 FRC legislation

The final form of legislation and regulation for FRC has not yet been finalised. The final form of these arrangements, which is beyond the control of AGL may have an adverse impact on AGL's future financial performance.

7.2.16 Power generation business

The portfolio of generation assets are operated and maintained by third parties. Operating costs and capital expenditure required to maintain these assets in good working order over their expected useful life may exceed assumed outgoings.

The viability of the co-generation assets is dependent on the upstream assets which provide feedstock for electricity generation. There is a risk that the suppliers of inputs for the production of energy may either reduce or cease production

SECTION 8

Experts' reports

Report to

AGL

Forecast Parameters Affecting Electricity Retailing in Queensland

19 February 2007

McLennan Magasanik Associates

Ref: J1461 f1.0

TABLE OF CONTENTS

LIST OF FIGURES

EXECUTIVE SUMMARY

McLennan Magasanik Associates (MMA) has been engaged by AGL to provide a short form report for the purposes of inclusion of a public prospectus for an equity capital raising to fund the acquisition of Powerdirect.

MMA has agreed to provide a review of the modelling assumptions of the base case scenario as conducted in an earlier assignment with a focus on South East Queensland and highlighting possible growth prospects of Powerdirect.

The following sections discuss forecasts of economic variables that drive forecasts of electricity supply and demand which would influence a retailers' business outlook in Queensland.

1 CAVEATS

The forecasts contained in this Prospectus represent MMA's best judgement based solely on information in the public arena and the Information Memorandum. We have undertaken reasonable endeavours to verify all information provided to us. However, we do not warrant the accuracy of that information.

Since all interpretations and evaluations are opinions based solely on inference from available data, MMA cannot and does not guarantee the accuracy or correctness of any interpretation and evaluation and shall not be liable or responsible to third parties for any loss, cost, damages, or expenses that may be incurred or sustained resulting from such or any other interpretations or evaluations.

2 INTRODUCTION

McLennan Magasanik Associates (MMA) has been engaged by AGL to provide a short form report for the purposes of inclusion in a public prospectus for an equity capital raising to fund the acquisition of Powerdirect.

MMA has agreed to provide a review of the modelling assumptions of the base case scenario as conducted in an earlier assignment with a focus on South East Queensland (SE Qld) and highlighting possible growth prospects of Powerdirect.

The following report provides an explanation of key assumptions and methodology used to derive the following items:

- Economic growth
- Population growth
- Housing growth
- Residential electricity consumption
- Forecast of underlying electricity consumption
- Queensland generation and transmission capacity
- Queensland gas market

Years referred to this report refer to financial years ending in June. The reporting period is for the years 2000 through to 2012. All quoted growth rates are compound average annual quoted in percent per annum (pa) and are on the basis of year end to year end calculations for the period stated. All items set out in this report are determined using a base case scenario which is generally consistent with that provided by MMA to AGL. The base case generation scenario provided to AGL was based upon the 2005 demand forecast whereas the data provided in this report generally reflects the more recent 2006 electricity demand forecasts. The update of the demand forecasts does not have a material impact on expected market developments.

3 SOURCES OF DATA AND ASSUMPTIONS

3.1 NEMMCo Statement of Opportunities

The National Electricity Market Management Company (NEMMCo) has commissioned the National Institute of Economic and Industry Research (NIEIR) to prepare economic forecasts for the states of Australia participating in the NEM to allow all the states' transmission bodies to prepare load projections for each year using a consistent economic basis and assumptions. The load data are then used by NEMMCo to prepare the annual Statement of Opportunities (SOO) which is reflected in MMA's Strategist National Electricity Market (NEM) model.

NIEIR has released its 2006 economic forecasts for the NEM[1] (NIEIR 2006 NEM report) for use by all transmission bodies to prepare and release their load projections for 2006. Economic data for the NEM regions contained in this report reflect the more recent economic assumptions used in the 2006 SOO.

Figure 3-1 provides a comparison between the two sets of economic assumptions of Gross State Product (GSP) for the NEM states. Queensland is expected to be the highest growth region in the NEM, which does not include Western Australia (WA) or the Northern Territory (NT).

Figure 3-1 Annual average compound growth rates in GSP from 2002-2015


5.0
4.0
3.0
2.0
1.0
0.0
Gross state product growth (%pa)
2005 Forecasts
2006 Forecasts
QLD
NEM
TAS
VIC
SA
NSW and ACT
States/Territories

Source: National Institute of Economic and Industry Research reports to NEMMCo 2005 and 2006

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[1] NIEIR, report to NEMMCo, "The economic outlook for the NEM states to 2015-16", April 2006.

3.2 Other sources

Apart from using the NEMMCo SOO data and NIEIR 2006 NEM report, MMA has relied on a number of information sources, referenced in the following sections, for the historical and forecast economic and demographic parameters provided as indicators within this report. There may be some inconsistency between the numbers provided from different sources.

4 KEY ECONOMIC AND DEMOGRAPHIC INDICATORS

4.1 Economic Growth

The following graphs present the historical and forecast growth rate of GSP from 2000 to 2012 for all Australian states and territories and the historical and forecast Gross Domestic Product for Australia. The forecasts are sourced from the NIEIR 2006 report for the NEM states and from the individual transmission planning bodies for WA and the NT[2]. Historical data is sourced from the Australian Bureau of Statistics (ABS)[3]. Note that NIEIR reports NSW and ACT together as one entity which is consistent with the SOO methodology.

Figure 4-1 Average annual GSP growth rates from 2000-2012



4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Growth Rates (%pa)
QLD
WA
NT
AUS
VIC
NEM
SA
TAS
NSW (incl ACT)
States/Regions

Although SE Qld GSP data are not separately available it should be noted that SE Qld forms approximately two thirds of the Queensland population and a substantial proportion of the economy and that the SE Qld region, therefore, has a significant weighting in the Queensland GSP.

[2] Forecast NT growth rates from 2010 to 2012 were estimated due to lack of data.

[3] Australian Bureau of Statistics, Australian National Accounts, State Accounts, Publication 5220.0, November 2005.

Over the period 2000 to 2012, Queensland is expected to have the highest annual average growth rate of 4.2%pa, followed by WA with the rest of the states expected to grow at a significantly slower pace. This can be attributed to significant growth in the mining, commodities and resource sectors which has seen growth rates in Queensland and WA being much higher than in the other regions over the past few years. This trend is forecast to continue. The NIEIR 2006 NEM report also states that the Queensland GSP will be driven by strong population growth, domestic expenditures and government and business investments over this period.

In Figure 4-2, the 2000 to 2012 growth rates have been separated into two periods, historical 2000 to 2006 and forecasts 2007 to 2012[4]. Although GSP growth in Queensland is forecast to reduce slightly from recent levels, Queensland is expected to remain one of the fastest growing states.

Figure 4-2 Historical and projected average annual GSP growth rates


Historicals (2000-2006)
Projections (2007-2012)
Growth Rates (%pa)
5.0
4.0
3.0
2.0
1.0
0.0
QLD
WA
NT
AUS
VIC
NEM
SA
TAS
NSW (incl ACT)
States/Regions

Source: NIEIR 2006 NEM report, ABS and transmission bodies for WA and NT

[4] Although some of the figures for 2006 may have been estimates or forecast. Growth rates for the period 2006 to 2007 have not been included.

4.2 Population Growth

Population growth rates have generally been obtained from the NIEIR 2006 NEM report. Where these have not been provided in the NIEIR report we have used either the ABS[5] or material in the Transmission Planning Reports. Historical data for SE Qld was obtained from the ABS[6] for the period 2000 to 2005 and projections from the Queensland Office of Economic Statistical Research from 2006 onwards[7].

Average annual population growth rates for all the states and regions over the period 2000 to 2012 are presented in Figure 4-3. Queensland and SE Qld show by far the highest population growth.

Figure 4-3 Average annual population growth rates from 2000-2012


2.5
2.0
1.5
1.0
0.5
0.0
Growth Rate (%pa)
SE QLD
QLD
WA
NT
AUS
NEM
VIC
AUS (excl SE QLD)
NSW (incl ACT)
SA
TAS
States/Regions

In Figure 4-4, the average growth rates have been separated into historical and projected growth[8]. Queensland population growth is expected to remain the highest among the states and territories. Population growth in SE Qld is again expected to exceed that for Queensland as a whole and all other states and territories.

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5 Australian Bureau of Statistics, "Australian Demographic Statistics", Publication No 3101, published December 2005. Some figures were linearly interpolated between the ABS projected data points.

6 Australian Bureau of Statistics, "Regional Population Growth, Australia - companion data", Category No. 3218.0.55.001, publications released between 2003 and 2006.

7 Queensland Office of Economic Statistical Research, "Queensland Government Population Projections", 2006. Population forecasts have been linearly trended between the supplied data points for 2006 and 2016.

8 Although some of the figures used for 2006 may have been estimates or forecast. Growth rates for the period 2006 to 2007 have not been included.

Figure 4-4 Historical and projected average annual population growth rates


Historicals (2000-2006)
Projections (2007-2012)
Growth Rates (%pa)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
SE QLD
QLD
WA
NT
AUS
NEM
VIC
AUS (excl SE QLD)
NSW (incl ACT)
SA
TAS
States/Regions

4.3 Household Growth

Growth in household numbers for the all states and territories has been sourced from the ABS[9] and are based on the 2001 census. For SE Qld we have used the projections for Brisbane from that publication[10]. Average annual growth rates for the period 2000 to 2012 are provided in Figure 4-5.

Figure 4-5 Average annual housing growth rates from 2000-2012



3.0
2.5
2.0
1.5
1.0
0.5
0.0
Growth Rate (%pa)
SE QLD
QLD
WA
VIC
AUS
NEM
AUS (excl SE QLD)
NSW (incl ACT)
NT
TAS
SA
States/Regions

Growth divided into the periods 2000 to 2006 and 2007 to 2012 is illustrated in Figure 4-6[11]. Again Queensland and SE Qld show the highest forecast growth rates, consistent with population growth.

[9] Australian Bureau of Statistics, "Household and family projections Australia, 2001 to 2026", Publication No. 3236.0, June 2004.

[10] Although not completely consistent with the SE Qld region we consider these reasonably representative of the growth rate for the Energex region.

[11] It should be noted that the growth from 2001 is all projected and that the growth rates for the period 2006 to 2007 have not been included.

Figure 4-6 Historical and projected average annual housing growth rates



3.0
2.5
2.0
1.5
1.0
0.5
0.0
Growth Rates (%pa)
Historicals (2000-2006)
Projections (2007-2012)
SE QLD
QLD
WA
VIC
AUS
NEM
AUS (excl SE QLD)
NSW (incl ACT)
NT
TAS
SA
States/Regions

5 FORECAST OF UNDERLYING ELECTRICITY CONSUMPTION

5.1 Queensland electricity demand forecast

MMA was commissioned by AGL to provide forecasts for total electricity demand for Energex and Ergon, the distribution businesses in Queensland, and these forecasts have been adopted in this report. It is noted that Powerlink, the Queensland power transmission company, also provides electricity demand forecasts for Queensland as a whole and for its sub-regions. Powerlink's most recent forecasts project growth of 4.8% pa for SE Qld and 2.5% pa for the rest of Queensland between 2007 and 2012[12]. This is higher than MMA's forecasts of 3.4% for SE Qld and 2.4% for the rest of Queensland over the same period. The differences between Powerlink's and MMA's forecasts appear to be due to a combination of: slightly higher GSP growth rates assumed by Powerlink; higher uptake of new home initiatives assumed by MMA, discussed in section 5.3; and the inclusion of distribution losses by Powerlink but not by MMA.

MMA's forecast electricity demand for the Energex (SE Qld) and Ergon (Rest of Queensland) regions can be seen in Figure 5-1. Total electricity demand in the SE Qld region is forecast to grow faster than the rest of Queensland for the period 2007 to 2012.

Figure 5-1 Total electricity demand, historical (2000-2006) and forecast (2007-2012)



50,000
40,000
30,000
20,000
10,000
0
Energy (GWh)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Financial Year Ending
Rest of QLD
SE QLD

[12] Powerlink, "Annual Planning Report 2006", 2006

5.2 Energex and Sun Retail - South East Queensland

The Powerdirect franchise customers (approximately 390,000 customers[13]) were originally part of the broader Sun Retail business which supplied electricity to the 1.2 million franchise customers on the Energex distribution network which services all of SE Queensland[14].

In order to forecast underlying growth in electricity demand for the Powerdirect franchise customer base, MMA has forecast underlying demand for the Energex distribution network as the Powerdirect franchise area is aligned with the Energex distribution network.

The historical data from which the forecasts are largely derived are based on material available in the public arena and include estimates of consumption by market for the years 2004 and 2005.

Additionally, from July 2007 all customers are expected to be contestable. This means that the customer base and demand experienced by any individual retailer is uncertain.

5.3 Energex residential market

The Energex residential market in 2006 is estimated to have been about 8,100 GWh, representing about 40% of consumption in the Energex network. Between 2000 and 2006 the Energex residential market grew at about 4.1% pa. This growth was made up of a growth in residential customer numbers of 2.5% pa and a growth in average usage per customer of 1.5% pa. Data derived from the Electricity Supply Association of Australia reports[15] indicate actual growth in average residential electricity usage in Australia and the NEM to be 0.9% and 0.4% pa respectively, compared to MMA's SE Qld estimates of 1.7% pa over the period 1999 to 2005.

Growth in residential customer numbers has been due both to increasing population and to the number of people per household reducing over time – a trend common across Australia. Growth in average usage per customer is related to a combination of strong economic growth and increasingly affluent households both buying more electricity-using appliances (for example air conditioners) and using their appliances more often.

Growth in residential electricity consumption is expected to moderate over the period 2007 to 2012 to about 2.8% pa. This is due to a slowing in customer number growth to about 2.1% pa[16] and a reduction in the growth of average usage per customer to about 0.7% pa. The latter is due largely to air conditioning penetration approaching market saturation and housing sustainability requirements imposed by the Queensland Government on new houses. Such initiatives include the requirement that new homes incorporate more

---

[13] As at June 2006

[14] The Sun Retail business was split, with Origin Energy completing the acquisition of around 840,000 franchse customers in February 2007

[15] Electricity Supply Association of Australia, "Electricity Gas Australia" and "Electricity Australia", published between 2000 and 2006.

[16] Based on forecasts from the ABS.

greenhouse efficient hot water systems (such as solar or gas-fired) and use more energy efficient lighting. MMA has derived an appliance model to model forecast average energy usage per residential customer over time. SE Qld average energy usage per residential customer in 2007 is forecast to be about 7402 kWh.

Historical residential electricity consumption in the Energex network and MMA's forecast of residential consumption until 2012 are provided in Figure 5-2.

Figure 5-2: Residential, non-residential and total energy consumption in the Energex network, historical (to 2005) and MMA forecast in GWh pa



30,000
25,000
20,000
15,000
10,000
5,000
0
GWh
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
Financial Year
Residential
Non-residential
Total

Source: Historical and projected data were obtained from a recent MMA study for AGL.

5.4 Energex non-residential market

The non-residential market is made up of usage by business customers, including commercial, industrial and farm customers. The Energex non-residential market in 2006 is estimated to have consumed about 12,200 GWh, representing about 60% of total consumption in the Energex network. Between 2000 and 2006 the Energex non-residential market grew at about 4.5% pa, higher than the residential market.

Historical growth in the Energex non-residential market has been shown to correlate well with economic growth for the state as a whole as measured by GSP. MMA has used this relationship as the basis for forecasting non-residential growth. Queensland GSP over the period 2006 to 2012 is forecast by NIEIR and economic forecaster Econtech to remain solid,

although somewhat slower than it has been over the period from 1998. In line with this, non-residential sales are forecast to continue to show solid growth of around 3.8% pa.

Historical non-residential energy consumption in the Energex network and MMA's forecast of non-residential consumption until 2012 are provided in Figure 5-2.

5.5 Total sales

Historical and forecast consumption in the Energex network divided into residential and non-residential consumption are illustrated in Figure 5-2.

Overall consumption in the Energex network, and hence in SE Qld, is forecast to grow at an average rate of about 3.4% pa during the period 2007 to 2012, reaching 24,800 GWh in 2012. The growth rate of the non-residential market is forecast to be higher than that of the residential market, resulting in it constituting some 61% of total consumption by 2012.

6 QUEENSLAND GENERATION AND TRANSMISSION CAPACITY

6.1 Queensland generation capacity

Demand in Queensland is growing fairly rapidly due to high economic growth, most of it comprising growth from SE Qld. Annual energy demand is expected to increase by 3.5% and the winter and summer 10% POE peaks are expected to increase by 3.5% and 3.6% pa respectively[17].

From a supply point of view, there is enough capacity as of 2006 in the Queensland system until the end of 2008 to meet the current reliability standards. This can be clearly seen in Figure 6-1. The committed capacity includes allowance for capacity support received from or supplied to NSW at the time of system peak in accordance with NEMMCo's analysis.

Figure 6-1 Queensland supply and demand outlook



15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
Capacity (MW)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Financial Year Ending
Committed Capacity
Capacity Required
50 POE Peak Demand
Capacity for Reliability

Source: Generator terminal capacities. Data derived from NEMMCo Statement of Opportunities 2006.

[17] Medium growth from the period 2006-2015. NEMMCo Statement of Opportunities 2006.

At least 70% of the current electricity supply is sourced from coal-fired base load capacity and will remain an integral part of Queensland's electricity supply over the reporting horizon. Under MMA modelling assumptions and results, the growth in demand up till the end of 2012 can be met by Kogan Creek in 2008 and peaking capacity (Braemar units and upgrades) in the south and an intermediate CCGT project in Queensland's north. The currently installed and committed QLD electricity supply mix[18] is presented along with the forecast summer peak demands in Figure 6-2.

Figure 6-2 Installed generation by type against the 50 and 10% POE peak demand


12,000
11,000
10,000
9,000
8,000
7,000
6,000
Sent Out Capacity (MW)
2005
2006
2007
2008
2009
2010
2011
2012
Financial Year Ending
Baseload
Intermediate
Peaking
Hydro
Other Renewables
50 POE Peak Demand
10 POE Peak Demand

Source: MMA Strategist NEM model assumptions based on the SOO 2005

6.2 Committed and planned new generation

MMA's forecast suggests approximately 950MW[19] worth of new generation capacity is needed for the period up to 2012 to meet the heavy growth in demand. A large portion of this is met with peaking capacity due to the faster growing summer peak and the rest is met by intermediate capacity.

Figure 6-3 shows the extent of new capacity required from 2005 till 2012 in Queensland. Queensland has demonstrated an ability to develop new generating capacity in advance of market requirements and many companies continue to be active in seeking new opportunities, such as NewGen Energy, CS Energy, Origin Energy, AGL and Stanwell Corporation.

[18] Queensland's current supply mix as of October 2006. Does not include the committed plant, Kogan Creek.

[19] Sent out capacity and excludes committed developments such as Kogan Creek (720MW).

Figure 6-3 New and existing generation and the 50 and 10 % POE peak demand


12,000
11,000
10,000
9,000
8,000
7,000
6,000
Sent Out Capacity (MW)
2005
2006
2007
2008
2009
2010
2011
2012
Financial Year Ending
Existing Generation
Committed Generation
Planned Generation
10 POE Peak Demand
50 POE Peak Demand

Source: MMA Strategist NEM model assumptions based on the SOO 2005

6.3 Transmission augmentation plans and impacts

Powerlink is responsible for transmission development in Queensland as the regulated Transmission Network Service Provider. It has been effective in managing the main transmission links between Central and South and North Queensland and between South-West and SE Qld so that power transfers have not been adversely constrained. Potential upgrade of QNI by some 400 to 500 MW is being considered. This augmentation would be expected to further improve bulk system reliability of supply and competition between the NEM regions. Powerlink is also reinforcing the capacity from Central to North Queensland to maintain the reliability of supply to the Northern regions of the State.

6.4 Likelihood of sufficient new entry and transmission augmentation

With the new capacity committed to service at Braemar and Kogan Creek and the advanced proposals for Braemar extension and Spring Gully[20], Queenslanders may be assured that there will be sufficient capacity to meet the forecast growth. With the potential to upgrade QNI on relatively short lead time, there is also the ability to reduce exports to NSW and to more effectively share reserve capacity between NSW and Queensland in the event that generation development in Queensland lags for any reason. There are several sites where open cycle gas turbines could be placed to supplement reserve capacity for coverage of summer peak demand if that were necessary. There are also proposals for expansion of base load generation at Tarong North and Millmerran when the need becomes apparent.

The rapid development of low cost coal seam methane in Queensland is a very favourable factor that will stimulate new power development as well. The beneficial drivers are related to the 13% gas fired electricity target for Queensland and the low cost of the coal seam gas as a result of successful exploration and development of supply infrastructure to deliver the gas to major power generation sites such as Swanbank E.

[20] Assumed commision dates of 2014 and 2015 respectively.

7 CONCLUSION

The outlook for new power generation development and associated transmission development in Queensland is very favourable with respect to maintaining the competitive price and high reliability of supply.

The outlook for electricity demand growth in the Energex region, the location of the Powerdirect franchise customers, is also positive, although somewhat less so than in recent years.

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

21 February 2007

The Directors
AGL Energy Limited
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Investigating Accountant's Report on Pro forma Financial Information

Deloitte Touche Tohmatsu ("Deloitte") has been engaged by the Directors of AGL Energy Limited ("AGL" or the "Company") to prepare an Investigating Accountant's Report ("Report") for inclusion in a prospectus to be dated on or around 21 February 2007 (the "Prospectus") in respect of the proposed placement of ordinary shares in the Company to institutional investors ("the Offer"). Expressions defined in the Prospectus have the same meaning in this Report unless otherwise provided.

Pro Forma Financial Information

Deloitte has been requested to prepare a report covering the AGL pro forma financial information comprising:

- The Balance Sheet of AGL and its subsidiaries as at 31 December 2006 ("AGL Companies Balance Sheet") as set out in Section 6.3: Table 8 of the Prospectus;
- The Pro Forma Acquisition Adjustments and the Pro Forma Funding Adjustments as described in Section 6.3.1.1 and Section 6.3.1.2 of the Prospectus;
- The AGL Companies Balance Sheet, as set out in Section 6.3: Table 8 of the Prospectus, adjusted to reflect the Pro Forma Acquisition Adjustments and the Pro Forma Funding Adjustments assuming such transactions had occurred as at 31 December 2006 ("Pro Forma Combined Balance Sheet");
- The pro forma Income Statement of AGL and its subsidiaries for the half year ended 31 December 2006 as set out in Section 6.4: Table 9 of the Prospectus;
- The Pro Forma Income Statement Adjustments as described in Section 6.4.1 of the Prospectus; and
- The Retail Energy - Pro Forma Income Statement (excluding significant items) in respect of AGL's retail energy business segment and the Merchant Energy - Pro Forma Income Statement (excluding significant items) in respect of AGL's merchant energy business segment for the half years ended 31 December 2005 and 31 December 2006 as set out in Section 6.4.2: Table 10 and Table 11 of the Prospectus respectively,

together, the "AGL Pro Forma Financial Information".

The AGL Pro Forma Financial Information presented in the Prospectus has been derived from:

- the consolidated financial report of AGL and its subsidiaries for the half year ended 31 December 2006, after reflecting the pro forma adjustments detailed in Section 6.3.1.1 and Section 6.3.1.2 of the Prospectus; and
- the audited financial statements of The Australian Gas Light Company ("Old AGL") and its subsidiaries for the half year ended 31 December 2005, after reflecting the pro forma adjustments detailed in Section 6.4.1 of the Prospectus.

The consolidated financial report of AGL and its subsidiaries for the half year ended 31 December 2006 was reviewed by Deloitte Touche Tohmatsu. Our review was conducted in accordance with ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity.* The objective of our review was to provide a basis for reporting whether we became aware of any matter that caused us to believe that the half year financial report is not prepared, in all material respects, in accordance with the Corporations Act 2001 and Accounting Standard AASB 134 Interim Financial Reporting. The review statement issued by Deloitte Touche Tohmatsu to the members of AGL relating to the consolidated financial report of AGL and its subsidiaries for the half year ended 31 December 2006 was unqualified.

The consolidated financial report of Old AGL and its subsidairies for the half year ended 31 December 2005 was audited by Deloitte Touche Tohmatsu. Our audit of the consolidated financial report of Old AGL and its subsidiaries was conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial information is free from material misstatement. The audit opinion issued by Deloitte Touche Tohmatsu to the members of Old AGL relating to consolidated financial report of Old AGL and its subsidiaries was unqualified.

The AGL Directors are responsible for the preparation and presentation of the AGL Pro Forma Financial Information, including the determination of the pro forma adjustments. The AGL Pro Forma Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by A-IFRS applicable to annual financial reports prepared in accordance with the Corporations Act 2001.

Scope

We have reviewed the AGL Pro Forma Financial Information in order to report whether anything has come to our attention which causes us to believe that the AGL Pro Forma Financial Information set out in the Prospectus does not present fairly in accordance with the recognition and measurement principles prescribed in A-IFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated half year financial report of AGL for the half year ended 31 December 2006.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the AGL Pro Forma Financial Information;
- A review of work papers, accounting records and other documents;
- A review of the pro forma adjustments described in Section 6.3.1.1, Section 6.3.1.2 and Section 6.4.1 of the Prospectus;
- A comparison of consistency in application of the recognition and measurement principles in A-IFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the AGL consolidated financial report for the half year ended 31 December 2006; and
- Enquiry of the directors and management of AGL.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the AGL Pro Forma Financial Information.

Review Statement

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the AGL Pro Forma Financial Information set out in the Prospectus does not present fairly:

- The Balance Sheet of AGL and its subsidiaries as at 31 December 2006 ("AGL Companies Balance Sheet") as set out in Section 6.3: Table 8 of the Prospectus;
- The Pro Forma Acquisition Adjustments and the Pro Forma Funding Adjustments as described in Section 6.3.1.1 and Section 6.3.1.2 of the Prospectus;
- The AGL Companies Balance Sheet, as set out in Section 6.3: Table 8 of the Prospectus, adjusted to reflect the Pro Forma Acquisition Adjustments and the Pro Forma Funding Adjustments assuming such transactions had occurred as at 31 December 2006 ("Pro Forma Combined Balance Sheet");
- The pro forma Income Statement of AGL and its subsidiaries for the half year ended 31 December 2006 as set out in Section 6.4: Table 9 of the Prospectus;
- The Pro Forma Income Statement Adjustments as described in Section 6.4.1 of the Prospectus; and
- The Retail Energy - Pro Forma Income Statement (excluding significant items) in respect of AGL's retail energy business segment and the Merchant Energy - Pro Forma Income Statement (excluding significant items) in respect of AGL's merchant energy business segment for the half years ended 31 December 2005 and 31 December 2006 as set out in Section 6.4.2: Table 10 and Table 11 of the Prospectus respectively,

in accordance with the recognition and measurement principles prescribed in A-IFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated half year financial report of AGL for the half year ended 31 December 2006.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 31 December 2006, other than matters dealt with in this Report, would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu do not have any interest in the outcome of the Offer other than the preparation of this Report for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL Energy Limited.

Consent

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Prospectus in the form and context in which it is so included, but has not authorised the issue of the Prospectus. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Prospectus.

Yours faithfully

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas

Partner

Chartered Accountants

SECTION 9

Material contracts

9. Material contracts

9.1 Underwriting Agreement summary

Definitions

Allocation Interests have the meaning given to them in the ASTC Settlement Rules;

Allotment Date means 27 February 2007;

Bookbuild Date means 20 February 2007;

Goldman Sachs JB Were means Goldman Sachs JB Were Pty Ltd;

J.P. Morgan means J.P. Morgan Australia Limited (ABN 52 008 888 011);

Offer Document means any of the following documents issued or published by or on behalf of the Company in respect of the Offer:

- the Prospectus or any supplementary prospectus;
- any written materials that are provided to prospective investors, with the prior approval of the Company;
- any advertising or publicity documents issued, with the prior approval of the Company;

Settlement Date means 27 February 2007; and

UBS means UBS AG, Australia branch.

Summary

Under an Underwriting Agreement between the Underwriters and the Company dated 19 February 2007, the Underwriters agreed to manage and underwrite the Offer.

If Applications are not received for all underwritten New Shares by the Settlement Date each Underwriter will be issued Allocation Interests representing 33.3% of the shortfall. Each Underwriter must pay or procure payment in cleared funds to the Company on the Settlement Date for 33.3% of the total Application Monies, being the 56,550,000 New Shares multiplied by the Final Price.

The Company must pay the Underwriters an underwriting fee of 2.0% of the Final Price per Share on all of the New Shares issued under the Offer. In each case, each Underwriter will be entitled to 33.3% of the fees paid.

The Company must pay, or reimburse, each Underwriter for all reasonable costs incurred in respect of the Offer (including legal expenses, amounts payable to the ASX to permit settlement via the Allocation Interest DVP settlement service). The Underwriter must seek approval from the Company before incurring any expenses which individually exceed $5,000. The Company must also pay, or reimburse, each Underwriter for any transaction taxes payable in respect of the Underwriting Agreement.

Subject to certain exclusions relating to fraud, recklessness, wilful misconduct, gross negligence or reckless breach of contract by an indemnified party, the Company agrees to indemnify the Underwriters and certain affiliated parties against all losses incurred directly or indirectly in connection with any statement in the Offer Document being misleading or deceptive (including any omission), or any breach by the Company of its obligations under the agreement or any of the representations or warranties given by the Company in the agreement not being true or correct.

The agreement restricts the Company from allotting or agreeing to allot securities or convertible securities within 90 days after the Allotment Date, other than pursuant to the agreement, an employee incentive scheme, a security purchase plan, an existing dividend reinvestment plan or

where an issue of securities is required as a consequence of the exercise of options currently on issue, or with the prior written consent of the Underwriters.

Any Underwriter may terminate (whether or not with the consent of the other Underwriters) all its obligations under the agreement by notice to the Company (copied to the other Underwriter) if any of termination events set out below occur prior to 9:30am on the Allotment Date. However, in the case of the termination events in paragraphs (g), (h), (i), (j), (k), (l), (m), (n), (o), (p) (q) or (r) below, an Underwriter may not terminate the agreement unless it:

(i) leads or is likely to lead to a contravention by that Underwriter of, or to a liability for that Underwriter under, the Corporations Act or any other applicable law; or

(ii) causes or is likely to cause a material adverse effect on the level or likely level of Applications or settlement or those Applications or the price at which the New Shares are sold on the ASX:

a) (ASIC stop order / investigation) ASIC does any of the following:

   i. makes an order or interim order under section 739 of the Corporations Act;

   ii. applies for an order under Part 9.5 of the Corporations Act in relation to the Offer or any Offer Document

   iii. holds, or gives notice of intention to hold, a hearing or investigation under the Corporations Act or Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Offer or any Offer Document; or

   iv. either prosecutes or gives notice of an intention to prosecute or commences proceedings against or gives notice of an intention to commence proceedings against, the Company or certain affiliated parties in relation to the Offer or any Offer Document.

b) (ASX approval) unconditional approval is refused or not granted to the official quotation of all of the New Shares on ASX, on or before the Allotment Date, or if granted, the approval is subsequently withdrawn, qualified or withheld.

c) (supplementary prospectus) the Company lodges, or in the reasonable opinion of the Underwriters, becomes required to lodge a supplementary prospectus in circumstances where the matter is materially adverse from the point of view of an investor within the meaning of section 719 of the Corporations Act.

d) (consent) any person (other than the Underwriter) whose consent to the issue of the Prospectus is required by section 719 of the Corporations Act refused to give consent or withdraws its consent.

e) (trading in shares) ASX announces that the Shares will be delisted, removed from quotation, withdrawn from admission to trading status or suspended from quotation (other than as a result of the request from the Company for the suspension of the shares for the purposes of the Bookbuild).

f) (Insolvency Event) an insolvency event occurs in respect of the Company or any of its related bodies corporate.

g) (prospectus) The Prospectus omits any material required by the Corporations Act, contains a statement which is misleading or deceptive or otherwise fails to comply with the Corporations Act or a new circumstance arises after the Prospectus is lodged which would have been required to be included in the Offer Document if it had arisen before the Prospectus was lodged; or

h) there is a material adverse change in the financial position, results, operations or prospects of the Company or the Company and its subsidiaries as a group (insofar as the position in relation to any subsidiary affects the overall position of the Company); or

i) (misrepresentation) a representation or warranty made or given by the Company under the agreement proves to be or becomes untrue or incorrect; or

j) (change in law) there is introduced or there is an official announcement of a proposal to introduce, into the Parliament of Australia or any State or Territory of Australia a law or a new regulation is made under any law, or a government agency adopts a policy which prohibits or regulates the Placement or materially adversely affects the taxation treatment of New Shares; or

k) (breach) the Company fails to perform or observe any of its obligations under the Underwriting Agreement; or

l) (banking moratorium) a general moratorium on commercial banking activities in Australia, the United Kingdom or the United States of America is declared by the relevant central banking authority in any of those countries and remains in force for 2 consecutive days, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries the effect of which is such as to make it, in the reasonable opinion of the Underwriters impractical to promote the Offer or to enforce contracts to issue and allot the New Shares; or

m) (trading in securities generally) trading of all securities quoted on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for a period of two or more consecutive business days,

n) (adverse change in financial markets). The S&P/ASX 200 Index of ASX falls by an amount that is 10% or more of the level at the close of trading on the date of the Underwriting Agreement and remains below that level for a period of three consecutive business days; or

o) (hostilities) hostilities not existing at the date of the agreement commence (whether war has been declared or not) or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of Australia, New Zealand, the United States of America, the United Kingdom or the People's Republic of China or a natural emergency is declared by any of those countries, or a major terrorist act is perpetrated anywhere in the world involving any of those countries; or

p) (change in management) a change in senior management or the board of directors of the Company occurs; or

q) (indictable offence and disqualification) a director of the Company:

   (i) is charged with an indictable offence relating to any financial or corporate matter or any regulatory body commences any public action against the director in his or her capacity as a director of the Company or announces its intention to take such action; or

   (ii) Is disqualified from managing a corporation under the Corporations Act; or

r) (acquisition agreement) a material condition precedent to an agreement relating to the Acquisition is not satisfied or waived or becomes incapable of being satisfied or waived in the reasonable opinion of the Underwriters, or such agreement is otherwise incapable of being completed without the prior written consent of the Underwriters (such consent not to be unreasonably withheld) or any such agreement is found void or voidable.

9.2 Powerdirect Sale Agreement

The Powerdirect Sale Agreement provides for the sale of all 1,214 of the ordinary shares issued in Powerdirect Australia and all 5,796,100 ordinary shares issued in Powerdirect Utility Services to AGL (Sales) Pty Limited.

AGL has agreed to guarantee the obligations of the Purchaser under the Powerdirect Sale Agreement.

Condition Precedent

The sale will not take effect until Queensland Treasury Corporation has been released from a number of third party obligations (i.e. a number of guarantees to NEMMCO and an undertaking to a contract counterparty on behalf of Powerdirect).

Completion is scheduled to take place on the later of 1 March 2007 or the date 5 business days after the above condition is satisfied (the Completion Date).

If Completion does not occur before the Sunset Date (1 May 2007), either party may, provided that it is not in breach of its obligations under the Powerdirect Sale Agreement, give notice of its intention to terminate the agreement. If Completion does not occur within 10 business days of such notice, then the Powerdirect Sale Agreement will terminate. If the Powerdirect Sale Agreement is terminated under such circumstances, it will have no further effect and no party will have any claim against the other, except in respect of a past breach.

The Powerdirect Sale Agreement requires the Purchaser to provide a bank guarantee (the Performance Bond) for an amount of $10,000,000 at the time of execution of the Powerdirect Sale Agreement. The Performance Bond is provided for the purpose of securing the performance by the Purchaser of its obligations under the Powerdirect Sale Agreement prior to or at Completion. The State may draw down the Performance Bond and retain the proceeds as liquidated damages if the Powerdirect Sale Agreement is terminated as a result of a breach by the Purchaser.

Price and Payment

The initial purchase price for Powerdirect and PDUS is $1,200 million (the Initial Purchase Price).

The Powerdirect Sale Agreement provides for certain movements in working capital to be the subject of an adjustment to the Initial Purchase Price following Completion, provided the adjustments amount to more than $500,000. The working capital adjustment relates to movements in specified items from the forecast working capital amount of $56 million as at the Effective Time. The Effective Time is defined as the beginning of the first day of the calendar month in which Completion occurs.

Ergon Energy is permitted to sweep any cash held by Powerdirect immediately prior to Completion through declaration of a dividend/or repayment of inter-company debt.

Restrictions in conduct of business prior to completion

The Powerdirect Sale Agreement contains restrictions on Powerdirect from entering into certain transactions prior to Completion, including in respect of the duration, face value and creditworthiness for electricity hedging transactions, environmental product transactions, diesel swaps and in respect of the duration and face value of electricity purchase and electricity sale agreements or any Material Contract (which includes any contract or commitment involving gross revenue or gross expenditure exceeding $2.5 million).

Warranties

Ergon Energy and the State give certain warranties in favour of the Purchaser in the Powerdirect Sale Agreement. Neither Ergon Energy nor the State will be liable for any warranty claim unless a

claim is made within one year after the completion of the acquisition and legal proceedings have been issued and served on Ergon Energy or the State within six months of notice of a warranty claim. The maximum aggregate liability of Energex and the State for a warranty claim is 30% of the sum of the Initial Purchase Price. However, the maximum aggregate liability for a warranty claim related to title issues is 100% of the sum of the Initial Purchase Price and estimated Queensland stamp duty.

Neither Ergon Energy or the State will be liable for any warranty claim if the warranty claim is less than $500,000 and until the total of all amounts for all warranty claims exceeds $5,000,000.

The Purchaser's sole remedy for a breach of warranty is damages and the Purchaser will not be entitled to terminate or rescind the Powerdirect Sale Agreement

Tax Indemnity

Ergon Energy provides the Purchaser with a tax indemnity in respect of any tax incurred, but not paid, prior to Completion The tax indemnity does not apply to any claim made on or after the fifth anniversary of Completion.

Intercompany Debt

The Powerdirect Sale Agreement provides a mechanism for the repayment and write-off of inter-company receivables and payables immediately prior to Completion.

Employees

Under the Powerdirect Sale Agreement the Purchaser has undertaken to procure that Powerdirect continues to employ, and maintain the current terms of employment of, certain employees until 30 June 2008. These employees are the employees of the Powerdirect Group who are covered by the Ergon Energy Certified Agreement 2005 and who are not on individual employment contracts.

Non-compete

The Powerdirect Sale Agreement prohibits Ergon Energy and Energex (or any of their restricted subsidiaries) from entering into any contract for the sale of electricity in Queensland (subject to some exceptions) or from allowing use of the "Energex" or "Ergon" brands to sell electricity until 19 February 2012.

Separation issues

Under the Powerdirect Sale Agreement, Ergon Energy is required post-Completion to provide Powerdirect with employees, IT Systems, access to office space, services and information on a short term basis to assist Powerdirect to transition its business away from dependence on Ergon Energy and its related corporations. In particular Ergon Energy is obliged to provide Powerdirect with billing and other services in respect of Powerdirect's contestable customers until 30 April 2007 or when Powerdirect's own systems are capable of undertaking these functions internally (if later).

9.3 Powerdirect Transition Services Agreement Summary

General

Powerdirect has entered into a Transition Services Agreement with Energex for the provision of transition services for the approximately 390,000 Mass Market customers transferred to Powerdirect from Sun Retail. The TSA is designed to provide Powerdirect with "business as usual" services for these Mass Market customers until Powerdirect can implement replacement service arrangements or achieve self sufficiency.

Energex provides transitional services to Powerdirect, Sun Retail, Sun Gas and AllGas under separate transitional services agreements. Energex (and SEPL and SPARQ) also provides similar

services to Ergon Energy. The TSA provides for non-discriminatory provision of the services and the ring fencing of each user's customer information.

Commencement Date & Duration

The TSA was executed by Energex and Powerdirect on 1 November 2006 (i.e. on and from the transfer of approximately 390,000 non-contestable electricity customers from Sun Retail to Powerdirect). The TSA runs for 18 months from 1 November 2006 (ie, until 1 May 2008). However, Powerdirect is obliged to use its best endeavours to migrate off the TSA services as soon as is reasonably practicable.

Services

Under the TSA, Energex agrees to provide to Powerdirect call centre and billing services in respect of Powerdirect's non contestable customers Energex will not offer any capability for Powerdirect to meet the requirements of FRC (other than FACOM separation).

The TSA includes an obligation on Powerdirect to test and commission its own FRC IT system by 1 July 2007.

The provision of services is conditional on Energex obtaining the third party consents and sub-licences required to provide the services to Powerdirect (at Powerdirect's cost).

Service Levels

The TSA is characterised by generally inflexible service terms (long lead times and subject to Energex cooperation). There is little ability to change Powerdirect's operational procedures or policies. Services are generally provided at "arms length", with limited access rights, limited ability to actively use the Energex call centre for new marketing initiatives (including pre FRC marketing) and long lead times for changes to processes and scripts etc.

Energex prioritises provision of services to network issues before services under the TSA (Powerdirect has indicated that Energex's limited resources will be an issue for service provision and data migration under the Powerdirect TSA).

Service Charges

Service charges of approximately $18.6 million per annum will be payable by Powerdirect under the TSA. The TSA does not include any incentive charging arrangements referenced to Energex meeting the stated service levels, nor are there any penalty charges for Energex failing to meet the stated service levels.

Termination

Powerdirect can terminate the services on 3 months' notice, subject to FACOM separation for non-contestable customers (FACOM is the Energex legacy customer information and billing system used to bill the Sun Retail and Powerdirect Mass Market customers in Queensland). Energex has the ability to extend this notice period for a further 3 months in some circumstances – e.g. congestion of Energex resources delaying migration).

No break costs apply for termination by 3 months notice (although if data has not been successfully migrated by the end of the 3 month period, Powerdirect must compensate Energex for its reasonable costs of providing additional / continued services).

Individual services can be terminated earlier under mandatory change provisions, but Powerdirect is potentially then liable for Energex's reasonable break costs (which will not include Energex's loss of profit).

Limitations of Liability

Powerdirect has very limited rights of recourse to Energex for breaches of the TSA, or failures to achieve the required service levels. The liability of Energex for breaches (including negligence) shall not exceed:

a) $100,000 in respect of any one event or omission (or series of related acts or omissions); and

b) $5 million in the aggregate.

Energex has no liability for consequential or indirect loss or any loss of profit, revenue or goodwill.

Indemnities

Powerdirect must indemnify Energex (and Energex's related corporations and subcontractors) for any liability as a result of Powerdirect not complying with the TSA, or any claims against Energex (or Energex's related corporations and subcontractors) from persons to whom the Services are re-supplied (i.e. customers of Powerdirect) – even if caused by the indemnified person's negligence, fraud or other breach or default.

Powerdirect is also required to release and indemnify Energex for disclosure by Energex of any confidential information of Powerdirect.

9.4 Powerdirect Retail Allocation Agreement Summary

General

The Retail Allocation Agreement is required because metering arrangements and FACOM limitations mean that the approximately 390,000 Mass Market customers transferred from Sun Retail to Powerdirect cannot be separately identified and managed within FACOM.

Sun Retail remains the local retailer for the Energex area, for the purposes of the NEM Rules, notwithstanding the RAA arrangements. Absent the RAA, Sun Retail would be financially responsible for all Mass Market customer load within the Energex area. Accordingly, the RAA establishes an arrangement whereby Energex will:

a) continue to collect all customer revenues from the non-contestable customers of both Sun Retail and Powerdirect;

b) distribute, from these customer revenues, amounts owed by Sun Retail and Powerdirect to NEMMCO (for electricity purchases), Energex (for DUOS and other network charges) and the State (for community service obligations etc); and

c) distribute any net proceeds to Sun Retail and Powerdirect in accordance with a stated "waterfall" of payments.

The receipts and payment from the Energex account will be made on the basis of a deemed allocation between Sun Retail and Powerdirect of 71/29%.

Commencement Date & Duration

Sun Retail, Powerdirect, Energex (trading as Metering Dynamics), Energex and the State entered into the RAA on or about 1 November 2006.

The RAA will terminate 8 months after the date upon which FACOM is able to separately identify the Mass Market customers of both Sun Retail and Powerdirect.

Appointment of Energex as Agent

Energex will continue to invoice the Mass Market customers of both Sun Retail and Powerdirect as agent of Sun Retail and Powerdirect.

Energex will collect all payments by the Mass Market customers of both Sun Retail and Powerdirect and allocate those receipts to the satisfaction of payment obligations to NEMMCO (for wholesale electricity purchases from the NEM), Energex (for DUOS charges) and the State (for community service obligations and other obligations). Residual balances will be allocated to Sun Retail and Powerdirect on a 71/29 basis.

True Up Arrangements

Energex will, once it is able to separately identify the Mass Market customers of Sun Retail and Powerdirect in FACOM, conduct a "true up" of the unbilled energy, debtors and security deposit balances for each of Sun Retail and Powerdirect.

Indemnity & Release

Powerdirect indemnifies Energex for any liabilities arising out of its breach or default (other than where the breach or default is caused by Energex's gross negligence or fraud). Powerdirect also releases Energex from any claim by Powerdirect arising out of Energex's breach or default (other than where the breach or default is caused by Energex's gross negligence or fraud).

Limitations on Liability

The RAA excludes all implied representations and warranties regarding the services provided by Energex.

Energex has no liability for consequential or indirect loss or any loss of profit, revenue or goodwill.

Guarantee of Powerdirect's Obligations

The State guarantees the obligations of Powerdirect to Sun Retail under the RAA (and vice versa).

Termination

The terms of the RAA do not permit termination by the parties.

9.5 Powerdirect Interim Coordination Agreements Summary

General

Powerdirect has entered into an Interim Coordination Agreement with each of Energex and Ergon Energy. The ICAs govern the "use of system" relationship between Energex and Ergon Energy as electricity distributors respectively, and Powerdirect as an electricity retailer in each case, in connection with the supply and sale of electricity to Powerdirect customers connected to the Energex and Ergon Energy distribution networks.

Commencement Date & Duration

The commencement date of both ICAs is 1 November 2006.

The ICAs may only be terminated by notice in very limited circumstances including, for example, the termination or either party's retail or distribution authority or registration as a Market Participant or Network Service Provider under the National Electricity Rules.

The Ergon Energy ICA automatically terminates on the date FRC is introduced.

In the case of the Energex ICA certain provisions will continue on foot after the introduction of FRC until there are no customers remaining in FACOM. The continuing ICA provisions will facilitate the provision of electricity retail and distribution services to the approximately 390,000 Mass Market Powerdirect retail customers in accordance with the terms of the TSA.

General Terms

The ICAs include standard use of system / coordination agreement terms. As noted above, the ICA with Energex has been tailored to reflect the RAA and TSA arrangements applying prior to FRC.

Bad Debts

Powerdirect bears the risk of customer default in the payment of Energex and Ergon Energy network charges.

Distributor Indemnities

Energex and Ergon Energy each indemnify Powerdirect under their respective ICAs against any:

a) claim against Powerdirect by a customer regarding the quality of, or interruptions to, the connection and supply of electricity by the distributor, but only to the extent that the distributor would have been liable to that customer if it had claimed under its customer connection agreement;

b) claim against Powerdirect for breach by Powerdirect of any conditions, warranties or terms implied by Part V of the Trade Practices Act 1974 or equivalent state legislation ("TPA") concerning the supply of electricity by the distributor where:

    (i) that breach occurred as a result of the acts or omissions of the distributor; and

    (ii) Powerdirect had limited its TPA liability to the maximum extent permitted by law (limited to the amount of Powerdirect's direct loss);

c) claims in connection with the wrongful disconnection of a customer's connection point by the distributor other than claims in connection with a service order request by Powerdirect that results in a wrongful disconnection by the distributor (limited to $500,000 per customer per financial year for each claim by a customer); and

d) claims in connection with the distributor's failure to comply with the enquiries, complaints and claims provisions of the ICA (limited to $500,000 per claim).

Powerdirect Indemnities

Powerdirect indemnifies each of Energex and Ergon Energy under their respective ICAs for claims in connection with:

a) any failure by Powerdirect to provide accurate information to the distributor in connection with a service order request;

b) a Service Order Request by Powerdirect that results in a wrongful disconnection of a Customer's Connection Point by the distributor; and

c) any failure to comply with the enquiries, complaints and claims provisions of the ICA.

   (all limited to $500,000 per claim).

Powerdirect also indemnifies each of Energex and Ergon Energy under their respective ICAs against all claims arising from, or incurred by them as a consequence of cessation of supply as a result of a disconnection pursuant to a Service Order Request, except to the extent that the claim arises from

the negligent or reckless act or omission of the distributor, or from a breach by the distributor of the ICA or any applicable law (also limited to $500,000 per claim).

9.6 Sun Gas Acquisition

AGL Sales Pty Limited completed the acquisition of Sun Gas on 1 February 2007 pursuant to a Share Sale Agreement dated 26 November 2006 between Energex, the State, AGL Sales Pty Limited (as Purchaser) and AGL (the Sun Gas Sale Agreement).

The terms of the Sun Gas Sale Agreement do not materially differ from the terms of the Powerdirect Sale Agreement and also provides for Energex as vendor to give certain warranties and indemnities in respect of the Sun Gas business. These warranties are subject to various limitations as to time and amount.

Sun Gas also receives transitional services under a Transition Services Agreement dated on or about 31 October 2006 between Sun Gas and Energex on terms that do not materially differ from the terms of the Powerdirect TSA.

9.7 TIPS Transaction

On 29 January 2007 AGL entered into an Implementation Deed with CLP Australia Holdings Pty Ltd ("CLP") to effect AGL's acquisition from CLP of the 1,280MW Torrens Island Power Station ("TIPS") for $417m and sale to CLP of AGL's 180MW Hallett Power Station for $117m. The acquisition is due to complete on 2 July 2007. ACCC approval has been sought in relation to the transaction.

TIPS Implementation Deed

The sale of HPS will be effected by an asset sale from AGL to CLP. The acquisition of TIPS will be effected by the acquisition of either TRUenergy SA Generation Pty Ltd ("SA Gen") and TRUenergy Torrens Island Pty Ltd ("TIPL") under the Downstream Share Sale Agreement or of TRUenergy Australia Pty Ltd ("TAPL") under the Upstream Share Sale Agreement.

The acquisition of TIPS is also linked to the transfer to AGL of the majority of the gas haulage entitlements and commitments held by TRUenergy Pty Limited ("TPL") in respect of the SEA Gas transmission pipeline between Port Campbell in Victoria and Adelaide in South Australia. CLP and AGL intend that TPL's foundation shipper agreement for the SEA Gas pipeline ("SEA Gas FSA") will be substantially novated to an AGL entity (the "AGL Shipper").

If the SEA Gas FSA cannot be novated on Completion (because of a failure to obtain the required counterparty consents), then the CLP and AGL parties will enter into a back to back arrangement. Under this arrangement (which will initially be based on an agreed binding terms sheet), TPL will pass through to the AGL Shipper such haulage rights as are required to place the AGL Shipper in the same position as if the SEA Gas FSA had been substantially novated to the AGL Shipper. However, TPL will retain the direct contractual relationship with the counterparties to the SEA Gas FSA.

The Downstream Share Sale Agreement will only be used if CLP and AGL obtain the consent of the SEA Gas Partners (other than CLP/TRUenergy entities) and the SEA Gas financiers (the SEA Gas Consent Parties) to:

a) releasing TAPL from its obligations under the SEA Gas Credit Support Agreement (including the restriction on transfer of the shares in SA Gen by TAPL);

b) releasing SA Gen from its rights and obligations under the SEA Gas Credit Support Agreement and Foundation Shipper Guarantee (whereby SA Gen guarantees the obligations of TPL under the SEA Gas FSA to the SEA Gas Partners); and

c) if the FSA Novation Deed is entered into, that the AGL Shipper is not required to assume the same level of obligations as applied to TPL under the SEA Gas Credit Support Agreement,

If the consent of the Sea Gas Consent Parties cannot be obtained within a reasonable timeframe, CLP and AGL will use the Upstream Share Sale Agreement.

TIPS Energy Agreements

Under both the Downstream Share Sale Agreement and Upstream Share Sale Agreement, TPL and the relevant Buyer will be bound by binding terms sheets for:

a) a gas sales agreement from TPL to an AGL entity for approximately 300PJ, expiring in 2017;

b) a gas swap agreement between TPL and an AGL entity;

c) a gas storage agreement for the provision by TPL of firm and non firm capacity at its Western Underground Gas Storage facility at Port Campbell ("WUGS") to 2017;

d) an arrangement for TPL to provide AGL with transportation rights in respect of the WUGS lateral to the SEA gas pipeline.

The parties are required to negotiate fully documented agreements in due course.

AGL will also enter into electricity derivatives with TRUenergy referenced against the South Australian node in quantities that are material, but substantially less than the capacity of TIPS

TIPS Share Sale Agreements

General

The Upstream Share Sale Agreement and the Downstream Share Sale Agreement are presently unexecuted but in agreed form. Their terms and conditions are described below. With the exception of the TAPL restructure condition precedent included in the Upstream Share Sale Agreement (described below) the terms and conditions of the respective Share Sale Agreements do not materially differ from each other.

The parties to the Downstream Share Sale Agreement are TAPL ("Downstream Seller"), an AGL entity to be nominated as the buyer ("Downstream Buyer"), CLP as Seller Guarantor and AGL as Buyer Guarantor. The Downstream Share Sale Agreement provides for the sale of all of the issued shares in SA Gen and all of the issued shares in TIPL (together the "Downstream Target") for a purchase price of $416,999,999 and $1 respectively.

The parties to the Upstream Share Sale Agreement are CLP Australia Energy Holdings Pty Ltd ("Upstream Seller"), an AGL entity to be nominated as the buyer ("Upstream Buyer"), CLP as Seller Guarantor and AGL as Buyer Guarantor. The Upstream Share Sale Agreement provides for the sale of all of the issued shares in TAPL (the "Upstream Target") for a purchase price of $417,000,000. TAPL is the holding company of SA Gen and TIPL.

Conditions Precedent

Under both of the Share Sale Agreements, completion of the sale of the shares in the relevant Target is conditional upon the following:

a) ACCC clearance of, or confirmation of no objection to, the sale of the relevant Target to the relevant Buyer;

b) no Critical Adverse Change has occurred (i.e. no event reducing TIPS nameplate capacity of 1,280MW by 30% or more (which would not be rectified within 18 months) has occurred and no Material Adverse Change (discussed below) has occurred that would reduce the purchase price by $208,500,000 or more);

c) FIRB approval (if required by law); and

d) Release of SA Gen's obligations to Ecogen Energy under a Guarantee & Indemnity Deed Poll entered into in connection with a hedge agreement between Ecogen Energy Pty Ltd and TRUenergy Pty Ltd dated 6 May 1999.

Further, completion under the Share Sale Agreements is conditional upon completion occurring under the Hallett Business Sale Agreement, which is intended to occur simultaneously.

Additional Upstream Condition Precedent - TAPL Restructure

The Upstream Share Sale Agreement contains an additional condition precedent: TAPL must be restructured so that at Completion its only subsidiaries are SA Gen and TIPL.

Price and Payment

The purchase price for the Target is a total of $417,000,000.

The Share Sale Agreements provide for the purchase price to be adjusted following Completion by certain limited movements in working capital.

Material Adverse Change

If, between execution of the Implementation Deed and Completion, an event occurs or circumstance arises, that adversely affects the ability to operate and generate electricity at TIPS (a Material Adverse Change) and results in a reduction in the value of TIPS greater than $2,000,000 then the purchase price to be paid by the Buyer may be reduced by the same amount. Industrial disputes and events or circumstances affecting the electricity industry generally do not constitute a Material Adverse Change. The reduction in the value of TIPS may be referred to an independent expert for determination.

Warranties

The Seller gives certain warranties in favour of the Buyer under the Share Sale Agreements. Warranty claims must be made within 4 years for stamp duty warranties, 3 years for other tax and title warranties and 1 year for all remaining warranties.

The Seller will not be liable for a warranty claim unless the amount claimed is more than $100,000 and once the aggregate amount of all warranty claims exceeds $2,000,000 (in which event the Buyer may claim the whole amount).

The Seller's maximum liability for warranty claims, tax claims or any other claim is $145,950,000.

Termination

If the Conditions Precedent have not been satisfied or waived by 5pm, 28 September 2007, either party may terminate the relevant Share Sale Agreement by notice (provided that the terminating party has complied with its obligation to apply reasonable endeavours to the satisfaction of the Conditions Precedent).

Further, the Seller may terminate the relevant Share Sale Agreement by notice to the Buyer (provided the ACCC condition precedent has not been satisfied or waived) at any time after:

a) the ACCC formally notifying its intention to oppose or take any action under section 50 in respect of the sale of the shares;

b) the ACCC making a determination under section 95AM of the TPA refusing clearance to a formal application for approval of the acquisition;

c) 15 days after the ACCC grants clearance to a formal application subject to conditions under section 95AP of the TPA; or

d) 31 May 2007.

Indemnities

The Seller provides an indemnity to the Purchaser in respect of any Tax Claims received or suffered by the Target. The indemnity will not apply to matters notified to the Seller more than 5 years after Completion.

The Seller also provides the Buyer with indemnities with respect to stamp duty, certain financing arrangements which are to be discharged at completion and for a breach of the representations or warranties in the agreement.

Hallett Business Sale Agreement

The Hallett Business Sale Agreement ("BSA") is also presently in unexecuted, but agreed, form. Its terms and conditions are described below.

The BSA is between AGL Electricity (Vic) Pty Ltd and AGL Wholesale Gas Limited (together the "Vendors"), AGL Corporate Services Pty Ltd ("AGL CS"), a TRUenergy entity to be nominated as the purchaser ("Purchaser"), AGL as Vendor Guarantor and CLP as Purchaser Guarantor. The BSA is intended to effect the asset sale of Hallett Power Station ("HPS") as a going concern from the Vendors to the Purchaser.

Conditions Precedent

The BSA and Completion of the sale of HPS are conditional upon:

a) consents of counterparties to the novation of the Transmission Connection Agreement with ElectraNet Pty Limited, a term sheet for provision of gas transportation services with Epic Energy South Australia Pty Limited and an HPS Connection Deed (connection sharing agreement) with Brown Hill Pty Limited from the Vendors to the Purchaser;

b) transfer or grant of generation licence and NEMMCO registration to allow the Purchaser to operate HPS;

c) the ACCC having granted clearance to, or stated that it will not object to, the sale of the HPS either unconditionally or subject to conditions or requirements that are reasonably acceptable to the Purchaser and the Vendors;

d) FIRB approval of the sale and purchase of HPS;

e) no Critical Adverse Change has occurred (i.e. no event reducing HPS nameplate capacity of 180MW by 30% (which would not be rectified within 18 months) or more has occurred and no Material Adverse Change (discussed below) has occurred that would reduce the purchase price by $58,500,000 or more);

f) Brown Hill Pty Limited consents to the sale of HPS under the HPS Connection Deed; and

g) arrangements having been made with NEMMCO to allow HPS to achieve a level of technical compliance that permits registration of HPS by the Purchaser.

Price and Payment

The purchase price for HPS is $117,000,000.

The agreement provides for the purchase price to be reduced, on Completion by an amount equal to 100% of the annual leave and long service leave liability recognised in relation to the Transferring Employees.

Material Adverse Change

If, between execution of the Implementation Deed and Completion, an event occurs or circumstance arises, that adversely affects the ability to operate and generate electricity at HPS (a "Material Adverse Change") and results in a reduction in the value of HPS greater than $1,000,000 then the purchase price to be paid by the Purchaser may be reduced by the same amount. Industrial disputes and events or circumstances affecting the electricity industry generally

do not constitute a Material Adverse Change. The reduction in the value of HPS may be referred to an independent expert for determination.

Warranties

The Vendors and AGL CS (the "Warrantors") give certain warranties in favour of the Purchaser under the BSA. Warranty claims must be made within 3 years for title warranties and 1 year for all remaining warranties.

The Warrantors will not be liable for a warranty claim unless the amount claimed is more than $50,000 and the aggregate amount of all warranty claims exceeds $500,000 (in which event the Purchaser may claim the whole amount).

The Warrantor's maximum liability for warranty claims, or any other claim under the BSA is $40,950,000.

Termination

If the Conditions Precedent have not been satisfied or waived by 5pm, 28 September 2007 either party may terminate the agreement by notice provided that the terminating party has complied with its obligation to apply reasonable endeavours to the satisfaction of the Conditions Precedent.

Further, the Vendors may terminate the agreement by notice to the Purchaser (provided the ACCC condition precedent has not been satisfied or waived) at any time after the earlier of:

a) the ACCC formally notifying its intention to oppose or take any action under section 50 in respect of the sale of HPS;

b) the ACCC making a determination under section 95AM of the TPA refusing clearance to a formal application for approval of the acquisition;

c) 15 days after the ACCC grants clearance to a formal application subject to conditions under section 95AP of the TPA; or

d) 31 May 2007.

Hallett Energy Agreements

Subject to Completion under the BSA, AGL Wholesale Gas Limited will supply TPL with gas at HPS under a short-term and a long-term gas supply arrangement for annual contract quantities of 200TJ and 400TJ of gas respectively. The short-term agreement will expire on 31 December 2007 and the long-term agreement will expire on 1 January 2011.

9.8 Acquisition of QGC Shares

Transaction Overview

On 5 December 2006 Queensland Gas Company Limited and AGL announced that they had agreed to enter into arrangements under which AGL would acquire by way of subscription a 27.5% of the issued shares in QGC. The arrangements also involved AGL and QGC entering into a Gas Sales Agreement and Gas Market Development Services Agreement. These agreements are conditional upon the subscription for shares under the Subscription Agreement occurring.

9.9 Subscription Agreement

General

AGL has agreed to subscribe for, and QGC has agreed to issue, such number of shares in QGC as are equal to 27.5% of the total shares in QGC at a price of $1.44 per share. This subscription arrangement is arranged under a Subscription Agreement between AGL and QGC (the "Subscription Agreement"). Subject to approval of the Sentient Transaction (discussed below) the total consideration payable for the subscription is approximately $292 million. Under the

Subscription Agreement AGL have an option to acquire further shares in QGC up to a maximum of 30%. The parties propose to amend the Subscription Agreement under an Amending Deed which is yet to be finalised.

Conditions Precedent

The obligations of AGL and QGC under the Subscription Agreement are conditional upon:

a) an independent expert concluding in a report that the transaction is fair and reasonable;

b) Santos not having acquired a voting power in QGC of 50% or more prior to the end of the extraordinary general meeting to approve the subscription;

c) QGC Shareholders approving the transaction;

d) approval of ASX quotation of the AGL Shares, subject to customary conditions; and

e) any other approvals of Government Agencies which are necessary or which QGC and AGL agree are desirable to implement the transaction.

the conditions must be satisfied or waived by 4 March 2007 otherwise either party may terminate the agreement.

Sentient Transaction

QGC propose (subject to shareholder approval) to acquire from the Sentient Group certain legal and beneficial permit interests through the acquisition of certain Sentient Group companies. In consideration of the acquisition of these interests QGC is proposing to issue a total of 53,429,373 shares to Sentient Group companies (the "Sentient Transaction").

If the Sentient Transaction is not approved by QGC Shareholders the AGL Transaction will still proceed (if approved) but the amount invested by AGL will be approximately $263 million rather than $292 million for the 27.5% shareholding.

Meeting

Once a draft of the Explanatory Memorandum has been approved, QGC must convene a meeting and do all things as may reasonably be necessary to ensure that each of the resolutions to be considered at the meeting is passed by the required majority.

Covenants

QGC has undertaken that it will not (on or before the subscription completion date) make any changes to its share capital (other than the Sentient Transaction), declare any distributions or change or dispose a whole or substantial part of its business or property.

Option over shares

If QGC shareholders do not approve the Sentient Transaction and QGC later makes an issue to Sentient (other than as part of a pro rate issue to AGL and Sentient), AGL has an option to acquire up to 30% of the shares allotted to Sentient at the lower of $1.44 per share or the Volume Weighted Average Price for shares over the five trading days prior to the allotment to Sentient.

Standstill

AGL must not hold more than 30% of the voting power in QGC for the two years after the subscription completion date. This does not apply where a takeover bid has been made, or a scheme of arrangement proposed with respect to the shares of QGC, such that a person would

become the holder of all of the shares or if a majority of non-AGL QGC directors determine the restriction will not apply.

Nominee Directors to QGC Board

Under the Subscription Agreement AGL has the right, subject to shareholder approval, to nominate three nominee directors to the QGC board.

Termination

AGL may terminate the Subscription Agreement in the event of material breach or non fulfilment of QGC's covenants, if the transaction fails to be recommended by the majority of QGC directors, material breach by QGC of the Subscription Agreement or any member of the QGC Group suffers an insolvency event.

QGC may terminate the Subscription Agreement is there is a material breach or non-fulfilment of the AGL's warranties, material breach by AGL of the Subscription Agreement, or AGL suffers an insolvency event.

9.10 QGC Gas Supply Agreement

General

AGL and QGC have agreed a binding term sheet dated 4 December 2006 for the long term supply of gas to AGL commencing from 1 January 2008 (the "Gas Supply Agreement"). The Gas Supply Agreement is conditional upon the issue of the shares in QGC provided for under the Subscription Agreement.

Term and volume

The term of the Gas Supply Agreement is for 20 years from the commencement date and for a volume of gas of 540 PJ.

Project Area

The sources of gas specified in the Gas Supply Agreement are:

- blocks 2380 and 2453 within ATP 632P, including PL201 (Berwyndale)
- ATP 610P (Bellevue)
- ATP 620P and any petroleum leases extracted therefrom including petroleum leases 179 (Argyle), 228 (Kenya), 229 (Argyle) and PL 180 (Lauren); and
- Blocks 2599, 2600 and 2672 within ATP 648P (Kenya East).

These sources are subject to existing supply commitments to CS Energy Ltd, Incitec Pivot Limited and the Condamine Power Station ("Foundation Customers"). These are unaffected by this gas supply arrangement with AGL.

Reserves

QGC may sell gas to other sellers from the Project Area, so long as this does not affect its ability to supply AGL or if the sale to other sellers is conditional on QGC obtaining adequate certification that the reserves are over and above those which are committed to the AGL and to other buyers.

At least once a year, QGC must provide a reserves certificate from an independent expert. In the event of insufficient reserves and if QGC has acted as a reasonable and prudent operator, QGC will not be liable for its inability to meet its supply obligations. Where there are insufficient reserves, QGC may curtail AGL's supply but only in the same proportion as all other buyers in the Project Area (except for Foundation Customers).

Where the reduction or curtailment of gas exceeds 15% of the maximum daily quantity ("MDQ") and continues for 12 consecutive months, AGL may reduce its MDQ to the average quality that QGC indicates it can supply. However, where the reserve shortfall is rectified, QGC must offer the original supply volumes to AGL.

Supply Volumes

Volumes of gas supplied to AGL will increase over time until contract year 10 at which point the volumes will be remain constant until the end of the Gas Supply Agreement.

AGL also has two options to increase its supply volumes.

If there are insufficient reserves to sustain the increased volume, AGL may elect to accept a partial increase to the extent of available reserves. However, QGC must not enter into other supply arrangements that would result in it being unable to fulfil its commitments under AGL's options.

Quantity

AGL is required to take a minimum quantity of gas each year on a take or pay basis.

Gas Quality

Gas supplied must meet the requirements of AS4564 – "Specification for General Purpose Natural Gas".

Failure to Supply

If QGC fails to supply AGL on any given day, then QGC is liable for the lesser of:

- the difference between what AGL would have paid if QGC had met its supply obligations and the cost of obtaining an alternative source of gas; or
- the quantity of gas not delivered multiplied by 50% of the contract price.

9.11 QGC Gas Market Development Services Agreement

AGL and QGC have agreed a binding term sheet dated 4 December 2006 for the provision of market development services in connection with the Gas Supply Arrangements to AGL commencing from 1 January 2008 (the "GMDSA"). The agreement is to commence on 1 April 2007 and ends on 31 December 2010 ("Contract Term"). The GMDSA is conditional upon the issue of the shares in QGC provided for under the Subscription Agreement.

Gas Market Development and Transportation Services

The services apply to the "Pipeline Network" comprising:

- Roma Brisbane Pipeline;
- Queensland Gas Pipeline;
- South West Queensland Pipeline;
- Moomba Adelaide Pipeline; and
- Moomba Sydney Pipeline.

Under the GMDSA, QGC may by 30 June each year offer quantities of gas to AGL on proposed terms for delivery to a nominated delivery point These quantities are capped at 7PJ for 2008, 10PJ for 2009 and 12PJ for 2010.

If AGL does not accept the offer by 31 October of that year, AGL must then offer QGC any of its unutilised pipeline capacity on the Pipeline Network. If QGC accepts this offer AGL must use best

endeavours to procure that the pipeline capacity requested by QGC is made available (subject to, and on the terms and conditions of, the relevant transportation agreement).

AGL's transport obligations are subject to QGC not selling the gas transported to its customers on terms more favourable than in its proposed offer to AGL.

QGC must also reimburse AGL for its costs in providing the transportation services being:

- for interruptible service - the actual cost AGL is liable to pay to the pipeline owner for the interruptible service;
- for a firm service for which AGL has already paid – the service cost AGL is liable to pay the pipeline owner for the assignment of the firm service, plus any commodity charges or overrun charges (as applicable).

As Available Gas Supply Service

QGC may request an As Available Gas Supply Service under which it agrees to purchase any gas that AGL has contracted to purchase but which is surplus to AGL's requirements. Where QGC makes such a request, AGL must provide notice indicating whether it can provide all, part or none of the requested supply.

Where QGC accepts AGL's As Available Gas Supply Service, it must pay the gas price and transportation tariffs plus a margin capped at 5%.

Service Fee

Over the Contract Term, QGC is liable to pay $22.5 million to AGL in quarterly instalments of $1.875 million.

Liability

AGL's maximum liability under this agreement does not exceed $22.5 million.

SECTION 10

Additional information

10. Additional information

Under section 712 of the Corporations Act, Section 1 "Profile of AGL Energy" of the Old AGL Scheme Booklet is incorporated into this Prospectus. Section 1 of the Old AGL Scheme Booklet includes a summary of the Company's constitution and the rights attaching to the Shares.

10.1 Registration and listing

The Company was incorporated as a proprietary company on 30 June 2005. The Company was registered as a public company in New South Wales on 17 February 2006.

The Company was admitted to ASX's official list on 12 October 2006.

10.2 Dividend Reinvestment Plan

The Directors have approved and may implement a Dividend Reinvestment Plan ("DRP").

The rules of the DRP are typical of a dividend reinvestment plan operated by an ASX listed company. Shareholders who elect to participate in the DRP will be able to reinvest the dividends they are entitled to receive into Shares rather than receiving those dividends in cash. Shareholders may choose to participate in the DRP in respect of some or all of their Shares.

The DRP will commence on the date determined by the Board, and may be varied, terminated or suspended by the Board at any time, according to the rules of the DRP. As at the Prospectus Date, the Board has not decided to commence the DRP.

The Directors may exclude shareholders in certain countries from participating in the DRP where the Board determines the action required to be taken by AGL to be excessive or impracticable.

A copy of the rules of the DRP will be made available by the Company to Shareholders in advance of the record date for the first dividend in respect of which the Board determines to commence the DRP. Alternatively, a copy of the rules of the DRP will be available on the Company's website at www.agl.com.au.

10.3 Employee Incentive Plans

Upon the Old AGL Scheme occurring, all rights under the Old AGL employee incentive plans vested entirely.

The Company has the following share and incentive plans in place as at the date of this document:

- the Share Reward Plan;
- the AGL Share Purchase Plan;
- the Short Term Incentive Plan; and
- the Long Term Incentive Plan.

The Terms of these Plans are summarised below.

The remuneration strategy for the senior employees of the Company will be delivered through a combination of fixed remuneration and short and long term incentives. Consequently, the Company has adopted a short term incentive plan ("STIP") and a long term incentive plan ("LTIP"). The STIP will provide awards based on the Company's performance and individual performance targets, while the LTIP is designed to align the interests of employees of the Company with those of Shareholders. These plans are intended to ensure that the Company will be able to attract and retain key employees and will form an integral component of the Company's remuneration structure for employees.

10.4 Share Reward Plan

10.4.1 Summary

Under the Share Reward Plan, each eligible employee will be invited on an annual basis to acquire up to $1,000 worth of Shares for no consideration, subject to the satisfaction of performance hurdles set by the AGL Board in its discretion. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have completed 12 months continuous service (or such lesser period as the AGL Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the Share Reward Plan ("*AGL Reward Plan Shares*") are registered in the names of and beneficially owned by the Plan Participants. As at 19 February 2007, the Share Reward Plan had not yet been activated.

10.4.2 Payment of purchase price

The trustee of the Share Reward Plan applies amounts contributed by AGL Companies for the purpose of funding the acquisition of the AGL Reward Plan Shares.

10.4.3 *Restrictions on disposal*

AGL Reward Plan Shares may not be disposed on before the earlier of three years after their date of acquisition or the Plan Participant ceasing to be employed by an AGL Company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

10.4.4 Dividends and voting rights

AGL Reward Plan Shares rank pari passu in all respects with all other Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other Shares.

10.5 AGL Share Purchase Plan

10.5.1 Summary

Under the AGL Share Purchase Plan, eligible employees, including AGL directors, will be invited to acquire AGL Shares with funds provided in lieu of remuneration entitlements they would otherwise have received. Eligible employees include full-time or permanent part-time employees (including directors) of AGL Companies who have attained the age of 18 years. Employees who are resident overseas can only participate at the Board's discretion.

Shares acquired under the AGL Share Purchase Plan ("AGL Purchase Plan Shares") are registered in the names of and beneficially owned by the Plan Participants. As at 19 February 2007, the AGL Share Purchase Plan had not yet been activated.

10.5.2 Payment of purchase price

The trustee of the AGL Share Purchase Plan applies amounts contributed by AGL Companies in lieu of remuneration entitlements which Plan Participants would otherwise have received for the purposes of funding the acquisition on-market or the subscription at market value of AGL Purchase Plan Shares.

10.5.3 Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earliest of 10 years after their date of acquisition, the plan participant ceasing to be employed by an AGL Company and the Board or the trustee determining that the shares should be freed from this restriction following the written request of the plan participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

10.5.4 Dividends and voting rights

AGL Purchase Plan Shares rank pari passu in all respects with all other Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other Shares.

10.6 Short term incentive plan

The STIP will provide for the payment in cash of annual incentive payments subject to the satisfaction of key performance indicators by eligible employees for the year in question which will be chosen for their relevance to business targets.

10.7 Long term incentive plan

10.7.1 Type of plan

The LTIP will involve the grant of Share Performance Rights. The Board will have an absolute discretion to grant, issue or transfer other securities of the Company to plan participants.

10.7.2 Eligibility

Eligible employees will be any employees of an AGL Company who are determined by the Board in its absolute discretion to be eligible to participate in the LTIP.

10.7.3 Awards

Awards will take the form of a grant of Share Performance Rights. Awards of Share Performance Rights will be made on an annual basis or at such other times as the Board in its absolute discretion may determine.

10.7.4 Share Performance Rights

Each Share Performance Right will give plan participants the right, subject to satisfaction of performance conditions, to acquire a Share for no consideration, unless the Board, in its absolute discretion, determines that consideration should be paid.

The Board will have an absolute discretion to determine the number of Share Performance Rights issued to a plan participant, and the performance conditions which must be satisfied before those Share Performance Rights can vest and the period over which those Share Performance Rights vest.

10.7.5 Performance Conditions

Share Performance Rights will be subject to a performance condition under which vesting will depend upon the Company's total shareholder return ("*TSR*").

Share Performance Rights awarded under the LTIP may also be subject to other performance conditions will be determined from time to time by the Board in its absolute discretion.

10.7.6 Vesting Period

Unless the Board in its absolute discretion otherwise determines, all Share Performance Rights will vest at the end of a three year vesting period subject to the satisfaction of the Performance Conditions applicable to those Share Performance Rights. As a transitional provision, the first award of Share Performance Rights after Completion will vest in two equal tranches, with the first tranche to vest approximately two years after the award and the second tranche to vest 12 months later.

Unless the Board in its absolute discretion otherwise determines, a plan participant ceases employment with an AGL Company as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances as the Board may determine, the Share Performance Rights held by that participant will vest subject to the satisfaction of performance conditions applicable to those Share Performance Rights.

All Share Performance Rights will vest in the event that a change in control of the Company occurs, subject to the satisfaction performance conditions applicable to those Share Performance Rights unless the Board, in its absolute discretion, determines that it is appropriate to waive the satisfaction of the Performance Conditions.

The Company may issue shares or acquire shares on ASX to satisfy Share Performance Rights which have vested.

10.7.7 Lapse of Share Performance Rights

Any Share Performance Rights that do not vest when Performance Conditions are applied to them will automatically lapse.

All Share Performance Rights of a plan participant will lapse where the participant ceases employment with an AGL Company for reasons other than death, total and permanent disablement, redundancy, retirement or such other circumstances as the Board in its absolute discretion may determine.

10.7.8 Participation rights

Share Performance Rights do not carry dividend or voting rights. However, Share Performance Rights will participate in bonus issues, rights issues and reconstructions and reorganisations of the capital of the Company in the same manner as Shares.

10.7.9 Administration

The Board will be responsible for the administration of the LTIP.

10.7.10 Variation

The Board will have an absolute discretion to amend, waive or modify the terms of the LTIP. However, no amendment may detract from any entitlement of a plan participant without the consent of that participant.

10.7.11 Granted Share Performance Rights

The following Share Performance Rights have been granted as at 21 February 2007:

Executive	No. of Share Performance Rights
Paul Anthony	187,801
Stephen Mikkelsen	16,285

10.8 Interests of Directors

Other than as set out below or elsewhere in the Prospectus, no Director or proposed Director:

- has or had at any time during the two years preceding the date of this Prospectus an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company, or in the Offer; and
- has been paid or agreed to be paid any amount, or has been given or agreed to be given any other benefit, either to induce him to become, or to qualify him as, a Director or otherwise for services rendered by him in connection with the formation or promotion of the Company or the Offer.

10.9 Directors Fees and Remuneration

10.9.1 Directors' fees

The maximum aggregate remuneration of non-executive directors of AGL was fixed by a resolution passed by Old AGL as AGL sole shareholder at A$1.5 million a year, inclusive of superannuation but exclusive of reimbursement of expenses and cannot be varied other than as determined by the Company in general meeting from time to time.

The structure of the remuneration is a base fee plus a Committee fee, where applicable, for participation by a non-executive Director in the Committees. Chairing a Committee attracts a higher fee rate. This structure ensures that the remuneration reflects the general responsibilities of individual Directors as well as the extra responsibilities and workload involved in participating in a Committee. The Chairman of the Board receives no extra remuneration for participation in or chairing Committees.

The annual remuneration to be paid (including superannuation) to the Chairman and non-executive Directors will be as follows:

- Mr Mark Johnson (Chairman): A$300,000;
- Mr Charles Allen: A$120,000 plus any relevant Committee fee;
- Ms Carolyn Hewson: A$120,000 plus any relevant Committee fee;
- Mr Max Ould: A$120,000 plus any relevant Committee fee;
- Mr Graham Reaney: A$120,000 plus any relevant Committee fee;
- Ms Sandra McPhee: A$120,000 plus any relevant Committee fee; and
- Mr Jeremy Maycock: A$120,000 plus any relevant Committee fee.

The AGL board considers that these amounts are in line with market rates for a company with the characteristics of AGL.

10.10 Director's Service Agreements

Details of the service agreement and remuneration of Paul Anthony are set out in Section 1 of the Old AGL Scheme Booklet, which is incorporated by reference into this Prospectus.

Directors' Interests in Shares and Share Performance Rights

Immediately prior to completion of the Offer, and immediately following the Offer, each of the Directors will have an interest (directly or indirectly) in the following Shares and options to acquire Shares in the Company:

Director	Pre Offer Number of Shares	Pre Offer Number of Share Performance Rights
Mark Johnson	204,003	-
Paul Anthony	309,230	187,801
Charles Allen	72,881	-
Carolyn Hewson	59,154	-
Max Ould	14,365	-
Graham Reaney	91,839	-
Sandra McPhee	3,200	-
Jeremy Maycock	9,700	-

None of the Directors will be participating in the Offer. The Directors who are registered shareholders may purchase additional Shares under the Share Purchase Plan.

10.11 Directors' indemnities

10.11.1 Deed of access, insurance and indemnity for Directors

The Company has entered into a deed of access, insurance and indemnity with each of the Directors. in summary, each deed includes the following:

- the Company's obligations to provide the Director with access to minutes, papers and accompanying documents referred to at Board and Committee meetings, and other information to which the Director was entitled, during the period of office of that Director;
- the Director's obligations of confidentiality;
- indemnification of the Director to the extent permitted by law;
- procedures for the notification and conduct of claims against or involving the Director, including in relation to the Director's entitlement to engage legal representation and the terms on which defence costs will be advanced to the Director in respect of such claims; and
- the Company's obligation to maintain a policy of insurance to insure the Director against liability incurred as a director and officer of the Company and its Subsidiaries.

10.11.2 Indemnities for AGL directors under the Constitution

The indemnification of Directors by the Company under its constitution is summarised in Section 1 of the Old AGL Scheme Booklet, which is incorporated by reference into this Prospectus.

10.12 Top 20 Shareholders

The table below sets out the top 20 shareholders of AGL as at 31 January 2007.

Shareholder	Number of Shares	% holding
National Nominees Limited	26,226,136	6.96%
JP Morgan Nominees Australia Limited	24,288,862	6.44%
Westpac Custodian Nominees Limited	20,773,449	5.51%
ANZ Nominees Limited	13,918,908	3.69%
HSBC Custody Nominees (Australia) Limited	10,461,341	2.77%
Citicorp Nominees Pty Limited	8,383,205	2.22%
Cogent Nominees Pty Limited	4,039,736	1.07%
AMP Life Limited	3,771,121	1.00%
Australian Foundation Investment Company Limited	3,716,991	0.99%
Queensland Investment Corporation	2,296,700	0.61%
Suncorp Custodian Services Pty Limited	1,960,466	0.52%
RBC Dexia Investor Services Australia Nominees Pty Limited	1,927,455	0.51%
UBS Nominees Pty Ltd	1,811,466	0.48%
Argo Investments Limited	1,780,979	0.47%
UBS Wealth Management Australia Nominees Pty Ltd	1,509,841	0.40%
Warbont Nominees Pty Ltd	1,428,341	0.38%
Labrador Pty Limited	1,263,150	0.34%
Questor Financial Services Limited	1,237,879	0.33%
Australian Reward Investment Alliance	1,083,612	0.29%
Custodial Services Limited	1,054,908	0.28%

10.13 Interests of Experts and advisers

Other than as set out below, no person named in this Prospectus as providing professional or advisory services in connection with the preparation of this Prospectus or any firm in which any such person is a partner:

- has or had at any time during the two years preceding the date of the Prospectus, any interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company, or the Offer; or
- has been paid or agreed to be paid any amount or given or agreed to be given any other benefit for services rendered by them in connection with the formation or promotion of the Company or the Offer.
- Deloitte Touche Tohmatsu:
  - provided the Independent Accountant's Report on the Pro Forma Financial Information set out at Section 6 of this Prospectus; and
  - carried out accounting work including certain due diligence with respect to the Offer.
  - The Company has paid or agreed to pay an amount of approximately $80,000 in respect of these services. Further amounts may be paid to Deloitte Touche Tohmatsu in accordance with time-based charges.
- Baker & McKenzie has acted as solicitors to the Company and performed work in relation to the Offer. The Company has paid or agreed to pay an amount of approximately $500.000 (plus disbursements) in respect of these services. Further amounts may be paid to Baker & McKenzie in accordance with time-based charges.
- UBS has acted as Underwriter to the Offer and will receive a management fee and reimbursement of its costs and expenses as detailed in the summary of the Underwriting Agreement set out in Section 9.
- JPMorgan has acted as Underwriter to the Offer and will receive a management fee and reimbursement of its costs and expenses as detailed in the summary of the Underwriting Agreement set out in Section 9.
- GSJBW has acted as Underwriter to the Offer and will receive a management fee and reimbursement of its costs and expenses as detailed in the summary of the Underwriting Agreement set out in Section 9.

10.14 Litigation

So far as the Directors are aware, there are no current or threatened legal or arbitration proceedings of a material nature in which the Group is directly or indirectly concerned which are likely to have a material adverse impact on the business or financial position of the Company.

10.15 Offer Expenses

If the Offer proceeds, the total estimated expenses in connection with the Offer (including advisory, legal, accounting, tax, listing and administrative fees as well as printing, advertising and other expenses) are estimated to be approximately $21,000,000.

10.16 Consents

The following parties have given, and have not, before the issue of this Prospectus, withdrawn their written consent to being named in the Prospectus and to the inclusion of the following information in the form and context in which it is included.

Each of the parties referred to below, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than the reference to its name and

the statement or report included in this Prospectus with the consent of that party as described below:

- Deloitte Touche Tohmatsu has consented to being named in the Corporate Directory as Investigating Accountants, to the inclusion of its Independent Accountant's Report on Pro Forma Balance Sheet information in Sections 6 of this Prospectus in the form and context in which they appear and as auditor of the Company in the Half Year Results Announcement incorporated by reference into this Prospectus, but it does not otherwise make or purport to make any other statement in this Prospectus.
- Baker & McKenzie has consented to being named in the Corporate Directory of this Prospectus as solicitors to the Company, but it does not make any statement in this Prospectus, nor is any statement in this Prospectus based on any statement by Baker & McKenzie.
- UBS AG has consented to being named as the Underwriter to the Offer and Financial Adviser on the Acquisition, but it does not make any statement in this Prospectus, nor is any statement in this Prospectus based on any statement by UBS AG.
- JPMorgan has consented to being named as the Underwriter to the Offer, but it does not make any statement in this Prospectus, nor is any statement in this Prospectus based on any statement by JPMorgan.
- GSJBW has consented to being named as the Underwriter to the Offer, but it does not make any statement in this Prospectus, nor is any statement in this Prospectus based on any statement by GSJBW.
- Link Market Services Limited has consented to being named in the Corporate Directory as the Registry for the Company. Link Market Services Limited has had no involvement in the preparation of any part of this Prospectus and its name appears for information purposes only.
- Standard & Poor's has consented to the inclusion in the Prospectus of statements made by it (and expressly attributed to it) concerning the expected credit rating of AGL after the Acquisition and Offer, but it does not make or purport to make any other statement in this Prospectus.

10.17 Governing Law

This Prospectus and the contracts that arise from the acceptance of Applications are governed by the law applicable in New South Wales and each Applicant submits to the exclusive jurisdiction of the courts of New South Wales.

10.18 Expiry

No Shares will be offered on the basis of this Prospectus later than 13 months after the date of this Prospectus.

10.19 Documents available for inspection

A copy of the following documents will be available for inspection free of charge at the registered office of the Company during normal business hours on any business day during the Offer Period:

- Constitution of the Company;
- the consents referred to in paragraph 10.16 above;
- the Old AGL Scheme Booklet;
- the Old AGL Supplementary Scheme Booklet; and
- the 31 December 2006 Half Year Results Announcement lodged with ASX on 19 February 2007.

10.20 Authorisation

Each Director has authorised the issue of this Prospectus and has consented to the lodgement of this Prospectus with ASIC.

Dated: 21 February 2007

SECTION 11

Glossary

Glossary

A$, $ or cents	Such amounts in Australian currency
ABS	Australian Bureau of Statistics
ACCC	Australian Competition and Consumer Commission
Acquisition	AGL's acquisition of Powerdirect
AEMC	Australian Energy Market Commission
AER	Australian Energy Regulator
AEST	Australian Eastern Standard Time
AFMA	Australian Financial Markets Association
AGL or the **Company**	AGL Energy Limited (ACN 115 061 375)
AGL Companies	AGL and its Subsidiaries from time to time and AGL Company means any of them
A-IFRS	Australian equivalents to International Financial Reporting Standards
Allgas	Allgas Energy Pty Ltd
Applicant	A person who submits a valid Application pursuant to this Prospectus
Application	A valid application to subscribe for Shares under the Offer
Application Monies	The amount accompanying an application
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASTC Settlement Rules	The settlement rules of the operating facility provided by ASTC
ASX	ASX Limited
ATO	Australian Taxation Office
Australian Energy	Australian Energy Limited, a subsidiary of PDA
Board	Board of directors of AGL
Bookbuild	The process though which institutional bids under the Offer are submitted and the *Final Placement* Price is set
CHESS	Clearing House Electronic Sub-register Systems
Closing Date	The last date by which Applications under the Offer must be received, being [•] 2006
Completion	Completion of the Acquisition under the terms of the Powerdirect Sale Agreement
Constitution	The constitution of the Company
Corporations Act	The Corporations Act 2001 (Cth)
Directors	The directors of the AGL as at the date of this Prospectus

DUOS	Distribution Use of System
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
Energex	Energex Limited (ACN 078 849 055)
Energex ICA	Energex Interim Coordination Agreement between Energex and Powerdirect Australia
EPS	Earnings per Share
Ergon Energy	Ergon Energy Corporation Limited (ACN 087 646 062)
ESAA	Energy Supply Association of Australia Limited
Final Price	The price which successful Applicants will pay for the Shares which are issued or transferred under the Offer, which will be determined as described in Section 1
FIRB	Foreign Investment Review Board
FRC	Full retail competition
FY	Financial year ended 30 June
Gearing	Value of net debt divided by value of net debt plus equity
GEC	Gas Electricity Certificate
GJ	Gigajoule, a metric of energy measurement
Government	The Government of the State of Queensland
Gross Proceeds	Gross proceeds of the Offer
GST	Goods and Services Tax
GWh	Gigawatt hour
HIN	Holder Identification Number
Historical Financial Information	Has the meaning given to it in Section 6
IFRS	International Financial Reporting Standards
Independent Accountant	Deloitte Touche Tohmatsu
Independent Accountant Report	Report of the Investigating Accountant contained in Section 6
Institutional Investors	An investor to whom offers or invitations in respect of securities can be made without the need for a disclosure document including in Australia persons to whom offers or invitations can be made without the need for a disclosure document under section 708 of the Corporations Act.
International Accounting Standards	Professional standards showing the acceptable method(s) of measuring and recording financial transactions and the level of disclosure required in financial statements maintained by The International Accounting Standards Board
Issue Proceeds	The funds raised by AGL from the issue of New Shares under this Prospectus
IT	Information Technology

Listing Rules or ASX Listing Rules	The Listing Rules of ASX as amended from time to time and subject to any waivers granted by ASX
LTIP	The AGL Long Term Incentive Plan
Mass Market customers	The smaller customer base, generally some SMEs, rural and residential customers
Market Capitalisation	Price per share multiplied by the number of Shares outstanding following completion of the Offer
MMA	McLennan Magasankik Associates
MMA Report	The MMA report set out in section 8
MUT	Maximum Uniform Tariff (see section 4 for further detail)
MW	Megawatt
MWh	Megawatt hour
NEM	National Electricity Market
NEMMCO	National Electricity Market Management Company Limited
New Shares	New Shares to be issued pursuant to the Offer
NMI	National Meter Identifier, also referred to as customer account
NPAT	Net profit after tax
NUOS	Network Use of System
Offer	Offer of approximately 56,550,000 New Shares
Offer Price	$16.50 per New Share
Offer Period	The time from the opening of the Offer to the Closing Date of the Institutional Offer
Old AGL	Alinta LGA Ltd, formerly The Australian Gas Light Company (ABN 95 052 167 405)
Old AGL Scheme Booklet	The Old AGL Scheme Booklet, lodged with the ASX on 29 August 2006
Old AGL Supplementary Scheme Booklet	The Old AGL Company Scheme Booklet, lodged with the ASX on 21 September 2006
Opening Date	The first date on which Applications will be accepted under the Offer, being 21 February 2007
Powerlink	Queensland Electricity Transmission Corporation Limited (ACN 102 539 702)
Powerdirect	Powerdirect Australia Pty Ltd (ACN 078 875 902) and Powerdirect Utility Services Ltd (ACN 104 759 471)
Powerdirect Australia or **PDA**	Powerdirect Australia Pty Ltd (ACN 078 875 902)
Powerdirect Utility Services or **PDUS**	Powerdirect Utility Services Ltd (ACN 104 759 471)
PPA	A power purchase agreement
Privacy Act	Privacy Act 1988 (Cth)
Project Phoenix	See Section 2.2.5 for an overview of Project Phoenix

Prospectus	This prospectus dated 21 February 2007 and any supplementary or replacement prospectus.
Prospectus Date	21 February 2007, being the date in which a copy of this Prospectus was lodged with ASIC
QCA	Queensland Competition Authority
RAA	Retail Allocation Agreement, between Energex, Sun Retail, Powerdirect Australia and the State of Queensland
REC	Renewable Energy Certificate
SCH	Securities Clearing House
Section	A section of this Prospectus
SEPL	Services Essential Pty Limited (ACN 101 691 409)
Share	Fully paid ordinary share in the capital of AGL
Share Performance Rights	The grant of rights to acquire Shares for no consideration under the LTIP.
Share Purchase Plan	The share purchase plan to be offered to Shareholders to allow them to subscribe for up to $5,000 of Shares following the Offer
Share Registrar	Link Market Services Limited (ACN 083 214 537)
Shareholder	A holder of Shares
Shareholders	Registered holders of Shares
Shares	Fully paid ordinary shares in the capital of the Company
SME	Small to medium enterprise
SPARQ	SPARQ Solutions Pty Limited (ACN 110 073 400)
SRN	Security holder reference number
Standard & Poor's	Standard & Poor's (Australia) Pty Ltd (ACN 007 324 852)
STIP	The AGL Short Term Incentive Plan
Sun Gas	AGL Sales (Queensland) Pty Ltd (formerly Sun Gas Retail Pty Ltd) (ACN 121 177 740)
Sun Retail	Sun Retail Pty Ltd (ACN 078 848 549)
TSA	Transition Services Agreement, between Energex and Powerdirect Australia
TSR	Total Shareholder Return
TUOS	Transmission Use of System
TWh	Terawatt hour
Underwriters	Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897); J.P. Morgan Australia Limited (ACN 002 888 011) or UBS Investment Bank (ABN 47 088 129 613)
US	United States of America
US Securities Act	US Securities Act of 1933

Corporate directory

Issuer

- AGL Energy Limited (ACN 115 061 375)

Registered office address

72 Christie Street

St Leonards NSW 2065

Telephone: +61 2 9921 2999

Facsimile: +61 2 9921 2552

Website: www.agl.com.au

Postal address

Locked Bag 1837

St Leonards NSW 2065

Joint Underwriters in relation to the Offering

- Goldman Sachs JBWere Pty Ltd

Level 48, Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

- JPMorgan Australia Limited

Level 32

225 George Street

Sydney NSW 2000

- UBS AG, Australia Branch

Level 25

Governor Philip Tower

1 Farrer Place

Sydney New South Wales 2000

Legal Adviser

To the Issuer

- Baker and McKenzie

AMP Centre

Level 27

50 Bridge Street

Sydney NSW 2000

To the Joint Lead Managers

- Mallesons Stephen Jaques

Level 60, Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Independent accountant

- Deloitte Touche Tohmatsu

Grosvenor Place

225 George St

Sydney NSW 2000

Share Registrar

- Link Market Services Limited

Level 12, 680 George Street

Sydney NSW 2000

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/02/2007

TIME: 14:32:14

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

AGL Energy Limited (***AGL Energy***)

ABN

74 115 061 375

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,550,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

521681-v1\SYDDMS\ER9

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The new shares will rank equally in all respects from the date of allotment with the existing fully paid ordinary shares in the capital of AGL Energy, except that the new shares are not entitled to the interim dividend of 9.5 cents per share declared for the period to 31 December 2006.
5	Issue price or consideration	$16.50 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds from the issue will be used to partially fund AGL Energy's acquisition of Powerdirect Australia Pty Ltd and Powerdirect Utility Services Ltd from the Queensland Government for a total consideration of $1,200 million (***Acquisition***).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	433,555,467	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	204,086	Share performance rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There is no change to AGL Energy's distribution policy. The new shares are not entitled to the interim dividend of 9.5 cents per share declared for the period to 31 December 2006.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 Feb, 2007

(~~Director~~/Company secretary)

Print name: Paul McWilliams

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/02/2007

TIME: 14:01:14

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL disappointed with Origin s decision

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

February 23, 2007

AGL disappointed with Origin's decision

AGL Energy Limited (AGL) today expressed disappointment with Origin Energy's decision to reject AGL's proposal for a merger of equals. AGL notes that in rejecting our proposal, Origin has reached a number of conclusions, which we strongly disagree with.

AGL believes the merger proposal and presentation put to the Origin board continues to be compelling and will deliver material and sustainable benefits to shareholders of both companies.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato, Cato Counsel: 0419 282 319

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/02/2007

TIME: 18:24:04

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Supplementary Prospectus

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

February 23 2007

AGL Energy Limited has today lodged with the Australian Securities & Investments Commission a Supplementary Prospectus in relation to its capital raising. A copy is attached.

Paul McWilliams
Company Secretary

AGL Energy Limited
ACN 115 061 375

Supplementary Prospectus

About this Supplementary Prospectus

This is a supplementary prospectus dated 23 February 2007 and was lodged with the Australian Securities and Investments Commission (**ASIC**) on that date. This supplementary prospectus supplements the prospectus dated 21 February 2007 (**Original Prospectus**) which was lodged by AGL Energy Limited ACN 115 061 375 with ASIC on that date. This supplementary prospectus must be read together with the Original Prospectus.

Terms defined in the Original Prospectus have the same meaning in this supplementary prospectus except where otherwise defined in this supplementary prospectus.

Supplementary information

1. Origin announcement rejecting merger proposal

Section 2.2.4.4 of the Original Prospectus described the discussions between AGL and Origin Energy Limited (***Origin***) concerning the proposal for the two companies to merge by way of a nil premium merger. The Original Prospectus accurately reflected the status of those discussions as at 21 February 2007 and made clear that, whilst AGL believed that the business case for the merger was compelling and would deliver material and sustainable benefits to shareholders of both companies, a number of outcomes of the discussions remained possible and noted that there was no certainty that the discussions would result in an agreed merger of equals being announced.

On 23 February 2007, Origin announced that it has rejected AGL's proposal for a nil premium merger of equals.

In response, AGL announced on 23 February 2007 that it was disappointed with Origin's decision to reject the proposal and noted that in rejecting the proposal Origin had reached a number of conclusions which AGL strongly disagrees with. AGL believes that the merger proposal and presentation put to the Origin board continues to be compelling and would deliver material and sustainable benefits to shareholders of both companies.

2. Update on subscription in Queensland Gas Company Limited

Sections 2.4.2.2 and 9 of the Original Prospectus summarises AGL's proposed subscription for a 27.5% stake in Queensland Gas Company Limited (***QGC***) and the associated gas supply contract.

The Original Prospectus noted that Santos had made an alternative offer for QGC but that the ACCC had announced that it intended to oppose the Santos offer.

Since lodgement of the Original Prospectus, Santos has announced that, in light of the ACCC decision, it will not proceed with its offer for QGC.

3. Original Prospectus Corrections

(a) Disclosure of Director's interests

Page 104 of the Prospectus sets out the interests of directors in AGL Shares. The table of interests shows Carolyn Hewson as being interested in 59,154 AGL Shares. This number should be 52,899 AGL Shares.

(b) Sources and application of funds

The tables of sources and application of funds set out in sections 1.3 and 3.5 of the Original Prospectus included figures based on the floor price for the Offer (being the price at which the Underwriters agreed to underwrite the Offer) rather than the final Offer Price of $16.50. The table below shows the sources and application of funds table updated to reflect the final Offer Price.

Table 1 Sources and uses

Sources	A$m	Uses	A$m
Offer	933	Acquisition of Powerdirect[1]	1,200
Share Purchase Plan	75		
Corporate Debt Facility[2, 3]	218	Transaction expenses	26
Total	**1,226**	**Total**	**1,226**

Note:

1 Includes stamp duty

2 The amount being drawn under the Corporate Debt Facility will be increased to the extent the amount raised under the Share Purchase Plan is less than $75 million

3 There are no conditions precedent to drawdown under the Corporate Debt Facility.

(c) Section 6.4.3

There is a typographical error in Table 13 on page 65 of the Original Prospectus. The figure for the amount of electricity sold in South Australia should have been 1718 rather than 1178. The totals in the table remain correct.

Table 17 on page 66 of the Original Prospectus mistakenly refers to a number of degree days for Queensland, this should instead refer to South Australia.

Effect of supplementary information

The Directors consider that the new circumstances described above, and supplementary information provided, are not materially adverse from the point of view of investors. In particular, the Original Prospectus clearly stated that there was no certainty that the discussions with Origin would result in an agreed merger of equals being announced. In addition, the information presented in the Original Prospectus including in relation to the expected financial and operational benefits of the acquisition of Powerdirect and the future strategy for the AGL business did not take into account the potential merger with Origin.

Consent to lodgement

Each director of AGL Energy Limited has given, and not withdrawn, his/her consent to the lodgement of this supplementary prospectus with ASIC. This supplementary prospectus has been signed by Paul McWilliams, Company Secretary, on behalf of AGL Energy Limited.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/02/2007

TIME: 18:05:19

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amended Initial Director's Interest Notice x 2 (18/10/06)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx statement

February 26 2007

Attached are amended Appendices 3X in respect of Messrs Reaney and Allen.

These correct errors in the Appendices 3X originally lodged on 18 October 2006.

Paul McWilliams
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**GRAHAM JOHN REANEY**
Date of appointment	**5 OCTOBER 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 61,839 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006
(Previously advised as a direct interest in 91,839 ordinary shares)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
RENILTON PTY LTD <MEDUSA SUPER FUND A/C>	Entitlement to 20,000 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006
<GJ REANEY FAMILY TRUST A/C>	Entitlement to 10,000 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006 (previously included in direct interests in ordinary shares)

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**DAVID CHARLES KEITH ALLEN**
Date of appointment	**5 OCTOBER 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 68,561 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006
(Previously advised as a direct interest in 72,881 ordinary shares)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
PLAN B TRUSTEES LIMITED <LIFETIME INVEST SERVICE A/C>	Entitlement to 4,320 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable *interest of a director*" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2007

TIME: 15:00:29

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Further Information re Origin Merger of Equals Proposal

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: 02 9921 2205
Fax: 02 9921 2694

AGL Energy Limited
ABN 74 115 061 375

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

asx statement

February 28, 2007

Further information re Origin Merger of Equals Proposal

On Friday February 23, 2007 Origin Energy Limited ("Origin") announced that it had rejected the merger of equals proposed by AGL Energy Limited ("AGL"). AGL remains disappointed at Origin's decision and considers it important to provide the market with additional information in relation to merger discussions and the potential benefits in light of some of the matters raised by Origin in its announcement and subsequent briefing.

AGL first approached Origin in relation to a merger of equals proposal on November 30, 2006. Over the past three months, AGL remained open to discuss all merger issues with Origin. On January 16, 2007, in an effort to advance and focus merger discussions, AGL submitted a formal proposal to Origin for a merger of the two companies. The key features of AGL's proposal were:

- an exchange ratio of 1.860 Origin shares for each AGL share assuming Origin was to be the continuing entity (or ~0.538 AGL shares for each Origin share if AGL were the continuing entity), which represented a premium to Origin shareholders based on a range of relevant benchmarks. For example, the proposed exchange ratio represented an 8.9 per cent premium to Origin shareholders based on AGL and Origin's three month VWAPs prior to the proposal;

- majority ownership of the combined company by Origin's shareholders;

- AGL was open to the transaction being implemented through an acquisition of AGL by Origin;

- the chairman of the merged entity was to be appointed by Origin and the CEO by AGL, with senior management selected on a most qualified applicant approach;

- the board of the combined company was to comprise equal numbers from each of Origin and AGL's existing boards; and

- if implemented, based on its estimate of the potential merger benefits, AGL believed that Origin shareholders could benefit from an earnings uplift of greater than 25 per cent[1].

Origin subsequently advised AGL that the terms of the proposal did not form an acceptable basis for merging the two companies. AGL believed that the specific terms outlined in its January 16, 2007 proposal provided the basis for a balanced and fair merger of equals that was extremely attractive to shareholders of both

[1] EPS accretion based on AGL's estimate of after-tax merger benefits.

companies. AGL advised Origin that it remained open to discuss all merger issues on a consensual basis.

Origin indicated it would only progress discussions on the basis that the selection of the CEO was resolved prior to engaging on relative value. As a result, AGL and Origin agreed a process to resolve the appointment of the CEO. However, when Origin announced its rejection of the merger of equals, this process had not materially progressed. Accordingly, there had been no discussions between AGL and Origin on the relative value of the two companies since AGL made its initial approach.

AGL remained of the view that a merger of equals provided a unique opportunity to create substantial long-term value for shareholders of both companies. Origin also acknowledged on a number of occasions that there were material benefits associated with merging the two companies. AGL has previously indicated that it had identified pre-tax annual benefits of approximately $150 million through the removal of duplicated effort and resources. In addition to these benefits, AGL believed there were other pre-tax annual benefits of approximately $180 million, with additional one-off and scale benefits which AGL had hoped to work jointly with Origin to quantify. The merger was also expected to enhance the range of growth opportunities available to the combined business due to its increased scale.

AGL's assessment of potential merger benefits was based solely on publicly available information in relation to Origin. Further, these estimates were before allowance for any asset divestments that may have been required by the ACCC. Origin has stated that it believes these divestments may result in value leakage of between $750 million and $1 billion. While AGL acknowledges there may have been potential value leakage associated with the impact of divesting assets into a new business with a higher cost to serve than that of the merged entity and the replication of certain corporate functions, it does not believe that these factors would have significantly impacted the overall benefits of the merger to shareholders of both companies.

Further information on AGL's views of the benefits of the merger is set out in the attachment, which is a subset of a presentation provided to Origin on February 22, 2007 the day prior to Origin's rejection of AGL's proposal.

In AGL's view, a merger of equals represented the most logical transaction between AGL and Origin given the relative size of the two companies, their complementary business profiles and the fact that the merger benefits outlined above were uniquely available through the combination of the two companies.

Paul McWilliams
Company Secretary

ATTACHMENT

Exchange Ratios

Price Basis	Share Price AGL	Share Price Origin	Exchange Ratio AGL/Origin	Exchange Ratio Origin/AGL	Premium Implied by 16 Jan Proposal
Day prior to Origin's public rejection (22-Feb-07)	$ 16.86	$ 8.86	1.90x	0.53x	2.3%
Day prior to press speculation (15-Dec-06)	$ 16.00	$ 8.00	2.00x	0.50x	7.5%
Day of approach (30-Nov-06)	$ 15.30	$ 7.53	2.03x	0.49x	9.2%
1 month VWAP[1]	$ 17.25	$ 9.14	1.89x	0.53x	1.5%
2 month VWAP[1]	$ 17.14	$ 9.14	1.88x	0.53x	0.9%
3 month VWAP[1]	$ 16.64	$ 8.54	1.95x	0.51x	4.8%
Broker consensus valuation	$ 16.85	$ 7.82	2.15x	0.46x	15.9%

Analyst Valuations

Broker	Date	AGL Valuation (Per Share)
ABN Amro[2]	23-Feb-07	$15.98
Citigroup	23-Feb-07	$16.90
Commsec	19-Feb-07	$16.60
Deutsche Bank	19-Feb-07	$18.50
GSJBWere	21-Feb-07	$16.70
JP Morgan	21-Feb-07	$16.80
Merrill Lynch	23-Feb-07	$16.50
Mean		**$16.85**

Broker	Date	Origin Valuation (Per Share)
ABN Amro[2]	23-Feb-07	$7.83
Citigroup	23-Feb-07	$7.80
Commsec	23-Jan-07	$8.05
GSJBWere	09-Jan-07	$7.40
Merrill Lynch	04-Jan-07	$7.31
UBS	23-Feb-07	$8.55
Mean		**$7.82**

Note: Includes analysts with published valuations since PowerDirect and Sun Retail acquisitions for AGL and Origin respectively.

(1) As at 22 February 2007, the day prior to Origin's rejection of the merger of equals.

(2) Valuation assuming no synergies from proposed merger.

project roy

AGL's view of potential merger benefits
february 2007



AGL Origin energy

CREDIT SUISSE Goldman Sachs JBWere

overview of the merged entity



merger overview

- A merger of equals between Origin and AGL would create the leading Australian integrated energy company, with substantial financial strength and robustness in earnings, ranking within the top 20 on the ASX
  - #1 integrated energy market participant in Australia
  - #1 energy retailer in Australia
  - #1 producer of coal seam methane in Australia
  - #1 LPG supplier in Australia, New Zealand and the Pacific Islands
  - #1 provider of renewable energy in Australia
  - #2 natural gas producer in South East Australia
- The merger will deliver material and sustainable benefits to shareholders of both companies. These benefits could not be unlocked by Origin or AGL either alone or through the combination with a third party
- The benefits of the merger proposal have been recognised by the market
- The combined company will be exposed to a greater suite of growth opportunities. In addition to the opportunities available to both companies on a standalone basis, the merger provides an improved platform from which to pursue other domestic and international development and acquisition opportunities in both traditional and renewable energy markets
- AGL does not believe that mitigating any potential ACCC concerns will fundamentally impact the value creation and strategic rationale of the merger

the opportunity exists right now to create a clear leader in the Australian energy sector, with exposure to an array of global opportunities otherwise unavailable to either company on a standalone basis

complementary profile

Origin and AGL are uniquely positioned to pursue an MoE due to the highly complementary nature of the two businesses

	Origin[1]	Origin %	AGL %	AGL[2]
Market Capitalisation ($m)	7,555	51%	49%	7,391
2007E NPAT[3] ($m)	347	50%	50%	342
2008E NPAT[3] ($m)	438	51%	49%	427
2009E NPAT[3] ($m)	462	47%	53%	513
Aust Electricity Customers ('000s)	1,787	48%	52%	1,934
Aust Generation (MW)	704	18%	82%	3,212
Aust Generation Development Opps. (MW)	2,450	54%	46%	2,097
Aust Renewable / Green Generation (MW)[4]	0		100%	1,311
Aust Gas Customers ('000s)	879	35%	65%	1,633
Aust LPG Customers ('000s)	357	70%	30%	150
Aust Dual Fuel Customers ('000s)	703	35%	65%	1,300
Gas Demand (PJ per annum)	127	37%	63%	220
Gas Reserves (PJ)	2,199	73%	27%	801
Liquid Reserves (mmboe)	41	69%	31%	18

Similar financial growth profiles:

- Long term earnings growth target — Origin: 10–15% — AGL: 10–15%

Similar credit positions:

- Credit Rating (S&P) — Origin: BBB+ — AGL: BBB

Source: IRESS, Bloomberg, Company filings, broker reports, ESC, ESCOSA, AGL estimates
Note: Equity accounted.
1 Information relating to Origin to be verified by Origin.
2 Including Powerdirect customers and 27.5% interest in QGC's 2P reserves (222PJ). Shares outstanding adjusted for placement and SPP.
3 Broker consensus. Note: AGL research post-announcement of Powerdirect acquisition (19-Feb-07).
4 Including renewable development opportunities.

benefits of the proposed merger



AGL Origin energy

benefits of the MoE

- The merger is expected to create value for shareholders of both companies
  - Duplication benefits: ~$150m p.a., based on the removal of duplication (as disclosed)
  - Other annual benefits: ~$180m p.a., primarily as a result of scale benefits across the combined retail business and portfolio benefits[1]
  - One-off benefits: up to $1bn through the deferral of capex, early commercialisation of gas reserves
  - Scale and diversity benefits: unquantified benefits resulting from increased market rating, index weighting and liquidity; lower cost of capital; increased global significance
- The benefits achieved via the merger are sustainable and represent an immediate and permanent step change to both businesses. These benefits cannot be replicated without the investment of significant capital and execution risk over a substantial period of time
- The merger does not inhibit the growth opportunities available to either company on a standalone basis (i.e. operational improvements, organic growth, acquisitions)
  - The merged entity can pursue many of the same acquisition opportunities available to both Origin and AGL on a standalone basis (e.g. NSW privatisation, subject to the ultimate structure of the privatisation process)
- In addition, the merged entity can also pursue additional growth opportunities otherwise unavailable to either Origin and AGL on a standalone basis given their scale
  - E&P - large scale projects, lead roles, exploration licensing commitments
  - Large scale traditional and renewable generation projects (carbon trading, carbon sequestration, etc)
  - International retail and generation assets
  - Other (e.g. LNG, Contact, etc)

significantly more growth opportunities will be created through the merger than lost

1 Excludes impact of ACCC divestments.

sustainability of merger benefits

- The merger benefits reflect a permanent change in the businesses and do not degrade over time
- There are no comparable opportunities for Origin or AGL to deliver similar scale and achieve the expected merger benefits
  - **Organic growth:** While Origin or AGL on a standalone basis will continue pursue customer growth, organic growth is unlikely to deliver the same level of scale as the merger. While Origin or AGL on a standalone basis could focus time and resources on organic growth to achieve scale benefits, the merged entity (having already achieved those benefits) can focus on other transformational opportunities
  - **Outsourcing/bureau/back office joint venture:** While potential cost savings would need to be balanced against reduced strategic flexibility, the combined business would also be able to implement an outsourcing-type arrangement. On the basis of its greater scale and volume, the merged entity would be better positioned to extract more favourable terms (and would therefore retain a lower cost structure) than either Origin or AGL alone
  - **Investment in IT systems to deliver cost reductions:** AGL has already committed to and incurred significant IT costs. Any similar investment by Origin represents a duplicated cost that the combined business could avoid
  - **Acquisition:** The acquisition of customers is subject to significant execution risk and is likely to involve either Origin or AGL paying away a significant part of the benefits in the form of a premium

duplication benefits

~$150m of gross annual synergies through the removal of duplicated effort and resources



~$37.5m
~$38.4m
~$52.0m
~$10.0m
~$15.0m
~$152.9m
Elimination of duplicated non-retail overhead costs
Elimination of retail duplication
Elimination of duplicated administration and public company costs
Elimination of duplicated occupancy costs
Reduction in advertising costs
Total annual synergy benefits

Note: Additional information on duplication benefits is available in Appendix A.

other annual benefits

An additional ~$180m of gross annual benefits, resulting in total gross benefits of greater than $330m per annum


~$152.9m
~$330m

Total annual synergy benefits	Generation benefits	Retail benefits	Portfolio benefits	Other benefits	Total estimate of annual combination benefits
• Removal of duplicated effort and resources - Non-Retail overhead costs - Retail duplication - Admin and public company costs - Occupancy - Advertising	• Potential for minor reductions in maintenance expenditure	• Economies of scale and improved efficiencies by taking advantage of AGL's Project Phoenix initiatives • Gross retail benefits will be reduced by difference in marginal cost to serve on ACCC divested customers & duplicated corporate costs	• Hedging diversification • Wholesale market economies of scale	• Additional corporate cost savings	

reduction in total cost to serve

Pre-asset divestments, gross cost to serve benefits of ~$155m per annum (including $38.4m per annum of duplication benefits)

Pre Synergies


$221m
$261m
$482m
AGL
Origin
Combined

	AGL	Origin	Combined
Customers ('000)[1]	3,250	2,666	5,916
Cost to Serve ($m)	221	261	482
Est. Cost to serve ($/customer)	68[2]	98[3]	81

Post Synergies


$221m
$106m
$327m
$155m
AGL
Marginal Cost of Origin's Customers
MergeCo Total

	AGL	Marginal Cost of Origin's Customers	MergeCo Total
Customers ('000)[1]	3,250	2,666	5,916
Cost to Serve ($m)	221	106	327
Est. Cost to serve ($/customer)	68[2]	40[4]	55

- Gross cost to serve benefit excludes impact of ACCC divestments

1 Excluding JV customers (i.e. ActewAGL, AlintaAGL).
2 Post Phoenix, pre-scale benefits resulting from Powerdirect acquisition.
3 Pre Sun Retail, Origin Energy customers of 1.8m on a cost base of $215m (implied from electricity and gas gross margin of $439m less EBITDA of $224m) implying a marginal cost of ~$118 per customer; adjusted for a reduction in cost to serve of $20 per customer following the acquisition of Sun Retail.
4 AGL estimates.

one-off benefits

- Potential for one-off benefits
  - Capital expenditure deferral (power stations) as gas can be monetised via existing customer base instead of via development of a power station
  - Opportunity to accelerate monetisation of gas
- AGL's initial estimate of these one-off benefits is in the range of $500m-1,000m
- AGL would like to work jointly with Origin in order to further develop this analysis

scale benefits

Increased financial scale and earnings diversity is likely to result in a re-rating of the combined entity

- A combined Origin/AGL would move to approximately #18 on the ASX by market capitalisation
  - Improved market rating
  - Increased liquidity and index weighting
  - Greater institutional participation on the combined register
  - Increased relevance to international institutions
  - Improved broker focus
- Increased scale is also likely to result in a number of financials benefits (e.g. lower cost of capital, higher debt capacity than the individual companies at a given credit rating, greater access to capital)
  - Every 0.10% reduction in the merged company's WACC results in a ~$200m increase in value of the combined entity

EBITDA Breakdown (pre-Merger)[1]



AGL
46%
41%
6%
7%
Origin
28%
27%
39%
6%

Pro Forma EBITDA Breakdown (post-Merger)[1,2]



36%
18%
16%
3%
22%
2%
3%

■ Retail ▫ Merchant[3] ▫ E&P ▫ Generation
▫ Contact ▫ Investments Other

Source: Broker reports
1 Based on FY08 consensus forecasts.
2 Excluding any ACCC divestments.
3 AGL's Merchant Energy business includes electricity generation and wholesale sale of gas and upstream oil and gas investments.

enhanced opportunities

The merged entity would be a world scale integrated energy company, with future expansion likely to be focused on a broader range of larger opportunities

- Step change in growth opportunities
  - Comparison with what Origin or AGL could achieve on a standalone basis is of little relevance given expanded opportunity set
- Industry leadership across the energy sector
  - Address new market opportunities and play a major role in leading market reform
- Able to access and take leadership of large scale projects
  - Able to fund capital expenditure above what either could justify alone and mitigate risks through scale and diversity, enabling a portfolio of projects to be developed at the same time
- Consider international expansion
- Attract and retain high calibre employees for growth initiatives (e.g. offshore E&P)



Leadership Position in Energy Markets
Improved Positioning in Renewables Sector (including carbon sequestration, credits trading, etc)
Leadership Position in Market Reform
Large Scale Domestic Opportunities
Retail
LNG
AGL Origin
Generation
NZ Energy Supply Issues
Large Scale E&P

conclusion



AGL Origin energy

conclusion

The merger provides Origin with a number of unique benefits versus a standalone strategy

1. Access to AGL's low cost to serve retail base (i.e. AGL has already invested the capital required to upgrade systems)
2. Availability of AGL's gas customers provides commanding channel to market - limited opportunity to acquire other gas customers in Australia
3. Ability to monetise reserves without spending significant capital (i.e. acquiring retail customers and/or building power stations)
4. Immediate step change. Alternative bolt-on strategy requires significant capital and time. There is significant execution risk with the alternative bolt-on strategy, including risks to eps growth and risks from competitors, regulators, governments and other vendors
5. Origin need not pay a premium to reach market leading scale, relative to competitive privatisations and other acquisition opportunities. Premium for Origin shareholders still available in a subsequent change of control transaction
6. Corporate synergies in this combination are unique in their size and, when coupled with vertical integration benefits, are not available from any other transaction or series of transactions

the merger reduces execution risk and dramatically expands Origin's scale and capabilities to exploit larger development and acquisition opportunities

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
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Telephone 61 2 9227 0334

Internet http://www.asx.com.au
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2007

TIME: 15:10:08

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY CHARLES ROY MAYCOCK
Date of last notice	1 NOVEMBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BROOKFIELD SUPERANNUATION PTY LTD (As trustee for Brookfield Super Fund)
Date of change	28 FEBRUARY 2007
No. of securities held prior to change	9,700
Class	ORDINARY
Number acquired	6,041
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$99,919.64 (aggregate)
No. of securities held after change	15,741

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE ON MARKET

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END